3/0.

93/653

04035583

89- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Hitachi Cable Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

DEPOSITARY BANK: Deutsche Bank

FILE NO. 89- 62 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

F-6WAV	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
DEF 14A	*(PROXY)*	☐	*SUPPL*	*(OTHER)*	☑

OICF/BY: dlw

DATE : 7/19/04

93/653

Deutsche Bank

04 MAR 10 AM 7:21

Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services
60 Wall Street
MS NYC60-2727
New York, NY 10005-2858

March 03, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **089-00062** with Respect to the ADR facility of Shares of **Hitachi Cable Ltd.** pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Chris Konopelko
Assistant Vice President

Hitachi Cable, Ltd.
File Number 089-00062
2004 Releases

Consolidated Business Results for the Third Quarter (Nine-month Cumulative Total) of Fiscal 2004 Ending March 31, 2004

February 3, 2004

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange Where Listed (section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)
Code Number: 5812
(URL http://www.hitachi-cable.co.jp)
President: Norio Sato

Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261

1. Important Information about Preparing This Term's Overview of Business Results

(1) Changes from Accounting Procedures and Interpretation of Recent Consolidated Fiscal years: Yes
(Content)
Simplified methods, such as calculating this term's figures from estimates for the full year, have been partly adopted to depreciate fixed assets.

(2) Changes in Companies to Which Consolidated and Equity Methods Apply: Yes
Consolidated Subsidiaries:
(New) Fujinaga Electric Co., Ltd., Huanan Wire & Cable Services Co., Ltd., CNMP Networks, Inc., CNMP Networks (Beijing), Inc., Ayutthaya HCL Co., Ltd.
(Removed) Kansai Hi-Elec, Ltd., Kansai Hi-Metal, Ltd. and Hitachi Cable Distribution, Ltd. (Subsidiaries ceasing to exist after the merger)
Affiliate under Equity Method:
(New) Hitachi Shin Din Cable, Ltd., HMC Co., Ltd.
(Removed) Matsumoto Dengyo Co., Ltd. (Excluded by spin off)

(3) Involvement of Certified Public Accountant or Auditing Firm: No

2. Performance over the Term under Review (Apr. 1, 2003 — December. 31, 2003)

(1) Operating Results

	Net Sales (million yen)	Operating Income (Loss) (million yen)	Ordinary Income (Loss) (million yen)	Net Income (Loss) (million yen)
Dec./03 (Nine-month)	246,194 (3.6%)	3,097 (-%)	2,052 (-%)	−5,201 (-%)
Dec./02 (Nine-month)	237,531	−2,757	−3,763	−3,800
Mar./03	325,100	−1,959	−3,677	−7,090

	Net Income (loss) per Share (yen)	Diluted Net Income per Share (yen)
Dec./03 (Nine-month)	−14.18	—
Dec./02 (Nine-month)	−10.22	—
Mar./03	−19.25	—

(Note)
① Figures are rounded down to the nearest 1 million yen.
② Figures in parentheses represent % change from the same quarter last year (nine-month cumulative total).

(2) Qualitative Information about Consolidated Business Results

Net sales for the third quarter (nine-month cumulative total) were 246,194 million yen, up 4% from the same term last year. Ordinary income was 2,052 million yen, boosted by growth in net sales and the effect of various ongoing structural reforms and cost-cutting initiatives in recent years. Net loss for the third quarter (nine-month cumulative total) amounted to 5,201 million yen due to an extraordinary loss of 10,345 million yen in business restructuring expenses.
Given below is an overview of business results by segment.

Wires and Cables

A recovery in private-sector plant and equipment investment prompted strong sales of insulated cables, while sales of electronic wires also recovered well, particularly in the semiconductor manufacturing machinery and digital home appliance sectors.
The addition of wire and cable distributor Fujinaga Electric Co., Ltd. to consolidated results this year contributed to a net increase in sales of 3,401 million yen compared to the same term last year (nine-month cumulative total).
As a result, sales in this segment were 100,325 million yen, up 9% from the same quarter last year (nine-month cumulative total).

Information Systems and Electronic Components

For information systems, investments in third-generation mobile phone base stations since the latter half of the previous fiscal year helped boost the sales of information and communication-related construction and antennas, generating substantial growth relative to the same term last year (nine-month cumulative total). Sales of information transmission systems and products remained strong, also recording an increase from the same term last year.
In the field of electronic components, sales of semiconductor packaging materials were down from the same quarter last year (nine-month cumulative total) due to the Company' s decision to withdraw from the TCP (Tape Carrier Package) market. However, sales of compound semiconductors were up from the same term last year thanks to the continuing strong performance of laser diodes for DVD devices.
Sales in this segment were 71,762 million yen, up 5% from the same quarter last year (nine-month cumulative total).

Copper Products

Overall sales of copper strips were up from the same term last year (nine-month cumulative total), with sales of dual-gauge copper strips and other products used for leadframes rising to record levels. Sales of copper tube, fell from the previous year, due mainly to the impact of customer companies moving production overseas.
Sales in this segment were 35,523 million yen, down 1% from the same quarter last year (nine-month cumulative total).

Electric Equipment, Construction, and Other Others

Sales of rubber products were similar to last year' s levels, while sales from power cable construction fell sharply relative to the same quarter of the previous fiscal year. The drop can be attributed to a significant slowdown in construction by power companies, as well as the transfer of a major part of the power transmission construction business of Power & Com Tech, Ltd. (a consolidated subsidiary of Hitachi Cable) to J-Power Systems Corp. (an equity affiliate) on October 1, 2003.
Sales in this segment were 50,675 million yen, down 9% from the same quarter last year (nine-month cumulative total).

(3) Financial Standing

	Total Assets (million yen)	Shareholders' Equity (million yen)	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (yen)
Dec. ／03	334, 770	172, 817	51. 6	476. 12
Dec. ／02	372, 373	186, 673	50. 1	507. 49
Mar. ／03	352, 761	182, 005	51. 6	494. 72

[Statement of Cash Flows]

	Cash Flows from Operating Activities (million yen)	Cash Flows from Investment Activities (million yen)	Cash Flows from Financing Activities (million yen)	Cash, Time Deposit and Marketable Securities at the End of tern (million yen)
Dec. ／03 (Nine-month)	11, 926	7, 972	−18, 531	8, 691
Dec. ／02 (Nine-month)	9, 314	−398	−12, 801	8, 013
Mar. ／03	23, 919	−979	−27, 910	7, 016

(4) Qualitative Information about Changes in Consolidated Financial Status

Cash flow from operating activities totaled 11, 926 million yen. This was due to 15, 082 million yen in depreciation expenses, a decrease in trade receivable (resulting in increased cash flow of 3, 749 million yen), an increase in trade payable (resulting in increased cash flow of 1, 696 million yen), and an increase in inventory assets (resulting in decreased cash flow of 3, 808 million yen).

Cash flow from investing activities totaled 7, 972 million yen. This includes 9, 327 million yen and 1, 279 million yen, respectively, spent to acquire tangible fixed assets and investment securities, offsetting gains of 2, 908 million yen and 4, 354 million yen, respectively, from sales of tangible fixed assets and investment securities, and income of 10, 224 million yen from cancellation of long-term operating assets.

Cash flow used for financing activities totaled 18, 531 million yen. Of this, bond redemption payments accounted for 10, 000 million yen, dividend payments accounted for 1, 829 million yen, repayments for short-term borrowing accounted for 3, 654 million yen, and treasury stock acquisition payments accounted for 2, 005 million yen.

(Reference)

Non-consolidated Performance over the Term under Review (Apr. 1, 2003 — Dec. 31, 2003)

	Net Sales (million yen)	Operating Income (loss) (million yen)	Ordinary Income (million yen)	Net Income (million yen)
Dec. ／03 (Nine-month)	171, 082	394	872	-4, 144

	Total Assets (million yen)	Shareholders' Equity (million yen)
Dec. ／03	267, 123	152, 419

3. Business Results Forecast for Fiscal Year 2004 (Apr. 1, 2003-Mar. 31, 2004)

	Net Sales (million yen)	Ordinary Income (million yen)	Net Income (Loss) (million yen)	Net Income (Loss) per Share (yen)
Mar. ／04	325,000	4,000	−2,900	−7.89

(Reference)

Non-consolidated Business Results Forecast for Fiscal Year 2004 (Apr. 1, 2003-Mar. 31, 2004)

	Net Sales (million yen)	Ordinary Income (million yen)	Net Income (Loss) (million yen)	Annual Dividend per Share	
				Term-end Dividend (yen)	
Mar. ／04	230,000	2,000	−2,900	2.50	5.00

* Information about Forecast of Business Results

Results for the third quarter (nine-month cumulative total) were generally consistent with the forecast released on October 27, 2003. Despite uncertainty factors such as rising prices for input materials (particularly copper) and an increasingly strong yen, the Company remains confident of achieving the forecast predictions for the fiscal year ending March 2004.

** Notes on Use and Disclosure of Forecast of Business Results:

The forecast above is based on information available as of the issue date of this report. The assumptions made as of the issue date of this report derive from uncertain factors that may affect future business results. Actual business results may differ substantially due to various unforeseeable factors.

1. Consolidated Balance Sheet

(million yen)

	3rd Quarter of Fiscal 2003 (Dec. 31, 2002)	3rd Quarter of Fiscal 2004 (Dec. 31, 2003)	End of Fiscal 2003 (Mar. 31, 2003)		3rd Quarter of Fiscal 2003 (Dec. 31, 2002)	3rd Quarter of Fiscal 2004 (Dec. 31, 2003)	End of Fiscal 2003 (Mar. 31, 2003)
〔Assets〕				〔Liabilities〕			
Current Assets	157, 586	154, 055	147, 353	Current Liabilities	134, 654	99, 675	107, 401
Cash and Deposit in Bank	8, 621	9, 303	7, 649	Notes Payable and Accounts Payable	32, 302	37, 438	32, 528
Note Receivable and Accounts Receivable	84, 440	79, 670	80, 930	Short-term Debt	71, 038	24, 167	26, 832
Inventories	46, 245	44, 717	40, 392	Commercial Paper	-	16, 000	16, 000
Deferred Income Taxes	6, 907	8, 578	3, 859	Amortized Company Bonds	10, 000	-	10, 000
Other Current Assets	12, 416	12, 541	14, 941	Other Current Liabilities	21, 314	22, 070	22, 041
Allowance for Doubtful Accounts	-1, 043	-754	-418				
				Fixed Liabilities	45, 050	56, 034	57, 391
Fixed Assets	214, 787	180, 715	205, 408	Company Bonds	10, 000	15, 000	15, 000
Tangible Fixed Assets	151, 841	128, 287	143, 120	Long-term Debt	12, 000	19, 516	20, 164
Buildings and Structure	51, 882	48, 688	51, 490	Accrued Pension and Severance Cost for Employees	20, 356	19, 600	19, 571
Machinery and Vehicles, etc.	72, 329	61, 363	68, 972	Reserve for Directors' Retirement Allowance	1, 481	798	1, 531
Land	11, 284	11, 105	11, 313	Deferred Income Taxes	380	408	298
Construction in Progress	16, 346	7, 131	11, 345	Other Fixed Liabilities	833	712	827
Intangible Fixed Assets	2, 816	3, 659	3, 139	Total Liabilities	179, 704	155, 709	164, 792
Utility Rights, etc.	2, 816	3, 659	3, 139	〔Minority Investment〕			
				Minority Investment	5, 996	6, 244	5, 964
Investment, etc.	60, 130	48, 769	59, 149	〔Shareholders' Equity〕			
Investment	53, 766	37, 427	46, 287	Paid-in Capital	25, 948	25, 948	25, 948
Deferred Income Tax	9, 879	14, 336	16, 109	Capital Surplus	30, 098	30, 167	30, 098
Allowance for Doubtful Debt	-3, 515	-2, 994	-3, 247	Earned Surplus	131, 985	121, 422	128, 695
				The balance of Other Accountable Securities	2, 823	2, 457	1, 350
				Adjustment Account of Exchange Rate	-1, 940	-2, 906	-1, 824
				Treasury Stock	-2, 241	-4, 271	-2, 262
				Total Shareholders' Equity	186, 673	172, 817	182, 005
Total Assets	372, 373	334, 770	352, 761	Total Liabilities, Minority Investment and Shareholders' Equity	372, 373	334, 770	352, 761

2. Consolidated Statement of Profit and Loss

(million yen)

	3rd Quarter of Fiscal 2003 (A) (Apr. 1, 2002- Dec. 31, 2002)	3rd Quarter of Fiscal 2004 (B) (Apr. 1, 2003- Dec. 31, 2003)	Fiscal 2003 (Apr. 1, 2002- Mar. 31, 2003)	B/A (%)
Net Sales	237,531	246,194	325,100	104
Cost of Sales	205,307	210,031	281,117	102
Sales, General and Administrative Expense	34,981	33,066	45,942	95
Operating Income (Loss)	- 2,757	3,097	- 1,959	—
Non-operating Income	3,771	2,549	5,372	68
(Interest and Dividend Received)	(976)	(362)	(1,616)	
(Miscellaneous Revenues)	(2,795)	(2,187)	(3,756)	
Non-operating Expenses	4,777	3,594	7,090	75
(Interest Expenses)	(1,469)	(1,145)	(1,733)	
(Miscellaneous Losses)	(3,248)	(2,142)	(5,236)	
(Investment Losses by Equity Method)	(60)	(307)	(121)	
Ordinary Income	- 3,763	2,052	- 3,677	—
Extraordinary Income	7,895	2,122	13,852	27
(Gain on Sales of Land)	(1,998)	(1,720)	(2,750)	
(Gain on Sales of Negotiable Securities)	(5,897)	(390)	(8,813)	
(Reversal of Employees' Severance Obligation for Prior Service)	(-)	(-)	(2,145)	
(Others)	(-)	(12)	(144)	
Extraordinary Loss	8,456	11,839	19,474	140
(Cost for Restructuring)	(4,032)	(10,345)	(14,402)	
(Valuation Loss of Negotiable Securities)	(2,795)	(73)	(3,389)	
(Loss on Sales of Negotiable Securities)	(1,424)	(-)	(1,424)	
(Others)	(205)	(1,421)	(259)	
Income (Loss) before Income Tax	- 4,324	- 7,665	- 9,299	—
Corporation, Inhabitant Taxes	- 23	774	1,107	
Deferred	- 634	- 3,389	- 3,434	
Minority Shareholders' Income	133	151	118	
Net Income (Loss)	- 3,800	- 5,201	- 7,090	—

3. Consolidated Statement of Cash Flows

(million yen)

	3rd Quarter of Fiscal 2003 (Apr. 1, 2002- Dec. 31, 2002)	3rd Quarter of Fiscal 2004 (Apr. 1, 2003- Dec. 31, 2003)	End of Fiscal 2003 (Apr. 1, 2002 Dec. 31, 2003)
[Cash Flows from Operating Activities]			
Income (Loss) before Income Tax	-4, 324	-7, 665	-9, 299
Depreciation	17, 342	15, 082	22, 035
Increase/Decrease of Allowance for Doubtful Debt (Decrease : -)	-115	161	-1, 008
Gain on Sales of Negotiable Securities	-5, 906	-409	-8, 747
Interest Received and Dividends Received	-976	-362	-1, 616
Interest Expenses	1, 469	1, 145	1, 733
Exchange Profit/Loss (Profit : -)	260	381	247
Increase/Decrease of Trade Receivable (Increase : -)	8, 563	3, 749	12, 073
Increase/Decrease of Inventories (Increase : -)	1, 895	-3, 808	7, 748
Increase/Decrease of Trade Payable (Increase : -)	-2, 192	1, 696	-1, 966
Increase/Decrease of Amount in Arrears (Decrease : -)	-4, 794	-347	-2, 606
Others	-1, 050	4, 023	6, 907
Sub Total	10, 172	13, 646	25, 501
Earning on Interest and Dividends	976	362	1, 616
Interest Paid	-1, 376	-1, 165	-1, 777
Corporation Tax and Other Tax Paid	-458	-917	-1, 421
Net Cash Provided by Operating Activities	9, 314	11, 926	23, 919
[Cash Flows from Investing Activities]			
Expenditures for Acquisition of Securities	-1, 453	-1, 279	-3, 705
Proceeds from Sales of Securities	10, 084	4, 354	12, 946
Expenditures for Acquisition of Tangible Fixed Assets	-12, 448	-9, 327	-15, 717
Proceeds from Sales of Tangible Fixed Assets	3, 410	2, 908	5, 513
Proceeds from Acquisition of Subsidiary's Securities Accounting to Changing in Scope of Consolidation	—	728	—
Others	9	10, 588	-16
Net Cash Used in Investing Activities	-398	7, 972	-979
[Cash Flows from Financing Activities]			
Increase/Decrease in Short-term Borrowing (Decrease : -)	-671	-3, 654	-21, 085
Proceeds from Long-term Debt	—	—	8, 300
Expenditures for Repayment of Long-term Debt	-1, 211	-916	-9, 057
Proceeds from Issue of Company Bond	—	—	5, 000
Payment of Company Bond	-7, 783	-10, 000	-7, 783
Payment for Purchase of Treasury Stock	-1, 176	-2, 005	-1, 197
Dividends Paid by Parent Company	-1, 859	-1, 829	-1, 859
Dividends Paid to Minority Shareholders	-101	-127	-229
Net Cash Provided by Financing Activities	-12, 801	-18, 531	-27, 910
Effect of Exchange Rate Change on Cash and Cash Equivalents	23	271	111
Net Increase/Decrease in Cash and Cash Equivalent (Decrease:-)	-3, 862	1, 638	-4, 859
Cash and Cash Equivalent at Beginning of Term	11, 866	7, 016	11, 866
Net Increase in Cash and Cash Equivalents by Newly Consolidated Subsidiaries	9	37	9
Cash and Cash Equivalents at the End of Term	8, 013	8, 691	7, 016

(Note) Listed Cash and Deposits to Consolidated Balance Sheet at End of Term and Relation of Listed Cash and Cash Equivalents to Consolidated Statement of Cash Flows

	(Dec. 31, 2002)	(Dec. 31, 2003)	(Mar. 31, 2003)
Cash and Deposits	8, 621	9, 303	7, 649
Fixed Deposits (over 3 months)	-608	-612	-633
Total	8, 013	8, 691	7, 016

4. Segment Information

(1) Results by Operating Division

3rd Quarter of Fiscal 2003 (Apr. 1, 2002-Dec. 31, 2002) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales							
(1) Sales to Customers	92,224	68,405	34,121	42,781	237,531	—	237,531
(2) In-house Sales or Transfer between Operating Divisions	—	—	1,719	13,008	14,727	(14,727)	—
Total	92,224	68,405	35,840	55,789	252,258	(14,727)	237,531
Operating Expense	92,082	71,714	35,340	55,895	255,031	(14,743)	240,288
Operating Income (loss)	142	-3,309	500	-106	-2,773	16	-2,757

3rd Quarter of Fiscal 2004 (Apr. 1, 2003-Dec. 31, 2003) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales							
(1) Sales to Customers	100,325	71,762	34,168	39,939	246,194	—	246,194
(2) In-house Sales or Transfer between Operating Divisions	—	—	1,355	10,736	12,091	(12,091)	—
Total	100,325	71,762	35,523	50,675	258,285	(12,091)	246,194
Operating Expense	98,259	72,664	34,219	50,058	255,200	(12,103)	243,097
Operating Income (loss)	2,066	-902	1,304	617	3,085	12	3,097

Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales							
(1) Sales to Customers	124,561	97,383	46,189	56,967	325,100	—	325,100
(2) In-house Sales or Transfer between Operating Divisions	—	—	2,303	17,506	19,809	(19,809)	—
Total	124,561	97,383	48,492	74,473	344,909	(19,809)	325,100
Operating Expense	124,417	101,006	47,464	73,988	346,875	(19,816)	327,059
Operating Income (loss)	144	-3,623	1,028	485	-1,966	7	-1,959

(Note) 1. As a rule, business operation is divided into ①. Wires and cables, ②. Information systems and electronic components, ③. Copper products and ④. Electric equipment, construction and others, according to similarities of manufacturing processes, usage and selling methods.

Operating Divisions	Main Products
Wires and Cables	Wires and Cables
Information Systems and Electronic Components	Semiconductor Packaging Materials, Compound Semiconductors, Optical Components, Systems Related to Information Transmission
Copper Products	Copper Products
Electric Equipment, Construction and Others	Accessories for Wires and Cables, Construction, Rubber Products, Others

2. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

(2) Sales Results by Location

3rd Quarter of Fiscal 2003 (Apr. 1, 2002-Dec. 31, 2002) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales					
(1) Sales to Customers	199,043	38,488	237,531	—	237,531
(2) In-house Sales or Transfer between Geographic Segments	14,741	5,000	19,741	(19,741)	—
Total	213,784	43,488	257,272	(19,741)	237,531
Operating Expense	218,014	42,072	260,086	(19,798)	240,288
Operating Income (loss)	-4,230	1,416	-2,814	57	-2,757

3rd Quarter of Fiscal 2004 (Apr. 1, 2003-Dec. 31, 2003) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales					
(1) Sales to Customers	207,960	38,234	246,194	—	246,194
(2) In-house Sales or Transfer between Geographic Segments	17,332	2,404	19,736	(19,736)	—
Total	225,292	40,638	265,930	(19,736)	246,194
Operating Expense	223,119	39,693	262,812	(19,715)	243,097
Operating Income (loss)	2,173	945	3,118	(21)	3,097

Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
Net Sales					
(1) Sales to Customers	275,005	50,095	325,100	—	325,100
(2) In-house Sales or Transfer between Geographic Segments	19,455	5,812	25,267	(25,267)	—
Total	294,460	55,907	350,367	(25,267)	325,100
Operating Expense	297,928	54,447	352,375	(25,316)	327,059
Operating Income (loss)	-3,468	1,460	-2,008	49	-1,959

(Note)

1. It is omitted to mention business results by country or region in 3rd quarter of fiscal 2003, 3rd quarter of fiscal 2004, fiscal 2003, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A., Thailand, China, etc.

3. Because operating expenses are allocated in their entirety to individual geographic segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

(3) Overseas Sales

3rd Quarter of Fiscal 2003 (Apr. 1, 2002-Dec. 31, 2002) (million yen)

	Asia	North America	Others	Total
I. Overseas Sales	37,013	14,859	6,291	58,163
II. Consolidated Sales				237,531
III. Ratio of Overseas Sales in Consolidated Sales	15.6 %	6.3 %	2.6 %	24.5 %

3rd Quarter of Fiscal 2004 (Apr. 1, 2003-Dec. 31, 2003) (million yen)

	Asia	North America	Others	Total
I. Overseas Sales	35,682	11,375	5,547	52,604
II. Consolidated Sales				246,194
III. Ratio of Overseas Sales in Consolidated Sales	14.5 %	4.6 %	2.3 %	21.4 %

Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Asia	North America	Others	Total
I. Overseas Sales	49,615	18,332	8,275	76,222
II. Consolidated Sales				325,100
III. Ratio of Overseas Sales in Consolidated Sales	15.3 %	5.6 %	2.5 %	23.4 %

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main Countries

(1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore

(2) North America・・・U.S.A., Canada

(3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

(Reference)

Transition of Performance by Each Quarter

Fiscal 2004 (consolidated)

	1st Quarter Apr. 2003-Jun. 2003	2nd Quarter Jul. 2003-Sep. 2003	3rd Quarter Oct. 2003-Dec. 2003	4th Quarter Jan. 2004-Mar. 2004	Total Apr. 2003- Dec. 2003
	million yen	million yen	million yen	million yen	million yen
Net Sales	79,210	85,302	81,682	—	246,194
Gross Income	11,201	12,336	12,626	—	36,163
Operating Income (Loss)	−143	1,268	1,972	—	3,097
Ordinary Income (Loss)	116	791	1,145	—	2,052
Income (Loss) before Income Tax	−5	−8,773	1,113	—	−7,665
Net Income (Loss)	−225	−5,497	521	—	−5,201
	yen	yen	yen	yen	yen
Net Income (Loss) per Share	−0.61	−14.98	1.43	—	−14.18
Diluted Net Income per Share	—	—	1.43	—	—
	million yen	million yen	million yen	million yen	million yen
Total Asset	350,405	343,014	334,770	—	334,770
Shareholders' Equity	181,376	174,582	172,817	—	172,817
	yen	yen	yen	yen	yen
Shareholders' Equity per Share	493.17	479.95	476.12	—	476.12
	million yen	million yen	million yen	million yen	million yen
Net Cash Provided by Operating Activities	4,910	5,412	1,604	—	11,926
Net Cash Used in Investing Activities	−1,271	91	9,152	—	7,972
Net Cash Provided by Financing Activities	−1,937	−7,494	−9,100	—	−18,531
Cash and Cash Equivalents at the End of Term	8,712	6,766	8,691	—	8,691

Fiscal 2003 (consolidated)

	1st Quarter Apr. 2002-Jun. 2002	2nd Quarter Jul. 2002-Sep. 2002	3rd Quarter Oct. 2002-Dec. 2002	4th Quarter Jan. 2003-Mar. 2003	Total Apr. 2002-Mar. 2003
	million yen	million yen	million yen	million yen	million yen
Net Sales	76,890	80,763	79,878	87,569	325,100
Gross Income	10,774	10,068	11,382	11,759	43,983
Operating Income (Loss)	−1,104	−1,281	−372	798	−1,959
Ordinary Income (Loss)	−1,970	−659	−1,134	86	−3,677
Income (Loss) before Income Tax	−1,146	−1,082	−2,096	−4,975	−9,299
Net Income (Loss)	−764	−1,336	−1,700	−3,290	−7,090
	yen	yen	yen	yen	yen
Net Income (Loss) per Share	−2.05	−3.59	−4.59	−8.94	−19.25
Diluted Net Income per Share	—	—	—	—	—
	million yen	million yen	million yen	million yen	million yen
Total Asset	405,575	368,988	372,373	352,761	352,761
Shareholders' Equity	197,751	190,972	186,673	182,005	182,005
	yen	yen	yen	yen	yen
Shareholders' Equity per Share	531.64	513.45	507.49	494.72	494.72
	million yen	million yen	million yen	million yen	million yen
Net Cash Provided by Operating Activities	253	20,140	−11,079	14,605	23,919
Net Cash Used in Investing Activities	−2,429	4,773	−2,742	−581	−979
Net Cash Provided by Financing Activities	2,806	−26,311	10,704	−15,109	−27,910
Cash and Cash Equivalents at the End of Term	12,401	11,291	8,013	7,016	7,016

Hitachi Cable, Ltd.
File Number 089-00062
2003 Releases

January 30, 2003

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
Telephone: +81-3-5252-3261

Announcement of the Appointment of a New President and Provisional Appointment of a New Chairman of the Board

At its meeting held today, the Board of Directors of Hitachi Cable, Ltd. (Hitachi Cable, the Company) made the decisions described in the following paragraphs regarding the position of President of the Company.
In addition, as announced separately, subject to the approval of the Regular General Shareholders' Meeting to be held in the latter part of June, the Company will make the transition to "a company which adopts the Committees System." The Company would like to announce that, along with this transition, the management appointment of the Chairman of the Boad described below has been made provisionally.

1. **Changes of President** (Scheduled for April 1, 2003)

President and Representative Director	**Norio Satoh**	(Executive Managing Director)
Board Director and Consultant	**Seiji Hara**	(President and Representative Director)

*Positions in ( ) are current positions.

The current president of the Company, Seiji Hara, will hold the title of Board Director without representative power, and assume the post of Consultant to the Board of Directors beginning April 1, 2003. In addition, at the Regular General Shareholders' Meeting scheduled for the latter part of June, Mr. Hara's term as Board Director will expire and he will resign from that position.

Norio Satoh, who will assume the position of President and Representative Director for April 1, 2003, has provisionally been chosen to become President, Chief Executive Officer and Director, following the approvals by the Regular General Shareholders' Meeting scheduled for the latter part of June and the Meeting of the Board of Directors following the Regular General Shareholders' Meeting.

Reasons for the Management Changes

Since his appointment as president in 1995, Seiji Hara has implemented business realignments within Hitachi Cable, including shifting corporate resources on a priority basis to the Information Systems & Electronics Components area, the so-called E-business fields, and forming alliances with other companies in the same businesses as Hitachi Cable. Through the implementation of these various measures, the goal of strengthening the management base of the Hitachi Cable Group has generally taken shape. Therefore, the start-up of a new fiscal year appears to be an opportune time for installing new president talent and making further leaps forward toward the Company's objectives.

2. **Provisional Appointment of a New Chairman of the Board** (Scheduled for the latter part of June 2003)

Chairman of the Board	**Hiroshi Kuwahara**	(Vice Chairman of the Board and Representative Director, Hitachi, Ltd.)

*Positions in ( ) are current positions.

Hiroshi Kuwahara will formally assume the position of Chairman of the Board, following approvals by the Regular General Shareholders' Meeting scheduled for the latter part of June and the Meeting of the Board of Directors following the Regular General Shareholders' Meeting.

Please note that Hiroshi Kuwahara will qualify as "an outside director and not an executive officer of a company which adopts the Committees System" as provided for under Article 21 Item 8 code 4 proviso of the Revised Commercial Code of Japan, which will go into effect on April 1, 2003.

3. Background and Experience of Norio Satoh, Seiji Hara, and Hiroshi Kuwahara

(1) Norio Satoh

①Place of birth	Yamagata Prefecture	
②Date of birth	October 30, 1943 (59 years old)	
③Final academic degree	March 1966	Graduated from the Faculty of Engineering, Yamagata University
④Business experience	April 1966	Entered Hitachi Cable, Ltd.
	July 1996	General Manager, Hitaka Works
	June 1997	Board Director
	June 2000	President, Hitachi Cable Power Systems, Ltd. (Currently, Power & Com Tech, Ltd.)
	June 2001	Resigned as Board Director, Hitachi Cable, Ltd.
	June 2002	Resigned as President, Power & Com Tech, Ltd., currently Executive Managing Director, Hitachi Cable, Ltd.
	July 2002	Group-Executive, Industrial Systems Group (current position)

(2) Seiji Hara

①Place of birth	Nagano Prefecture	
②Date of birth	October 2, 1933 (69 years old)	
③Final academic degree	March 1956	Graduated from the Faculty of Economics, The University of Tokyo
④Business experience	April 1956	Entered Hitachi, Ltd.
	October 1956	Resigned from Hitachi, Ltd. and entered Hitachi Cable, Ltd.
	June 1985	Board Director
	June 1989	Executive Managing Director
	June 1993	Senior Executive Managing Director
	June 1995	President and Representative Director (current position)

(3) Hiroshi Kuwahara

①Place of birth	Tokyo Prefecture	
②Date of birth	November 23, 1935 (67 years old)	
③Final academic degree	March 1960	Graduated from the Faculty of Engineering, The University of Tokyo
④Business experience	April 1960	Entered Hitachi, Ltd.
	June 1989	Board Director, Hitachi, Ltd.
	June 1991	Executive Managing Director, Hitachi, Ltd.
	June 1993	Senior Executive Managing Director, Hitachi, Ltd.
	June 1995	Executive Vice President and Director, Hitachi, Ltd.
	June 1999	Vice Chairman of the Board and Representative Director, Hitachi, Ltd.
	January 2001	Board Director (part-time), Hitachi, Ltd. Executive Member of the Council for Science & Technology Policy, Cabinet Office
	January 2003	Term as Executive Member of the Council for Science & Technology Policy expired and currently Vice Chairman of the Board and Representative Director, Hitachi, Ltd.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (1:00 am on January 31, 2003, Japan time), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

January 30, 2003

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
Telephone: +81-3-5252-3261

Regarding the transition to a company which adopts the Committees System

At its meeting held today, the Board of Directors of Hitachi Cable, Ltd. (Hitachi Cable, the Company) decided to make the transition to "a company which adopts the Committees System," subject to the approval of the Regular General Shareholders' Meeting to be held in the latter part of June 2003, as provided for under the Revised Commercial Code of Japan (to be implemented April 1, 2003).

As the management environment continues to present severe challenges, Hitachi Cable believes that three objectives will be extremely important for strengthening its global competitiveness. These are to "create a plus spiral in the Company's activities through exercising concentration and selectivity in resource allocation," "strengthen cooperation of Hitachi Group," and "focus on compliance and customer satisfaction." Hitachi Cable intends to take speedier and more appropriate actions than previously to reach these objectives and, to make the management of its activities fair and easy to understand, will make the transition to a company which adopts the Committees System.

As the Company makes the transition to a new company which adopts the Committees Systems, the company will draw on the benefits of its new corporate governance system, including the delegation of greater authority to the Company's Executive Officers and the proper operation of the committees that will be formed.

Hitachi Cable′ s New Corporate Governance and Operational Structure (General Outline)


Board of Directors
Nominating Committee
Compensation Committee
Audit Committee

Composition of the Board

Directors (also holding position of Executive Officer)

Directors (not holding position of Executive Officer)

Outside Director


Operational Structure
President
Executive Officers Committee (Provisional name)
Corporate staff divisions
Business Group
Business Group

Please note that accompanying the introduction of this new system, candidates for the positions of Board Directors and Executive Officers have not been decided as of this date, with the exception of Hiroshi Kuwahara and Norio Satoh, whose nominations are announced in a separate statement today.

Explanation of Terminology

(1) A company which adopts the Committees System

Under the Law Revising a Portion of the Commercial Code, etc. (Revised Commercial Code), which will be implemented April 1, 2003, large companies (defined as incorporated enterprises with capital of ¥500 million or more, or liabilities of ¥20 billion or more) and companies viewed as large companies (defined as incorporated enterprises with capital of over ¥100 million but less than ¥500 million that are required to undergo periodic audits by an independent auditor under the terms of their Articles of Incorporation) may choose a new corporate governance structure by including the appropriate statements in their Articles of Incorporation. Specifically, on the condition that such companies form three committees (for nominating, compensation, and audit) in which outside directors account for a majority of the total membership and establish executive officers for day-to-day conduct of operations, this system allows for a substantial delegation of authority from the board of directors for decision making related to operations to the executive officers. Under this system, however, companies will no longer appoint corporate auditors as in the past.

Since decision-making authority for day-to-day conduct of operations is delegated to the executive officers, this system (i) allows for rapid decision making, (ii) strengthens the overall management oversight functions of the board of directors, including the committees, and (iii) is expected to increase efficiency and transparency of management.

(2) Authority of each committee in the Board of Directors

The committees set up within the board of directors have the following authority:

① Nominating Committee: Decides on proposals to be presented to the regular general shareholders' meeting regarding the appointment and dismissal of directors.

② Audit Committee: (a) Supervises the board directors and executive officers regarding the conduct of their duties and responsibilities, (b) Decides on proposals to be presented to the regular general shareholders' meeting regarding the selection and dismissal of the independent auditor and proposals recommending against the reappointment of the independent auditor.

③ Compensation Committee: Sets policies for deciding the content of compensation packages to be received by individual board directors and executive officers and decides on the content of specific compensation packages.

(3) The roles of Board Directors, the Board of Directors, and Executive Officers in a company which adopts the Committees System

① Board Directors

- May not engage in day-to-day management of business operations, unless this is required by legal provisions, and may not be appointed or given assignments by the board of directors.
- The terms of board directors will end at the conclusion of the general shareholders' meeting held to review the final closing of accounts within one year or less from the time of the board director's appointment.

② Board of Directors

- Decides on basic management policies, selects executive officers, decides on other matters related to a company which adopts the Committees Systems, and supervises the directors and executive officers in the performance of their duties and responsibilities.
- The new system strengthens the capabilities of the board of directors, including the committees, to carry out overall management supervision.

③ *Executive Officers*

- Carry out the duties and responsibilities delegated to them by the board of directors and other operational matters of a company which adopts the Committees Systems, with the exception of matters that must be decided by the board of directors.
- Selection and dismissal of executive officers is carried out by the board of directors.
- Executive officers may hold the position of board directors, with the exception of board seats on the audit committee.
- The terms of executive officers will extend through the end of the first board of directors meeting held following the conclusion of the regular general shareholders' meeting held to review the final closing of accounts within one year or less from the time of the executive officer's appointment.
- The number of executive officers may range from one to any number deemed appropriate, but in the event of the appointment of more than one such office, the board of directors of a company which adopts the Committees System must appoint one executive officer as representative (a representative executive officer).
- Executive officers have the duty to report on conditions within their areas of responsibility to the board of directors at least once every three months.

(Summary)

Consolidated Financial Report for fiscal 2003 ended March 31, 2003

April 25, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange where listed (section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)
Code Number: 5812
Head Office Location: Tokyo
(URL http://www.hitachi-cable.co.jp)
President and Representative Director: Norio Sato
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at
which the Account Settlement Plan was approved: April 25, 2003
Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)
Ratio of Shares that Hitachi, Ltd. holds: 53.3%
US GAAP: No.

Performance over the year under review (Apr. 1, 2002-Mar. 31, 2003)

(1) Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./03	325,100 (- 7.9%)	-1,959 (—%)	-3,677 (—%)	-7,090 (—%)
Mar./02	353,050 (-14.0%)	-1,767 (—%)	-3,444 (—%)	-1,488 (—%)

	Net income (loss) per share (yen)	Diluted net income per share (yen)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Mar./03	-19.25	—	-3.7	-1.0	-1.1
Mar./02	-3.99	—	-0.7	-0.8	-1.0

Note:

①Investment income based on equity method: Mar./03 -121 million yen Mar./02 273 million yen

②Average number of shares outstanding

	Common	Preferred
Mar./03	371,286,584	—
Mar./03	373,355,863	—

③We haven' t made change in accounting policy.

④Figures are rounded down to the nearest 1 million yen.

⑤Figures in parentheses represent % change from the previous year.

(2)Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (%)
Mar./03	352,761	182,005	51.6	494.72
Mar./02	412,992	200,950	48.7	540.20

Note: Number of shares outstanding at the end of period

	Common
Mar./03	367,777,977
Mar./02	371,991,360

(3) Statement of cash flows

	Cash flows from operating activities (million yen)	Cash flows from investment activities (million yen)	Cash flows from financing activities (million yen)	Cash, time deposit and marketable securities at the end of year (million yen)
Mar./03	23,919	-979	-27,910	7,016
Mar./02	27,693	-32,099	-816	11,866

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 37
Number of non-consolidated subsidiaries applying of the equity method: —
Number of affiliated companies: 8

(5) Change in scope of consolidation and application of the equity method

Consolidation	New companies: 7
	Companies removed: 5
Equity method	New companies: 2
	Companies removed: 2

2. Business results forecast for fiscal year 2003 (Apr.1, 2002-Mar.31, 2003)

	Net sales (million yen)	Ordinary income (million yen)	Net income (million yen)
Sep./03	160,000	1,000	500
Mar./04	325,000	4,000	2,500

(Reference) Forecast net income per share (whole year) 6.80 yen

Safe Harbor Statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:30 am on April 26, 2002), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

1. State of Consolidation (as of Mar. 31, 2003)

(1) Contents of business lines

The Hitachi Cable Group is made up of the company that prepared these Consolidated Financial Statements (hereinafter referred to as "Hitachi Cable") and the following companies: one parent company, 37 consolidated subsidiaries, 23 non-consolidated subsidiaries, and 16 affiliated companies. The Hitachi Cable Group is engaged principally in the manufacture and sales of various products, ranging from wires and cables, semiconductor packaging materials, compound semiconductors, information-transmission-system, copper products, rubber products, to construction work involving the installation of power cables and telecommunication cables and all related activities. The primary businesses of the companies making up the Hitachi Cable Group and their positions in the Group are as described below.

Wires and Cables

The primary products in this line of business are wires and cables. Hitachi Cable; Tonichi Kyosan Cable, Ltd.; Hitachi Magnet Wire, Ltd.; and nine other companies conduct domestic manufacturing and sales in this field. Hitachi Densen Shoji, Ltd.; Sumiden Hitachi Cable, Ltd.; and eight other companies conduct sales in this field. Overseas, Shanghai Hitachi Cable Co., Ltd.; Hitachi Cable (Johor) Sdn. Bhd.; Hitachi Cable (Singapore) Pte., Ltd.; and eight other companies are engaged in manufacturing and sales in this field, and Hitachi Cable Asia, Ltd. and two other companies conduct sales and service.

Information Systems and Electronic Components

The primary products in this line of business include semiconductor packaging materials, compound semiconductors, and information-transmission-system products. Hitachi Cable; Hitachi Cable Precision Co., Ltd.; and three other companies conduct domestic manufacturing, sales, and other business operations in this field. Overseas, Hitachi Cable PS Techno (Malaysia) Sdn. Bhd. and three other companies are engaged in manufacturing and sales in this line of business, and Hitachi Cable America, Inc. conducts sales and service. Hitachi Cable and Power & Com Tech, Ltd. conduct telecommunications-related construction.

Copper Products

The primary products in this line of business include copper tubes, copper strips, and copper products for electrical applications. Hitachi Cable; Hitachi Alloy, Ltd.; Hitachi Copper Products, Ltd.; and one other company conduct domestic manufacturing and sales in this field. Nisshin Sangyo, Ltd. and one other company conduct sales in this field. Overseas, Outokumpu Hitachi Copper Tube (Thailand), Ltd. and one other company are engaged in manufacturing and sales in this field.

Electric Equipment, Construction, and Others

The primary products in this line of business include equipment for wires and cables and rubber products. Hitachi Cable; Hitachi Cable Industrial Products Ltd.; and three other companies conduct domestic manufacturing and sales of equipment for wires and cables. Overseas, Thai Wire & Cable Services Co., Ltd.; Oxford Wire & Cable Services, Inc.; and three other companies are engaged in manufacturing and sales in this field.

In addition, Hitachi Cable and two other companies are engaged in construction other than that related to telecommunications.

Hitachi Cable; Tohoku Rubber Co., Ltd.; Hitachi Cable MEC-Tech Ltd.; and three other companies conduct domestic manufacturing and sales of rubber products. Tohoku Rubber Hanbai, Ltd. conducts sales in this field. Overseas, Hitachi Cable Indiana, Inc. and two other companies are engaged in manufacturing and sales in this field.

Hitachi Cable Logi-Tech, Ltd. and three other companies are also engaged in this line of business.

Hitachi Cable's parent company is Hitachi, Ltd. Hitachi Cable and some of its subsidiaries and affiliated companies sell products to Hitachi, Ltd. and purchase materials and other products from Hitachi, Ltd.

The following is a business map outlined above.

Business map

Parent Company : Hitachi, Ltd.

Manufacturing Companies

Wires and cables

—Consolidated Subsidiaries 14—

Tonichi Kyosan Cable, Ltd. ◎
Hitachi Wire Rod Co., Ltd.
Hitachi Cable Fine Tech, Ltd.
Hitachi Magnet wire, Ltd.
Hitachi Cable (Johor) Sdn. Bhd.
Shanghai Hitachi Cable Co., Ltd.
Hitachi Cable (Singapore) Pte. Ltd.
Thai Hitachi Enamel Wire Co., Ltd.
Hitachi Cable Manchester Inc.
Hitachi Bangkok Cable Co., Ltd.
Hitachi Cable Philippines, Inc.
Hitachi Cable Fine Tech (Suzhou) Co., Ltd.
ConEx Cable, Inc.
Hitachi Cable (Suzhou) Co., Ltd.

—Non-consolidated Subsidiaries 3—

Tonichi Densen Kako Co., Ltd.
Other 2 Companies

—Affiliates 5—

*J-Power Systems Corp.
*Advanced Cable Systems Corp.
*Nippon Seisen Cable, Ltd.
Other 2 companies

Information Systems and Electronic Components

—Consolidated Subsidiaries 4—

Power & Com Tech, Ltd.
CNMP Holdings, Inc.
Hitachi Cable Precision Co., Ltd.
Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.

—Non-consolidated Subsidiaries 3—

Kawanishi Kogyo Co., Ltd.
CNMP Networks, Inc.
CNMP Networks (Beijing), Inc.
Other 2 Companies

Copper products

—Consolidated Subsidiaries 2—

Hitachi Alloy, Ltd.
Hitachi Copper Products, Ltd.

—Affiliates 5—

Okuda Metal Co., Ltd.
*Shanghai Sunshine Copper Products Co., Ltd.
Other 1 Company

Electric Equipment, Construction and Others

—Consolidated Subsidiaries 6—

Hitachi Cable Logi-Tech, Ltd.
Tohoku Rubber Co., Ltd.
Hitachi Cable MEC-Tech, Ltd.
Hidec Systems Co., Ltd.
Hitachi Cable Industrial Products, Ltd.
Hitachi Cable Indiana, Inc.

—Non-consolidated Subsidiaries 11—

Hitachi Cable UK, Ltd.
Other 10 Companies

—Affiliates 5—

*Thai Wire and Cable Services Co., Ltd.
*Oxford Wire and Cable Services, Inc.
Other 3 Companies

Hitachi Cable, Ltd.

Sales and Services Companies

—Consolidated Subsidiaries 11—

Hitachi Densen Shoji, Ltd.
Hitachi Cable Distribution, Ltd.
Toritsu Syokai, Ltd.
Hokkai Hitachi Densen Kihan, Ltd.
Tatara Denki Kogyo Co., Ltd.
Nisshin Sangyo, Ltd.
Kansai Hi-Elec., Ltd.
Kansai Hi-Metal, Ltd.
Hitachi Cable America Inc.
Hitachi Cable Asia Ltd.
Hitachi Cable Europe Ltd.

—Non-consolidated Subsidiaries 4—

Tonichi Shoji, Ltd.
Tohoku Rubber Hanbai, Ltd.
Other 2 Companies

—Affiliates 3—

*Sumiden Hitachi Cable Ltd.
*Matsumoto Dengyo Co., Ltd.
Nanritsu Co., Ltd.

Customer

(Note)
⇨ Flow of Products and Services
* Company Applied the Equity Method
◎ Open Company on Over-the-counter Market

Notes:

1. Hitachi Wire Rod Co., Ltd., which had been an equity-method affiliate of Hitachi Cable, became a consolidated subsidiary of Hitachi Cable since first half of this fiscal year due to Hitachi Cable's acquisition of 294,000 shares in this company from Nippon Mining & Metals Co., Ltd. and Nichiyo Engineering Corporation. In addition, Hitachi Cable transferred its copper-wire-rod manufacturing operations to Hitachi Wire Rod Co., Ltd. as of July 1, 2002, and transferred its wire drawing engineering and manufacturing business to Hitachi Wire Rod Co., Ltd. as of April 1, 2003.

2. As of August 1, 2002, Hitachi Cable transferred its magnet wire engineering, manufacturing, and other operations to its consolidated subsidiary Hanashima Electric Wire Co., Ltd., which changed its name to Hitachi Magnet Wire, Ltd.

3. Hitachi Cable Fine Tech (Suzhou) Co., Ltd. was established in China on January 28, 2003 for the purposes of the manufacture and sales of wiring parts for information and electronics devices. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

4. Hitachi Cable (Suzhou) Co., Ltd. was established in China on January 27, 2003 for the purposes of the manufacture and sales of electronic wires. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

5. CNMP Holdings, Inc. was established on December 5, 2002 for the purposes of holding shares in, controlling, and managing companies engaged in the development, manufacture, and sales of information network devices. This company has been a consolidated subsidiary of Hitachi Cable since this fiscal year.

6. Advanced Cable Systems Corp. was established on March 15, 2002 as a joint venture between Hitachi Cable, Ltd. and Corning Cable Systems LLC, with each company holding a 50% share. Both Hitachi Cable and Corning Cable Systems LLC transferred their businesses for the manufacture of fiber-optic cables for sale in Japan to Advanced Cable Systems Corp., which began business operations on August 1, 2002. This company has been an equity-method affiliate of Hitachi Cable since first half of this fiscal year.

7. On October 1, 2002, Hitachi Cable's consolidated subsidiaries Ibanichi Densen Shoji, Ltd.; Chunichi Densho, Ltd.; and Nissen Densen Shoji, Ltd. were merged into Hitachi Densen Shoji, Ltd.

8. Hitachi Cable Distribution, Ltd. transferred its sales business in connection with construction-use wires and cables and related products to Sumiden Hitachi Cable, Ltd. on January 1, 2003.

9. Hitachi Cable; Sumitomo Electric Industries, Ltd.; Tatsuta Electric Wire & Cable Co., Ltd.; and Hitachi Cable's consolidated subsidiary Tonichi Kyosan Cable, Ltd., jointly established Sumiden Hitachi Cable, Ltd. on July 29, 2002. This company conducts consolidated product sales, distribution, and production management operations for the three companies' businesses in wires and cables for buildings and industrial equipment. The company began business operations on January 1, 2003. This company has been an equity-method affiliate of Hitachi Cable since first half of this fiscal year.

10. Matsumoto Dengyo Co., Ltd. transferred its sales business for wires and cables and copper products to HMC Co., Ltd. on April 1, 2003. HMC Co., Ltd. is a company spun off from Matsumoto Dengyo Co., Ltd.

11. Kitsuda Co., Ltd., which had been a consolidated subsidiary of Hitachi Cable, was liquidated on April 30, 2002. All of Kitsuda's operations were transferred to Hitachi Cable Precision Co., Ltd. at the time a non-consolidated subsidiary of Hitachi Cable, on May 1, 2002. This company has been a consolidated subsidiary of Hitachi Cable since first half of this fiscal year.

12. Hitachi Cable International, Ltd., which had been a consolidated subsidiary of Hitachi Cable, was merged into Hitachi Cable on April 1, 2002.

13. Effective July 1, 2002, Hitachi Cable sold all shares it held in Kyoritsu Hiparts Co., Ltd., which had been an equity-method affiliate of Hitachi Cable. As a result, as of that date Kyoritsu Hiparts Co., Ltd. ceased to be an equity-method affiliate of Hitachi Cable.

(2) Status of Affiliated Companies

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the Company	Relationship
Parent company: Hitachi, Ltd.	-	-	-	-	-
Consolidated subsidiaries:					
Tonichi Kyosan Cable, Ltd.	Ishioka, Ibaraki Prefecture	3,569	Manufacture and sale of wires and cables	(2.0) 65.3	Hitachi Cable sells products to and purchases products from this company; loans funds to Hitachi Cable Directors: Two shared, three seconded, four transferred
Hitachi Alloy, Ltd.	Chiyoda-ku, Tokyo	490	Manufacture and sale of brass products	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one seconded, three transferred
Hitachi Wire Rod Co., Ltd.	Hitachi, Ibaraki Prefecture	490	Manufacture and sale of wires and cables	80.0	Hitachi Cable sells products to and purchases products from this company; land and building leasing relationship; loans funds to Hitachi Cable Directors: Three shared, two seconded
Power & Com Tech, Ltd.	Arakawa-ku, Tokyo	400	Engineering and contracting for electric and tele-communications construction	100	Requested to conduct cable installation construction for Hitachi Cable; land and building leasing relationship Directors: Three shared, four seconded, two transferred
Hitachi Cable Fine Tech, Ltd.	Hitachi, Ibaraki Prefecture	360	Manufacture and sale of wires and processed wiring goods	100	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, one seconded, three transferred
Hitachi Densen Shoji, Ltd.	Chiyoda-ku, Tokyo	350	Sale of wires and cables	(2.9) 100	Sells Hitachi Cable products; land and building leasing relationship; loans funds to Hitachi Cable Directors: Three shared, nine transferred
Hitachi Cable Logi-Tech, Ltd.	Hitachi, Ibaraki Prefecture	320	Manufacture and sale of spools for wires and cables, and logistics-related business	100	Hitachi Cable purchases this company's products; this company conducts logistics-related operations for Hitachi Cable products; land and building leasing relationship Directors: Four shared, one seconded, three transferred
CNMP Holdings, Inc.	Chiyoda-ku, Tokyo	312	Holding shares in, controlling, and managing companies engaged in the development, manufacture, and sale of information network devices	100	Hitachi Cable purchases products developed and manufactured by this company's subsidiaries Directors: Four shared

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the Company	Relationship
Hitachi Magnet Wire, Ltd.	Hitachi, Ibaraki Prefecture	300	Manufacture and sale of wires	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable; land and building leasing relationship Directors: Three shared, two seconded
Tohoku Rubber Co., Ltd.	Miyagino-ku, Sendai, Miyagi Prefecture	276	Manufacture and sale of rubber products	(6.0) 61.6	Hitachi Cable sells products to and purchases products from this company; loans funds to Hitachi Cable Directors: One shared, one seconded, one transferred
Hitachi Cable MEC-Tech, Ltd.	Hitachi, Ibaraki Prefecture	220	Manufacture and sale of rubber products and plastic insulation products	100	Hitachi Cable purchases this company' s products; land and building leasing relationship Directors: Four shared, three transferred
Hitachi Cable Distribution, Ltd.	Chiyoda-ku, Tokyo	200	Sale of wires and cables	(20.0) 100	Sells Hitachi Cable products; borrows funds from Hitachi Cable Directors: Three shared, one transferred
Hidec Systems Co., Ltd.	Hitachi, Ibaraki Prefecture	120	Development and sale of various software products	100	Hitachi Cable purchases various software products from this company; land and building leasing relationship Directors: Three shared, two seconded, four transferred
Hitachi Cable Industrial Products, Ltd.	Hitachi, Ibaraki Prefecture	100	Manufacture and sale of accessories for wires and cables	100	Hitachi Cable purchases this company' s products; land and building leasing relationship Directors: Three shared, one seconded, two transferred
Shanghai Hitachi Cable Co., Ltd.	China	(Thousands of US dollars) 22,500	Manufacture and sale of wires and processed wiring goods	100	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, three seconded
Hitachi Cable (Johor) Sdn. Bhd.	Malaysia	(Thousands of Malaysian ringgits) 70,055	Manufacture and sale of wires and processed wiring goods	(11.2) 100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Four shared, two seconded
Hitachi Cable (Singapore) Pte. Ltd.	Singapore	(Thousands of Singapore dollars) 16,000	Manufacture and sale of wires and processed wiring goods	(10.0) 93.0	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, one transferred
Hitachi Cable Manchester Inc.	U.S.	(Thousands of US dollars) 6,000	Manufacture and sale of wires and cables	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one transferred
Hitachi Cable Indiana, Inc.	U.S.	(Thousands of US dollars) 6,000	Manufacture and sale of rubber products	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Three shared, one seconded
Thai Hitachi Enamel Wire Co., Ltd.	Thailand	(Thousands of Thai bahts) 240,000	Manufacture and sale of wires	(22.4) 71.7	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, two seconded
Hitachi Cable Philippines, Inc.	Philippines	(Thousands of Philippine pesos) 200,000	Manufacture and sale of wires and rubber products	100	Hitachi Cable sells products to and purchases products from this company Directors: Three shared, three seconded
ConEx Cable, Inc.	U.S.	(Thousands of US dollars) 3,750	Manufacture and sale of wires	100	Hitachi Cable sells products to and purchases products from this company; borrows funds from Hitachi Cable Directors: Two shared, one seconded

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the company	Relationship
Hitachi Cable Fine Tech (Suzhou) Co., Ltd.	China	(Thousands of US dollars) 3,000	Manufacture and sale of wiring parts for information and electronics devices	(70.0) 100	Hitachi Cable plans to sell products to and purchase products from this company Directors: Two shared
Hitachi Bangkok Cable Co., Ltd.	Thailand	(Thousands of Thai bahts) 100,000	Manufacture and sale of wires and cables	51.0	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, one transferred
Hitachi Cable (Suzhou) Co., Ltd.	China	(Thousands of US dollars) 1,800	Manufacture and sale of wires and cables for information and electronics devices	100	Hitachi Cable plans to sell products to and purchase products from this company Directors: Five shared, two seconded
Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.	Malaysia	(Thousands of Malaysian ringgits) 5,527	Manufacture and sale of leadframes	100	Hitachi Cable sells products to and purchases products from this company Directors: Two shared, one seconded
Eleven other companies					
Equity-method affiliates: J-Power Systems Corporation	—	—	—	—	—
Advanced Cable Systems Corp.	Hitachi, Ibaraki Prefecture	750	Design and sale of fiber-optic cables	50.0	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, two seconded
Shanghai Sunshine Copper Tube, Ltd.	China	(Thousands of US dollars) 42,250	Manufacture and sale of copper tubes	50.0	Hitachi Cable supplies some raw materials to this company Directors: One shared, one seconded
Five other companies					

Notes:

1. Details on the parent company Hitachi, Ltd. and the equity-method affiliate J-Power Systems Corp. are given in (2) ③ "The treat with the company concerned," under "9. Notes." Such details have been omitted from this table.
2. Tonichi Kyosan Cable, Ltd. and Hitachi Cable (Johor) Sdn. Bhd. are classified as special subsidiaries.
3. The following companies provide reports on securities: Tonichi Kyosan Cable, Ltd. and Tohoku Rubber Co., Ltd.
4. Figures in parentheses under "Percentage of voting rights, etc. held by the company" indicate the ratio of indirect ownership of voting rights, etc. held by the company.
5. No group companies have excessive debt obligations that would have major effects on consolidated financial statements.
6. As none of the consolidated subsidiaries provide sale (not including in-house sale or transfer between operating divisions) equal to 10% or more of the consolidated sale figures, major profit-and-loss information and other information has been omitted from the above table.
7. Based on a resolution approved in a Special Shareholders' Meeting of Hitachi Alloy, Ltd. held on December 26, 2002, the company has reduced its capital by 410 million yen.

2. Management policies

(1) Basic company management policy
For sustained growth and peak company value, the Hitachi Cable Group has instituted a basic management policy that seeks to improve management quality. Based on an intense focus on quality and the customer, we will improve the quality of all management components to achieve an overall management system capable of providing customers with the products and services they truly need. We consider this essential for survival in an increasingly competitive global business environment.

(2) Basic policy on dividends
In considering matters such as business results, enhancing management measures, and future business strategies, the Hitachi Cable Group has adopted a basic policy for distributing company profits of providing sustained stable dividends to our shareholders.

(3) Concepts and policies on lowering investment units
Although the Hitachi Cable Group realizes that lowering stock investment units is an effective way to vitalize the stock market, doing so would entail considerable expense. Since the Hitachi Cable Group currently places the highest management priority on improving business results, we intend to continue to take into consideration lowering stock investment units while focusing on trends in the stock market, business results, and share prices, among other matters.

(4) Company business strategies over the mid- to long term
A key topic of the Hitachi Cable Group's mid- to long-term management is transforming the Hitachi Cable Group into a team of businesses that can thrive in the global market. The Group must push forward as one unit, to remake itself into a slim, stronger group capable of maintaining customer satisfaction, earning consumer trust, and evolving into dynamic corporate entity. The Hitachi Cable Group is tackling the following specific issues:

① Selectivity and concentration of business resources
The Group will reexamine its business lines from all angles, concentrating management resources in growing fields and withdrawing from unsuccessful ones. It will proceed with business restructuring and other measures, including partnerships with competitors and efforts to expand overseas.

② Major improvements in capital efficiency
By selecting and concentrating business resources and by reorganizing manufacturing facilities, reducing inventory, cutting procurement cost and total labor costs, and other measures, we plan to significantly improve capital efficiency.

③ Enhancing product development and manufacturing technology
Business reforms such as SCM, POP, and JIT will create a more efficient and flexible manufacturing system, allowing us to continually improve in all service facets, including quality, price, and delivery times. This will enable us to respond to the diverse needs of customers and maintain customer satisfaction. In addition, by boosting cooperation between various sections such as sale, engineering, R&D, and quality assurance, we will quickly introduce to the marketplace new products with the power to create new demand. At the same time, we will actively implement human resource development to support these efforts.

④ Constructing a business portfolio that combines profitability and growth
By effectively linking these efforts, we will strengthen the profitability of our "T Business" (Traditional businesses) and nurture the growth of our "E Business" (Electronics businesses, including information businesses) as new growth forces, with the goal of well-balanced development in both fields.

(5) Basic concepts concerning corporate governance, and their implementation status

① Basic concepts
Given continuing harsh economic conditions, Hitachi Cable has decided to shift to a company adpting a Committees System structure, subject to the approval of the partial amendment to the Articles of Incorporation at the Regular General Shareholders' Meeting to be held June 27. This step is intended to realize faster, more accurate response and a fair and easy-to-understand management system, given the management issues the Hitachi Cable Group must tackle to succeed in global competition.

② Implementation status
In this consolidated fiscal year, Hitachi Cable implemented a Corporate Auditor system. The composition of company directors is as follows: of nineteen Board Directors, one was an outside director; of four auditors, two were outside auditors.

In connection with the shift to a Committees System, wide-ranging operational authority will be transferred to the executive officer for a more responsive management structure. In addition, there will be eight candidates board directors. Of these, two outside directors will be parent company directors. One will be a lawyer with no advisor agreement. There will be three outside directors in all. Outside directors will represent the majority in the nominating, compensation, and audit committees. Rather than making decisions on day to day operations, the Board Directors will determine basic management policies as an overseer. This arrangement will strengthen the oversight capabilities of the Board Directors. Furthermore, the auditing system will be revamped from the current system, in which the Corporate Auditor performs audits, to a new system focusing on the Audit Committee. This will enable construction of more effective internal controls system.

(6) Basic policy on relationships with the parent company

As a member of the Hitachi group of companies, which has a shared management vision and a shared brand, we plan to continue to maintain and strengthen our cooperative relationship with Hitachi, Ltd.

3. Business results and financial status

(1) Business results

During fiscal 2003, Japan' s economy continued to show no signs of economic recovery. And a once vigorous export sector in the past, which had driven the Japan' s economy, faltered, and domestic deflation marched on. Personal consumption, which had started to show signs of recovery, worsened again in the latter half of fiscal year. The declining performance of U.S. information technology companies and sagging stock markets worldwide also contributed to the downward trend, particularly in exports.

Under these economic conditions, the Hitachi Cable Group worked to maintain customer orders while tackling the challenges of business restructuring and radical cost reductions, among other initiatives, dedicating all effort into improving business results. However, industry conditions were harsher than expected. Although information network-related products and copper strips for semiconductor grew domestically, export sale fell, particularly for information infrastructure-related products such as optical components and submarine fiber—optic cables. Sale in this fiscal year fell 8% from fiscal year 2002, to 325.1 billion yen. Considerable efforts to reduce labor costs through measures such as early retirement, and outplacement system, cuts in management bonuses, and reduced materials procurement costs were unable to make up for lowered demand and lowered prices for our products. This resulted in ordinary losses of 3,677 million yen and net losses of 7,090 million yen.

Summaries of business results for each business segment.

Wire & cable

Further reductions in investment in plant and equipment by power companies and stagnant construction-related demand outside the Tokyo metropolitan area reduced sale in the power cables from last fiscal year.
In the area of telecommunications cables, although domestic demand for land-based fiber-optic cables increased in the latter half of the fiscal year, the decline in the first half of the fiscal year was so great that overall results were lower that for the previous fiscal year. While sale of submarine fiber—optic cables were 16,633 million yen during the last fiscal year, there were virtually no new orders for such products this fiscal year, resulting in limited sale.
In the area of electronic wires, although the shift of customers overseas had some effect, demand grew in response to rapid inventory adjustments in the previous fiscal year, leading to actual results this fiscal year exceeding those of last year.
These trends led to a 20% decline in sale in this segment from the previous consolidated fiscal year to 124,561 million yen.

Information systems and electronic components

Sale of information transmission system products increased, due to flourishing investment in wide-area Ethernet networks by domestic telecommunications carriers. Nevertheless, although investment in next-generation mobile phone systems rose in the latter half of the fiscal year, lower unit prices and other factors led to lower actual year-to-year results in the area of telecommunication related construction and devices such as antennas. Optical components were stagnant due to the lack of recovery in investment by the U.S. telecommunications industry.
Sale of TAB tape declined for its primary purpose in memory devices, especially in exports. Actual results were slightly lower than in the last fiscal year. However, since demand for leadframes recovered as

inventory adjustments declined primarily for leadframes for transistors, actual results for semiconductor packaging materials overall rose from the previous fiscal year. Actual results for compound semiconductors rose from the previous fiscal year, due to major growth in demand for use in CD and DVD device lasers and LED devices.
As a result, sale in this segment were up 2% from the previous fiscal year to 97,383 million yen.

Copper products

Sale of copper strips for telecommunication cables fell significantly, but sale of dual gauge strips for transistor leadframes showed strong growth. Sale of strips for use in semiconductors reached their highest level ever. Overall sale of copper strips rose from the previous fiscal year.
On the other hand, sale of copper tubes fell from the last fiscal year as customers continued to shift to manufacture at overseas. Sale of copper products for electric applications fell from the previous consolidated fiscal year as investment by power companies and other private-sector investment remained slowed down. Sale of brass products rose over the previous fiscal year due to increased demand for automobile parts use.
Sale in this segment were up 2% from the previous fiscal year to 48,492 million yen.

Electric equipment, construction and others

Sale of rubber products grew due to increased orders for OA device parts for financial terminals. But slow sale of hoses for automobiles, the leading rubber products, reduced overall sale of rubber products from the last fiscal year. Power transmission line construction dropped from the previous consolidated fiscal year, significantly affected by cutbacks in overhead transmission line projects.
These factors drove down sale in this segment 1% from the previous fiscal year to 74,473 million yen.

Note: Ethernet is a registered trademark of Xerox Corp.

(2) Matters that require Company response and projected results for the next fiscal year.

The Hitachi Cable Group is now faced with the challenge of heading off the development of a negative spiral and building firm business foundations for a rapid recovery in Group business results. This is despite a market reeling from the collapse of the IT Bubble.

In examining the current Japanese economy, even though we see results of its base private sector businesses show slight signs of minor recovery, leading to issues such as the continued need to process non-performing loans and a supply/demand imbalance, which in turn leads to deflationary pressures. There are no signs of recovery in private-sector investment and personal consumer spending. Unpredictable circumstances appear likely to continue. Overseas, various factors, including the future of the U.S. economy and the growing threat of terrorism appear likely to delay global economic recovery.

Given this business environment, the Hitachi Cable Group seeks to achieve profits through the following efforts.

The first of these efforts is selecting and focusing business resources. The Group has already made progress in part of this effort, internal and external business restructuring. During this fiscal year, we concluded partnerships with competitors in the fields of fiber—optic cables for the domestic market, cables for the construction industry, and copper tubes in China. We also finished shifting operations related to magnet wires and copper wire rods to Group companies. Although we have already seen some effects from these business restructuring efforts during this fiscal year, we believe they will lead to solid business results in the next fiscal year.
These efforts must be sustained through concentrated investment in businesses able to succeed despite limited resources. We must consider abandoning business operations that show little promise of return of capital invested.

Through major improvements in capital efficiency, beginning with the internal and external Group business restructuring referred to above and continuing with cuts in total labor expenses, disposal of excess manufacturing capacity, reductions in materials procurement costs through the Procurement Renewal Project (PRP), greater than reductions in product prices, reductions in inventory assets through business operation reforms, and increased efficiency of business activities, among other measures, we plan to lead Group business results to recovery.

Furthermore, by enhancing product development and manufacturing technology, we plan to concentrate all our efforts into taking advantage of business opportunities through optimal use of resources not just

of the Hitachi Cable Group, but of the entire Hitachi Group. To this end, we will speedily introduce new products to market in the fields of information networking, electronics materials and automotive products, which promise to create new demand, while enhancing manufacturing technological capabilities, quality, price, delivery times, and other aspects of our current products.

Below, we will examine market trends and prospects for business results in the next consolidated fiscal year.

Wire & cable

We expect slow sale of electric power cables, due to major cuts in investment by power companies, the end of peaking of major construction projects in the Tokyo metropolitan area, and the scarcity of major projects in other regions. We expect sale of telecommunications cables to increase over this fiscal year due to stable domestic demand for fiber—optic cables. Sale of electronic wires should increase, despite the domestic downward trend, due to enhanced sale and manufacturing in China and other regions where we expect sale growth.

Overall, we expect sale of 126.0 billion yen in this segment, approximately 1% more than the figure for this fiscal year.

Information system and electronic components

Sale of optical components are likely to decline from this consolidated fiscal year, due to the delay in a full-fledged recovery of investment by Northern American telecommunications firms. We expect sale of Telecommunication related construction and devices such as antennas to remain roughly equal to this fiscal year' s sale. This is because despite an anticipated slow down in demand related to next-generation mobile phones, demand related to the beginning of development of the infrastructure for terrestrial digital broadcasting is expected to grow. In the field of information network-related products, we plan to expand sale of transmission devices and switches for 10-Gigabit Ethernet networks, which will get into full operation, on the basis of which we anticipate growth in sale over the fiscal year 2003.
Although we expect continuing low demand for TAB tape for memory devices, we anticipate increased demand for COF (Chip On Film) products, in line with increasing refinement of LCD displays. For this reason, we expect sale of semiconductor packaging materials to remain roughly equal to this fiscal year' s figures.
Due to anticipated growth in demand for compound semiconductors used in the lasers of DVD devices, which is increasingly becoming popular, we expect sale to increase over this fiscal year.
Overall, we expect sale of 98 billion yen in this segment, approximately 1% above the figure for this fiscal year.

Copper products

We expect sale in copper strips to increase, primarily with regard to dual gauge strips for transistors and copper foil for FPCs (Flexible Print Circuits) and lithium-ion batteries, among other products.
With the shift of customers to overseas, we expect domestic demand for copper tube to continue to decline.
Our equity-method affiliate Shanghai Sunshine Copper Products, Co., Ltd. began full-fledged operations 2002 October in the Chinese copper tube market, which offers the growth for rapid growth. We expect this company to capture a healthy share of the demand for copper tube in the region.
Due to poor forecasts for private-sector investment from power companies and other firms, we expect sale of copper products for electric applications to continue at roughly the same level as this consolidated fiscal year. We expect continued growth in demand for brass products for use in auto parts.
Overall, we expect sale of 48 billion yen in this segment, approximately 1% lower than the figure for this consolidated fiscal year.

Electric equipment, construction and others

We expect sale of rubber products to increase next fiscal year, compared to this fiscal year, primarily due to the promise of growth in sale of hoses for automobiles and other products overseas. We expect cutbacks in investment by power companies to create harsher conditions for the transmission cable construction operations.
Overall, we expect sale of 72 billion yen in this segment, approximately 3% lower than the figure for this fiscal year.

Sale projects for each business segment are as indicated above. Taking into account the effects of early retirement and outplacement system instituted this fiscal year (the effects of which should be apparent next year) and the effects of other ongoing efforts such as cost-cutting measures and efficiency measures,

as well as the effects of increased depreciation on unrecognized differences arising from the reduction in discount rate of retirement benefit obligations, we anticipate sale of 325 billion yen, ordinary income of 4 billion yen, and net income of 2.5 billion yen in the next consolidated fiscal year.

(3) Financial status

① Financial status of fiscal year 2003

At the end of this fiscal year, cash and cash equivalents totaled 7,016 million yen, 4,850 million yen less than for the previous fiscal year. Cash flow and related factors are given below.
Cash flow from business activities was 23,919 million yen. Although losses before income taxes were 9,299 million yen, sale receivables fell to 12,073 million yen while inventory fell to 7,748 billion.
Cash flow used in investment activities was 979 million yen. Of this, expenditures for acquisition of tangible fixed assets totaled 15,717 million yen, expenditures for acquisition of securities in Advanced Cable Systems Corp. and Sumiden Hitachi Cable Ltd. totaled 3,705 million yen, income from sale of securities totaled 12,946 million yen, and proceeds from sale of tangible fixed assets totaled 5,513 million yen.

Cash flow used in financing activities totaled 27,910 million yen. Of this, decrease short-term debt totaled 21,085 million yen and acquisition of own shares totaled 1,197 million yen.

2. Outlook for fiscal year 2004

Cash flow from business operations is expected to show a income before income taxes and other adjustments, due to cost reductions and rationalization measures.

With regard to cash flow used in investment activities, investment and expenditures on acquisition of investment securities is expected to decline from fiscal year 2003.

With regard to cash flow used in financing activities, as outlined below, Hitachi Cable will propose acquisition of own shares based on Article 210 of the Commercial Code at the Regular General Shareholders' Meeting to be held June 27, 2003. This proposal is intended to enable more flexible capital policies in response to changes in the business environment and other circumstances. The total number of shares to be acquired will be up to 5 million shares. The total value of shares to be acquired will be up to 2 billion yen. Should this resolution be approved, Hitachi Cable plans to acquire its own shares in a flexible manner, taking into consideration matters such as business investment. Repayment of company bonds (for 10 billion yen) and reducing Interest-bearing debt are also planned.

We expect these measures will result in a final balance of total cash and cash equivalents at the end of fiscal year 2004 approximately equal to fiscal year 2003 figure: 7 billion yen.

3. Trends in financial status

	Fiscal year 2000	Fiscal year 2001	Fiscal year 2002	Fiscal year 2003
Shareholder equity ratio (%)	47.5	46.8	48.7	51.6
MTM shareholder equity ratio (%)	88.5	64.9	49.0	25.2
Years to pay off debt (%)	3.0	4.0	4.1	3.7
Interest coverage ratio (%)	16.4	10.9	11.5	13.5

Notes:
1. Shareholder equity ratio = total shareholder equity/total assets and shareholder equity
2. MTM shareholder equity ratio = MTM value of total shares/total assets
3. Years to pay off debt = Interest-bearing debt /cash flow from operations
4. Interest coverage ratio = cash flow from operations/interest paid

Explanation:
1. Each indicator is calculated using consolidated financial figures.
2. MTM value of total shares is calculated by the following formula:
   end-of-term closing price of shares × end-of-term total number of shares outstanding.
3. Cash flow from business activities on the consolidated cash flow statement is used for cash flow from operations.
4. Interest-bearing debt refers to all debt on the consolidated balance sheet on which interest is paid. Interest paid refers to the amount of interest paid shown on the consolidated cash flow statement.

4. Consolidated Balance Sheet

(million yen)

	End of Fiscal 2002 (Mar. 31, 2002) (A)	End of Fiscal 2003 (Mar. 31, 2003) (B)	B-A
[Assets]			
Current assets	176,917	147,353	-29,564
Cash and deposit in bank	12,482	7,649	-4,833
Note receivable and accounts receivable	92,872	80,930	-11,942
Inventories	47,772	40,392	-7,380
Deferred income taxes	6,342	3,859	-2,483
Other current assets	18,363	14,941	-3,422
Allowance for doubtful accounts	-914	-418	496
Fixed assets	236,075	205,408	-30,667
Tangible fixed assets	160,440	143,120	-17,320
Buildings and structure	53,904	51,490	-2,414
Machinery and Vehicles, etc	79,072	68,972	-10,100
Land	11,351	11,313	-38
Construction in progress	16,113	11,345	-4,768
Intangible fixed assets	2,294	3,139	845
Utility rights, etc	2,294	3,139	845
Deferred income tax	5,142	16,109	10,967
Investment, etc.	71,958	46,287	-25,671
Allowance for doubtful debt	-3,759	-3,247	512
Total Assets	412,992	352,761	-60,231

	End of Fiscal 2002 (Mar. 31, 2002) (A)	End of Fiscal 2003 (Mar. 31, 2003) (B)	B-A
[Liabilities]			
Current liabilities	140,847	107,401	-33,446
Notes payable and accounts payable	34,482	32,528	-1,954
Short-term debt	72,556	26,832	-45,724
Commercial paper	-	16,000	16,000
Amortized company bonds	7,783	10,000	2,217
Others	26,026	22,041	-3,985
Fixed liabilities	65,044	57,391	-7,653
Company bonds	20,000	15,000	-5,000
Long-term debt	12,384	20,164	7,780
Accrued pension and severance cost for employee	29,879	19,571	-10,308
Reserve for directors' retirement allowance	1,607	1,531	-76
Deferred income taxes	387	298	-89
Others	787	827	40
Total liabilities	205,891	164,792	-41,099
[Minority investment]			
Minority investment	6,151	5,964	-187
[Shareholders' equity]			
Paid-in capital	25,948	25,948	-
Capital surplus	30,028	30,098	70
Earned Surplus	137,893	128,695	-9,198
The balance of other accountable securities	8,658	1,350	-7,308
Adjustment account of exchange rate	-516	-1,824	-1,308
Treasury stock	-1,061	-2,262	-1,201
Total Shareholders' equity	200,950	182,005	-18,945
Total liabilities, minority investment and shareholders' equity	412,992	352,761	-60,231

(Note) Legal reserve (until fiscal 2002) →Capital surplus (From fiscal 2003)
Surplus fund (until fiscal 2002) →Earned surplus (From fiscal 2003)

5. Consolidated Statement of Profit and Loss

(million yen)

	Fiscal 2002 (A) (Apr. 1, 2001– Mar.31, 2002)	Fiscal 2003 (B) (Apr. 1, 2002– Mar.31, 2003)	B/A(%)
Net sales	353,050	325,100	92
Cost of sales	299,582	281,117	94
Sales, general and administrative expenses	55,235	45,942	83
Operating income (loss)	-1,767	-1,959	–
Non-operating income	6,436	5,372	83
(Interest and dividends received)	(1,276)	(1,616)	
(Miscellaneous revenues)	(5,160)	(3,756)	
Non-operating expenses	8,113	7,090	87
(Interest expenses)	(2,292)	(1,733)	
(Miscellaneous losses	(5,821)	(5,357)	
Ordinary income	-3,444	-3,677	–
Extraordinary income	4,627	13,852	299
(Gain on sales of negotiable securities)	(2,866)	(8,813)	
(Gain on sales of land)	(-)	(2,750)	
(Reversal of employees' severance obligations for prior service	(-)	(2,145)	
(Compensation received for office location)	(1,761)	(-)	
(Others)	(-)	(144)	
Extraordinary income	2,215	19,474	879
(Cost for restructuring)	(1,688)	(14,402)	
(Valuation loss of negotiable securities)	(-)	(3,389)	
(Loss on sales of negotiable securities)	(-)	(1,424)	
(Others)	(527)	(259)	
Income (loss) before income tax	-1,032	-9,299	–
Corporation, inhabitant taxes	1,459	1,107	
Deferred	-1,364	-3,434	
Minority shareholders' income	361	118	
Net income (loss)	-1,488	-7,090	–

6. Statement of Consolidated Surplus

(million yen)

	Fiscal 2002 (A) (Apr. 1, 2001- Mar.31, 2002)	Fiscal 2003 (B) (Apr.1, 2002- Mar.31, 2003)
[Capital surplus]		
Capital surplus brought forward	29,772	30,028
Increase of capital surplus	256	70
(Increase by merge)	(256)	(70)
Capital surplus carried forward	30,028	30,098
[Earned surplus]		
Earned surplus brought forward	143,413	137,893
Decrease of earned surplus	5,520	9,198
(Net loss of term under review)	(1,488)	(7,090)
(Cash dividends)	(3,734)	(1,859)
(Directors' bonuses)	(298)	(100)
(Decrease by the change of consolidated scope	(-)	(149)
Earned surplus carried forward	137,893	128,695

(Note) Legal reserve (until fiscal 2002) →Capital surplus (From fiscal 2003)
Surplus fund (until fiscal 2002) →Earned surplus (From fiscal 2003)

7. Consolidated Statement of Cash Flows

(million yen)

	Fiscal 2002 (Apr. 1, 2001- Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002- Mar.31, 2003)
[Cash flows from operating activities]		
Income (loss) before income tax	-1,032	-9,299
Depreciation	24,149	22,035
Increase/decrease of allowance for doubtful debt (decrease:-)	-177	-1,008
Gain on sales of negotiable securities	-4,072	-8,747
Interest received and dividends received	-1,276	-1,616
Interest expenses	2,292	1,733
Exchange profit/loss (profit:-)	-488	247
Increase/decrease trade receivable (increase:-)	29,878	12,073
Increase/decrease inventories (increase:-)	11,423	7,748
Increase/decrease trade payable (decrease:-)	-4,497	-1,966
Increase/decrease of amount in arrears (decrease:-)	-6,115	-2,606
Others	-12,400	6,907
Sub total	37,685	25,501
Earning on interest and dividends	1,276	1,616
Interest paid	-2,405	-1,777
Corporation tax and other tax paid	-8,863	-1,421
Net cash provided by operating activities	27,693	23,919
[Cash flows from investing activities]		
Expenditures for acquisition of securities	-6,583	-3,705
Proceeds from sales of securities	4,956	12,946
Expenditures for acquisition of tangible fixed assets	-32,087	-15,717
Proceeds from sales of tangible fixed assets	3,102	5,513
Others	-1,487	-16
Net cash used in investing activities	-32,099	-979
[Cash flows from financing activities]		
Increase/decrease in short-term borrowing (decrease:-)	15,370	-21,085
Proceeds from long-term debt	-	8,300
Expenditures for repayment of long-term debt	-1,306	-9,057
Proceeds from issue of corporate bond	-	5,000
Repayment of corporate bond	-10,000	-7,783
Payment for purchase of treasury stock	-1,061	-1,197
Dividends paid by parent company	-3,734	-1,859
Dividends paid to minority shareholders	-85	-229
Net cash provided by financing activities	-816	-27,910
Effect of exchange rate change on cash and cash equivalents	-98	111
Net increase/decrease in cash and cash equivalent (decrease:-)	-5,320	-4,859
Cash and cash equivalents at beginning of term	17,186	11,866
Net increase in cash and cash equivalents by newly consolidated subsidiaries	-	9
Cash and cash equivalents at the end of term	11,866	7,016

(Note) Listed cash and deposit to consolidated balance sheet at end of term and relation of listed cash and cash equivalents to consolidated statement of cash flows

	(Mar.31, 2002)	(Mar.31, 2003)
Cash and deposits	12,482	7,649
Fixed deposits (over 3 months)	-616	-633
Total	11,866	7,016

8. Notes

(1) Notes required by Consolidated Financial Statements Regulations of Japan (Excluding Consolidated Financial Statements Regulations of Japan Art. 15-2~9)

①Note receivable endorsed

〔Mar.31, 2002〕 1,829 million yen

〔Mar.31, 2003〕 5,242 million yen

②Accumulated depreciation of tangible fixed assets

〔Mar.31, 2002〕 292,337 million yen

〔Mar.31, 2003〕 286,001 million yen

③Guarantees of loans (including contingent guarantees)

〔Mar.31, 2002〕 1,233 million yen

〔Mar.31, 2003〕 1,599 million yen

④Letter of awareness

〔Mar.31, 2003〕 5,645 million yen

⑤Promissory notes transferred due to securitization of assets

〔Mar.31, 2002〕 5,577 million yen

〔Mar.31, 2003〕 11,375 million yen

⑥Accounts receivable transferred due to securitization of assets

〔Mar.31, 2002〕 —

〔Mar.31, 2003〕 4,400 million yen

(2) Notes required by Consolidated Financial Statements Regulations of Japan excluding (1)

①Segment information

A. Results by operating segment

Previous year (Apr. 1, 2001 —Mar. 31, 2002) (million yen)

	Wires and cables	Information systems and Electronic components	Copper Products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consoli-dated
I.							
Net sales							
(1) Sales to customers	155,941	95,640	45,923	55,546	353,050	—	353,050
(2) In-house sales or transfer between operating segments	—	—	1,630	19,537	21,167	(21,167)	—
Total	155,941	95,640	47,553	75,083	374,217	(21,167)	353,050
Operating expense	153,028	101,961	46,792	74,261	376,042	(21,225)	354,817
Operating income (loss)	2,913	-6,321	761	822	-1,825	58	-1,767
II.							
Assets	160,656	111,928	41,625	56,172	370,381	42,611	412,992
Depreciation	8,785	10,363	2,687	2,314	24,149	—	24,149
Capital expenditure	13,116	11,357	5,555	2,059	32,087	—	32,087

The term under review (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Wires and cables	Information systems and Electronic components	Copper Products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consoli-dated
I.							
Net sales							
(1) Sales to customers	124,561	97,383	46,189	56,967	325,100	—	325,100
(2) In-house sales or transfer between operating segments	—	—	2,303	17,506	19,809	(19,809)	—
Total	124,561	97,383	48,492	74,473	344,909	(19,809)	325,100
Operating expense	124,417	101,006	47,464	73,988	346,875	(19,816)	327,059
Operating income (loss)	144	-3,623	1,028	485	-1,966	7	-1,959
II.							
Assets	128,080	110,244	45,488	48,887	332,699	20,062	352,761
Depreciation	7,706	9,069	2,876	2,384	22,035	—	22,035
Capital expenditure	4,817	5,265	3,274	2,361	15,717	—	15,717

(Note) 1. As a rule, business operation is divided into ①Wires and cables, ②Information systems and electronic components, ③Copper products and ④Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating segments	Main products
Wires and cables	Wires and cables
Information systems and electronic components	Semiconductor packaging materials, compound semiconductors, optical components, systems related to information transmission
Copper products	Copper products
Electric equipment, construction and others	Accessories for wires and cables, construction, rubber products, others

2. Because all of the operating expenses are allocated to individual business segment, there are no unallocatable operating expenses in the "elimination or companywide" item.

B. Sales results by location

Previous year (Apr. 1, 2001 —Mar. 31, 2002) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales					
(1) Sales to customers	304,702	48,348	353,050	—	353,050
(2) In-house sales or transfer between operating segments	17,068	11,527	28,595	(28,595)	—
Total	321,770	59,875	381,645	(28,595)	353,050
Operating expense	325,170	58,343	383,513	(28,696)	354,817
Operating income (loss)	-3,400	1,532	-1,868	101	-1,767
II. Assets	340,150	43,787	383,937	29,055	412,992

The term under review (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales					
(1) Sales to customers	275,005	50,095	353,100	—	325,100
(2) In-house sales or transfer between operating segments	19,455	5,812	25,267	(25,267)	—
Total	294,460	55,907	350,367	(25,267)	325,100
Operating expense	297,928	54,447	352,375	(25,316)	327,059
Operating income (loss)	-3,468	1,460	-2,008	49	-1,959
II. Assets	306,582	41,656	348,238	4,523	352,761

(Note) 1. It is omitted to mention business results by country or region in the term under review, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A.、Thailand、China, etc.

3. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or companywide" item.

C. Overseas

Previous year (Apr. 1, 2001 —Mar. 31, 2002)

	Asia	North America	Others	Total
Overseas	60,439 million yen	44,741 million yen	11,888 million yen	117,068 million yen
Consolidated sales				353,050 million yen
Ratio of overseas sales in consolidated sales	% 17.1	% 12.7	% 3.4	% 33.2

The term under review (Apr. 1, 2002-Mar. 31, 2003)

	Asia	North America	Others	Total
Overseas	49,615 million yen	18,332 million yen	8,275 million yen	76,222 million yen
Consolidated sales				325,100 million yen
Ratio of overseas sales in consolidated sales	% 15.3	% 5.6	% 2.5	% 23.4

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main countries

(1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore

(2) North America・・・U.S.A., Canada

(3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

②Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	Mar. 31, 2002	Mar. 31, 2003
Lease rental expense	1,070 million yen	872 million yen
Outstanding future lease payments as of the end of the period	1,982 million yen	1,733 million yen

[Operating lease transaction]

	Mar. 31, 2002	Mar. 31, 2003
Outstanding future lease payments	—	33 million yen

③The treat with the company concerned (Apr. 1, 2002-Mar. 31, 2003)

<Parent Company>

Company name	Address	Paid-in Capital (million yen)	Business	Ratio of voting rights, etc.	Relationship	
					Board members	Business
Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,032	Manufacture and sale of electrical appliances	(1.1%) 53.3%	2 persons are holding two offices concurrently.	Trading each other and Hitachi cable has loans from Hitachi

Detail of trading	The amount of business (million yen)	Account item	The amount of carried forward (million yen)
Sale of our products	11,207	Account receivable	2,950
		Advance	9
Purchase of materials	1,708	Other liabilities	437
Advance money	3,597	Accounts due	348
	2,209	Arrearages and others	79
Debt	129,463	Short-term debt	5,349

(Notes)The treat condition and the policy of treat condition

1. Before we decide our products prices, we present our recommended prices with taking market prices and costs into consideration and negotiate.
2. Before we decide materials prices, Hitachi, Ltd. presents prices and negotiate referring to usual prices.
3. ( ) :Figures in parentheses are the ratio of voting rights, etc. of other subsidiary of Parent company: Hitachi Building Systems Co., Ltd. and other 22 companies.
4. Debt were made using Hitachi Ltd. and other funding systems to provide liquid funds that the Company may procure or repay in line with its requirements. The interest rate on borrowings is set by marketing interest rates with an appropriate commission.

B. Subsidiaries, etc.

Attributes	Name of company, etc.	Location	Capital (million yen)	Principal lines of business	Ratio of Voting rights, etc	Relationship: Shared directors, etc.	Relationship: Business relationship	Content of transactions	Transaction amounts (millions of yen)	Account	End-of-term balance (millions of yen)
Equity-method affiliate	J-Power Systems Corp.	Minato-ku, Tokyo	4,000	Development, design, manufacturing, construction, and overseas sales of products related to wires and cables	50.0%	Shared: 2 directors Transferred: 3 directors	Hitachi Cable purchases products from this company.	Sales of Hitachi Cable products	20	Accounts receivable	1
								Purchase of materials, etc.	18,354	Accounts payable	3,551
								Advances	23,332	Other accounts receivable	2,693
	Sumiden Hitachi Cable Ltd.	Taito-ku, Tokyo	400	Development, manufacturing, outsourced manufacturing, and sales of products related to wires and cables.	(10.0%) 50.0%	Shared: 1 director Transferred: 4 directors	Hitachi Cable sells products to and purchases products from this company. In addition, Hitachi Cable loans funds to this company.	Sales of Hitachi Cable products	3,279	Accounts receivable	3,427
								Purchase of materials, etc.	417	Accounts payable	436
								Advances	137	Other accounts receivable	102
								Funds loaned	100	Short-Term loans receivable	100

Notes: Transaction conditions, policies for determining transaction conditions, etc.

1. Prices for the sale of Hitachi Cable products are determined based on price negotiations, with Hitachi Cable indicating its desired prices in consideration of market prices and total cost.
2. Prices for the purchase of materials, etc. are determined based on price negotiations, with Hitachi Cable indicating its desired prices in consideration of the prices ordinarily paid.
3. Figures in parentheses under "Percentage of voting rights, etc. held by the company" indicate the ratio of indirect ownership of voting rights, etc. held by the company.

④Tax effect accounting

A. Breakdown of deferred tax assets and liabilities by major factors (million yen)

	Fiscal 2002 (As of March 31, 2002)	Fiscal 2003 (As of March 31, 2003)
<Deferred tax assets>		
Loss carried forward	4,389	8,994
Reserve for retirement allowance	8,155	5,169
Accrued employees bonuses	1,888	1,972
Restructuring cost	—	1,872
Unrealized profit on inventories	329	90
Others	4,217	4,219
Sub total	18,979	22,316
Valuation allowance	−743	−944
Total deferred tax assets	18,236	21,372
<Deferred tax liabilities>		
Difference in valuation of other securities	−6,270	−925
Others	−869	−777
Total deferred tax liabilities	−7,139	−1,702
Net deferred tax assets	11,097	19,670

B. The statutory effective tax rate used to calculate deferred tax assets and liabilities was 42.0% in the previous fiscal year, ended March 31, 2002. Following the enactment of the Law to Partially Amend the Local Tax Law (Law No. 9, 2003) on March 31, 2003, in the fiscal year under review the tax rate applicable to temporary differences expected to be settled by March 31, 2004 is 42.0%, while a tax rate of 40.4% will be applied to temporary differences expected to be settled thereafter. As a result, net deferred tax assets decreased 415 million yen, while deferred income taxes and net unrealized gain on market securities increased 449 million yen, respectively.

⑤Securities

Fiscal 2002 (As of Mar.31, 2002)

A. Other securities estimated on market price

(million yen)

	Acquisition cost (A)	Balance sheet value (B)	B-A
Market price over balance sheet value			
(1) Stock	9,752	24,958	15,206
(2) Bond			
①Government bond・Local government bond	-	-	-
②Company bond	-	-	-
③Others	-	-	-
(3) Others	-	-	-
Sub total	9,752	24,958	15,206
Market price under balance sheet value			
(1) Stock	1,482	1,155	- 327
(2) Bond			
①Government bond・Local government bond	-	-	-
②Company bond	-	-	-
③Others	2,000	2,000	-
(3) Others	-	-	-
Sub total	3,482	3,155	- 327
Total	13,234	28,113	14,879

B. Other securities that were sold during fiscal 2002

(million yen)

Amount of sale	Gain on sale	Loss on sale
4,956	4,072	-

C. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

	Balance sheet value
Other securities	
Unlisted stock (excluding over-the-counter stock)	19,562
Unlisted company bond	-

D. A plan for redemption of other securities that have the due date.

(million yen)

	Within 1 year	Over 1 year and within 5 years	Over 5 years and within 10 years	Over 10 years
(1) Bond				
①Government bond・Local government Bond	-	-	-	-
②Company bond	-	-	-	-
③Others	-	-	-	2,000
(2) Others	-	-	-	-
Total	-	-	-	2,000

Fiscal 2003 (As of Mar.31, 2003)

A. Other securities estimated on market price

(million yen)

	Acquisition cost (A)	Balance sheet value (B)	B-A
Market price over balance sheet value			
(1) Stock	3,632	6,078	2,446
(2) Bond			
①Government bond・			-
Local government bond	-	-	
②Company bond	-	-	-
③Others	-	-	-
(3) Others	-	-	-
Sub total	3,632	6,078	2,446
Market price under balance sheet value			
(1) Stock	1,918	1,696	- 222
(2) Bond			
①Government bond・			
Local government bond	-	-	-
②Company bond	-	-	-
③Others	2,000	2,000	-
(3) Others	-	-	-
Sub total	3,918	3,696	- 222
Total	7,550	9,774	2,224

B. Other securities that were sold during fiscal 2003

(million yen)

Amount of sale	Gain on sale	Loss on sale
16,448	8,747	-

C. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

	Balance sheet value
Other securities	
Unlisted stock	
(excluding over-the-counter stock)	14,464
Unlisted company bond	-

D. A plan for redemption of other securities that have the due date.

(million yen)

	Within 1 year	Over 1 year and within 5 years	Over 5 years and within 10 years	Over 10 years
(1) Bond				
①Government bond・ Local government Bond	-	-	-	-
②Company bond	-	-	-	-
③Others	-	-	2,000	-
(2) Others	-	-	-	-
Total	-	-	2,000	-

⑥Preset price, market price and valuation profit/loss of derivative contract

(million yen)

	Type of transaction	Fiscal 2002 (As of Mar.31, 2002)			Fiscal 2003 (As of Mar.31, 2003)		
		Preset price	Market price	Valuation profit/loss	Preset price	Market price	Valuation profit/loss
Currency	Forward exchange contracts						
	Sell	2,648	2,643	5	2,078	2,082	-4
	Buy	278	315	37	-	-	-
Interest	Swap transaction	17,900	3	3	17,900	-161	-161
	Total	20,826	2,961	45	19,978	1,921	-165

(Note) There is no derivative transaction applying hedge accounts.

⑦Retirement benefits

A. Retirement benefit plan

The Company and its domestic consolidated subsidiaries have adopted a qualified retirement pension plan and unfounded benefit plan on a lump-sum payment basis, as its defined benefits system.

B. Retirement benefit obligations

(million yen)

	Fiscal 2002 (As of Mar.31, 2002)	Fiscal 2003 (As of Mar.31, 2003)
a. Retirement benefit obligations	−87,889	−94,416
b. Pension assets	47,154	39,838
c. Pension assets over (under) benefit obligations	−40,735	−54,578
d. Unrecognized net actuarial loss	10,856	35,007
e. Liabilities recognized in the balance sheet	−29,879	19,571

(Note) Certain subsidiaries adopted the simplified method for the calculation of retirement benefit obligations.

C. Retirement benefit expenses

(million yen)

	Fiscal 2002 (Apr.1, 2001—Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002—Mar.31, 2003)
a. Service costs (Notes 1)	3,101	3,096
b. Interest costs	2,986	2,957
c. Expected return on plan assets	−1,583	−1,603
d. Amortization of transition obligations (Note 2)	—	−2,144
e. Amortization of unrecognized actuarial loss	745	1,187
f. Net periodic benefit expenses	5,249	3,493

(Note)

1. Contributions to the qualified retirement pension plan were deducted.
2. The subsidiaries' retirement benefit expenses calculated by the simplified method were included in service costs.

D. Acruarial calculation basis for retirement benefit obligations

	Fiscal 2002 (Apr. 1, 2001–Mar. 31, 2002)	Fiscal 2003 (Apr. 1, 2002–Mar. 31, 2003)
a. Periodic allocation method of projected benefit obligation	Straight-line basis over total service periods based on the unit credit method	
b. Discount rate	3.0%~3.5%	2.5%
c. Expected return on plan assets	Principally 3.5%	Principally 3.5%
d. Periods for amortization of prior service cost	—	A year Charged to income as a one-time expense for the fiscal year in which prior service cost arises.
e. Periods for amortization of unrecognized actuarial loss (gain)	10 years Retirement benefit liabilities that occur during each consolidated fiscal year are amortized as an expense by the straight-line method beginning from the following fiscal year over a specified number of years that is the same or less than the average number of years remaining to mandatory retirement age for all relevant employees.	

⑧ Going-concern assumption:
Not applicable

(Summary)

Non-consolidated Financial Report for fiscal 2003 ended March 31, 2003

April 25, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange where listed (section): Tokyo Stock Exchange, Inc. (First section)
Osaka Securities Exchange Co., Ltd. (First section)

Code Number: 5812
Head Office Location: Tokyo
(URL http://www.hitachi-cable.co.jp)
President and Representative Director: Norio Sato
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: April 25, 2003
Date of the Regular Shareholders Meeting: June 27, 2003
Existence of Interim Dividend System: Yes.
Adoption of Stock Trading System: Yes. 1Unit=1,000 Shares

1. Performance over the year under review (Apr.1, 2002-Mar.31, 2003)

(1)Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./03	242,908 (-10.0%)	-4,871 (—%)	-3,019 (—%)	-3,334 (—%)
Mar./02	269,850 (-18.3%)	-4,469 (—%)	-2,738 (—%)	-263 (—%)

	Net income (loss) per share (yen)	Diluted net income per share (yen)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Mar./03	-8.98	—	-2.0	-1.0	-1.2
Mar./02	-0.70	—	-0.1	-0.8	-1.0

Note:

①Average number of shares outstanding

	Common	Preferred
Mar./03	371,302,402	—
Mar./02	373,335,863	—

②We haven' t made change in accounting policy.
③Figures are rounded down to the nearest 1 million yen.
④Figures in parentheses represent % change from the previous year.

(2) Dividend

	Annual dividend per share (yen)	Interim Dividend (yen)	Term-end Dividend (yen)	Annual total amount of dividends (million yen)	Payout ratio (%)	Ratio of dividends to shareholders' equity (¥)
Mar./03	5.00	2.50	2.50	1,849	—	1.2
Mar./02	7.50	5.00	2.50	2,797	—	1.6

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (million yen)	Book-value per share (million yen)
Mar./03	286,554	159,553	55.7	433.81
Mar./02	336,405	172,732	51.3	464.35

Note:

①Number of shares outstanding at the end of period

	Common	Preferred
Mar./03	367,793,795	—
Mar./02	371,991,360	—

②Number of treasury shares

	Common	Preferred
Mar./03	6,224,379	—
Mar./02	2,026,814	—

2. Business results forecast for fiscal 2004 (Apr. 1, 2003-Mar.31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (million yen)	Annual dividend per share		
				Interim dividend (yen)	Term-end dividend (yen)	(yen)
Sep./03	115,000	0	0	2.50	—	—
Mar./04	235,000	2,000	1,200	—	2.50	5.00

(Reference) Forecast net income per share (Whole year): 3.26 yen

Safe Harbor Statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:30 am on April 26, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

---

1. Non-consolidated Balance Sheet

(million yen)

	End of fiscal 2002 (A) Mar.31, 2002	End of fiscal 2003 (B) Mar.31, 2003	B-A		End of fiscal 2002 (A) Mar.31, 2002	End of fiscal 2003 (A) Mar.31, 2003	B-A
[Assets]				[Liabilities]			
Current assets	137,925	110,456	-27,468	Current liabilities	109,955	79,167	-30,788
Cash and deposits in bank	6,478	2,170	-4,307	Accounts payable	33,296	26,734	-6,562
Notes receivable	2,647	2,773	125	Short-term debt	51,977	12,959	-39,018
Account securities	66,313	58,418	-7,894	Commercial paper	0	16,000	16,000
Advance payments	1,366	179	-1,186	Amortized company bonds	7,783	10,000	2,216
Products	5,884	2,488	-3,396	Amounts in arrears	4,232	4,481	249
Materials	3,445	3,072	-372	Corporation tax payable	283	74	-208
Work in process	19,512	17,034	-2,477	Expenses payable	8,621	5,871	-2,750
Deferred income taxes	4,916	1,887	-3,029	Advances received	1,990	834	-1,156
Other current assets	27,982	22,602	-5,379	Deposits received	1,511	1,613	101
Allowance for doubtful account	-620	-170	450	Others	258	598	340
Fixed assets	198,479	176,097	-22,382	Fixed liabilities	53,717	47,833	-5,883
Tangible fixed assets	117,612	101,868	-15,743	Company bonds	20,000	15,000	-5,000
Buildings	36,095	34,990	-1,105	Long-term debt	11,741	19,181	7,439
Structures	2,869	2,576	-292	Reserve for directors' reserve for retirement	20,819	12,236	-8,583
Machinery	47,345	40,056	-7,289	Retirement allowance	982	1,122	140
Vehicle and other transportation equipment	133	59	-73	Others	173	292	119
Tools, equipment and fixtures	5,836	4,969	-866				
Land	9,999	9,355	-644	Total liabilities	163,673	127,000	-36,672
Construction in progress	15,331	9,861	-5,470	[Shareholders' equity]			
Intangible fixed assets	1,586	2,350	764	Paid-in capital	25,948	25,948	0
Utility rights, etc.	1,586	2,350	764	Capital reserve	29,953	30,023	70
				Capital surplus	29,953	30,023	70
Investments, etc.	79,280	71,878	-7,402	Profit reserve	109,333	104,551	-4,781
Stocks sales of subsidiaries	17,877	19,597	1,719	Profit surplus	6,487	6,504	17
Investment securities	41,893	21,728	-20,165	Special depreciation reserve	148	132	-16
Long-term loans	6,227	7,328	1,101	Reserve for deferred income taxes on special account	391	413	22
Deferred income taxes	1,700	12,737	11,037	Special reserve	92,500	92,630	130
Others	14,931	13,346	-1,585	Retained earnings at the end of year	9,806	4,871	-4,935
Allowance for doubtful accounts	-3,350	-2,860	490	(Net income (loss))	(- 263)	(- 3,334)	(- 3,071)
				The accumulated changes in fair value carried in the section of equity	8,559	1,289	-7,269
				Treasury Stock	-1,061	-2,259	-1,197
				Total Shareholders' equity	172,732	159,553	-13,178
Total assets	336,405	286,554	-49,851	Total liabilities and shareholders' equity	336,405	286,554	-49,851

(Note) Legal reserve (until fiscal 2002) →Capital reserve (From fiscal 2003)
Surplus fund (until fiscal 2002) →Profit reserve (From fiscal 2003)

2. Non-Consolidated profit and loss sheet

(million yen)

	End of fiscal 2002 (A) (Apr.1, 2001- Mar.31, 2002)	End of fiscal 2003 (B) (Apri.1, 2002- Mar.31, 2003)	B/A (%)
[Ordinary income and loss]			
Recurring income and loss			
Net sales	269,850	242,908	90
Cost of sales	238,492	220,244	
Sales, general and administrative expense	35,828	27,536	
Operating income (loss)	-4,469	-4,871	-
Non-operating income and loss			
Non-operating revenues	7,314	6,367	87
(Interest and dividends received)	(3,729)	(4,138)	
(Miscellaneous revenues)	(3,584)	(2,229)	
Non-operating expenses	5,583	4,515	81
(Interest paid expenses)	(1,258)	(1,097)	
(Miscellaneous losses)	(4,324)	(3,418)	
Ordinary income	- 2,738	- 3,019	-
[Extraordinary income and loss]			
Extraordinary income	2,865	12,628	441
(Profit on sales of negotiable securities)	(2,865)	(8,857)	
(Profit of sales of land)	(—)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(1,807)	
(Others)	(—)	(144)	
Extraordinary loss	2,123	15,324	722
(Cost for restructuring)	(1,688)	(11,784)	
(Valuation loss of negotiable securities)	(—)	(3,147)	
(Others)	(435)	(391)	
Income (loss) before income tax	-1,996	-5,715	-
Corporation, inhabitant taxes	151	298	197
Deferred	-1,884	-2,679	-
Net income (loss)	-263	-3,334	-
Retaining earnings brought forward	11,937	8,870	74
Retained earnings by merger	—	265	-
Interim dividends	1,867	929	50
Retained earnings at the end of year	9,806	4,871	50

3. Statement of profit appropriations

(million yen)

	Fiscal 2002 (Apr.1, 2001- Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002- Mar.31, 2003)
Retained earning at end of year	9,806	4,871
Reversal of special depresiation reserve	34	37
Reversal of deferred income taxes on fixed assets	14	13
Total	9,854	4,922
The appropriations are as follows:		
Profit reserve	-	-
Cash dividends	929 (Ordinary 2.50 yen)	919 (Ordinary 2.50 yen)
Directors' bonuses	-	-
Special depreciation reserve	18	1
Reserve for deferred income taxes on fixed assets	36	107
Special reserve	-	-
Retained earrings carried forward	8,870	3,894

4. Notes

(1) Notes required by Non-consolidated Financial Statements Regulations of Japan (Excluding Non-consolidated Financial Statements Regulation of Japan Art. 8-6, Art.8-7 Section1-(3), Art.8-12)

① Accumulated depreciation of tangible fixed assets

(Mar.31, 2002) 217,290 million yen (Mar.31, 2003) 209,537 million yen

② Guarantees of loans (including contingent guarantees)

(Mar.31, 2002) 6,258 million yen (Mar.31, 2003) 5,697 million yen

③ Letter of awareness

(Mar.31, 2002) — (Mar.31, 2003) 12,786 million yen

④ Promissory notes transferred due to securitization of assets

(Mar.31, 2002) 8,072 million yen (Mar.31, 2003) 8,712 million yen

⑤ Trade receivable transferred due to securitization of assets

(Mar.31, 2002) — (Mar.31, 2003) 2,100 million yen

⑥ Shareholders' equity provided by Commercial Code of Japan Art.290 Section 1－(6)

(Mar.31, 2002) 8,561 million yen (Mar.31, 2003) 1,289 million yen

(2) Notes required by Non-consolidated Financial Statements Regulations of Japan excluding(1)

① Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	[Mar.31, 2002]	[Mar.31, 2003]
Lease rental expense	629 million yen	408 million yen
Outstanding future lease payments as of the end of the period	872 million yen	489 million yen

[Operating lease]

	[Mar.31, 2002]	[Mar.31, 2003]
Outstanding future lease payments	—	31 million yen

② Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Mar.31, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	1,978 million yen	3,158 million yen	1,180 million yen
Affiliates' stock	-	-	-
Total	1,978 million yen	3,158 million yen	1,180 million yen

[Mar.31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen

③ Tax effect accounting

A. Breakdown of deferred tax assets and liabilities by major factors

(million yen)

	〔Mar. 31, 2002〕	〔Mar. 31, 2003〕
<Deferred tax assets>		
Loss carried forward	3,719	6,982
Reserve for retirement benefits	5,385	2,720
Restructuring cost	—	1,872
Accrued employees bonuses	1,167	1,152
Others	2,937	3,182
Sub total	13,210	15,910
<Deferred tax liabilities>		
Difference in valuation of other securities	- 6,198	- 874
Others	- 395	- 411
Sub total	- 6,593	- 1,285
Net deferred tax assets	6,616	14,624

B. The statutory effective tax rate used to calculate deferred tax assets and liabilities was 42.0% in the previous fiscal year, ended March 31, 2002. Following the enactment of the Law to Partially Amend the Local Tax Law (Law No. 9, 2003) on March 31, 2003, in the fiscal year under review the tax rate applicable to temporary differences expected to be settled by March 31, 2004 is 42.0%, while a tax rate of 40.4% will be applied to temporary differences expected to be settled thereafter. As a result, net deferred tax assets decreased 338 million yen, while deferred income taxes and net unrealized gain on available-for-sale securities increased 373 million yen, respectively.

May 13, 2003

Company name: Hitachi Cable, Ltd.

Representative: Norio Sato, President and Representative Director

Listings: First Section, Tokyo Stock Exchange, Inc.

First Section, Osaka Securities Exchange Co., Ltd.

Code number: 5812

Contact: Shinichiro Suzumura, General Manager, Administration Dept., Human Resources and Administration Group

Telephone: +81-3-5252-3261

Proposal to the Labor Union Regarding Early Retirement and Outplacement Assistance Programs for Employees in the Semiconductor Packaging Materials Field

Hitachi Cable, Ltd. (hereinafter referred to as "the Company") posted losses in fiscal 2002 and 2003, despite the Company's continued efforts to reduce costs over the past two years, during which the business environment took a far more dramatic downturn than expected. The Company predicts that such an environment is unlikely to improve in fiscal 2004, and therefore a proposal was made today to the labor union on early retirement and outplacement assistance programs for employees in the semiconductor packaging materials field, which has been particularly hard hit, as a means to drastically improve the semiconductor packaging materials field's business structure. The Company has started talks with the labor union about this proposal.

The Company will disclose details of the programs upon reaching an agreement with the labor union, and possible effects on the Company's business performance will be announced as soon as the number of applicants to the programs is known.

November 19, 2003

JASDAQ

Hitachi Cable, Ltd.
1-6-1 Otemachi, Chiyoda-ku, Tokyo
Norio Sato, President
[Code number: 5812]
First section, Tokyo Stock Exchange Inc.
First section, Osaka Securities Exchange Co., Ltd.

Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources and Administration Group

Telephone: +81-3-5252-3261

Tonichi Kyosan Cable, Ltd.
1-1 Aragane, Ishioka-shi, Ibaraki
Koji Muraki, President
[Code number: 5818]
[OTC registered]

Contact: Hitoshi Nakazawa,
Board Director and General Manager,
Accounting Dept.

Telephone: +81-299-23-7111

Hitachi Cable, Ltd. to make Tonichi Kyosan Cable, Ltd. a wholly owned subsidiary through share exchange

Hitachi Cable, Ltd. (hereinafter referred to as "Hitachi Cable") and Tonichi Kyosan Cable, Ltd. (hereinafter referred to as "Tonichi Kyosan Cable") have agreed to make Tonichi Kyosan Cable a wholly owned subsidiary of Hitachi Cable through share exchange. The president of Hitachi Cable, who was delegated the decision-making authority on this matter by its board of directors, and the board of directors of Tonichi Kyosan Cable approved this decision today and concluded a share exchange agreement. Details are given below.

The official share exchange date is March 1, 2004, following the approval of this agreement by an extraordinary meeting of the shareholders of Tonichi Kyosan Cable to be held on January 26, 2004. Hitachi Cable will not seek approval at a shareholders meeting in accordance with the provision of Article 358 (paragraph 1) of the Commercial Code.

1. Objective of making Tonichi Kyosan a wholly owned subsidiary through share exchange

Tonichi Kyosan, with the manufacture and sale of wires and cables as its main business, is a subsidiary of Hitachi Cable. The current severe business environment for domestic wires and cables manufacturers is unlikely to improve, while demand from major users continues to decrease and product prices decline due to intensified competition.

Under these circumstances, Hitachi Cable and Tonichi Kyosan Cable have agreed to make Tonichi Kyosan Cable a wholly owned subsidiary of Hitachi Cable in order to further strengthen their collaboration and enable them to respond more flexibly to management issues. Both companies agree that this decision will help increase the profits of the wire and cable businesses and reinforce the operating base of the entire Hitachi Cable Group.

2. Contents of the share exchange agreement

(1) Method

The share exchange will be conducted in accordance with Articles 352 through 363 of the Commercial Code in order to make Hitachi Cable a wholly owning parent company of Tonichi Kyosan Cable and Tonichi Kyosan Cable a wholly owned subsidiary of Hitachi Cable.

(2) Share exchange ratio

Company	Hitachi Cable	Tonichi Kyosan Cable
Exchange ratio	1	0.59

Notes: 1. Allocation of Shares

Instead of issuing new shares, Hitachi Cable will allocate its own shares (4,471,905 common shares) to shareholders (which will hereinafter include beneficial shareholders) listed or recorded in the shareholder lists (which will hereinafter include the beneficial shareholder list) of Tonichi Kyosan Cable as of the end of the preceding day of the share exchange, at a rate of 0.59 shares of Hitachi Cable per share of Tonichi Kyosan Cable owned by its shareholders. However, there

will be no allocation of shares with respect to the 12,280,500 common shares of Tonichi Kyosan Cable held by Hitachi Cable.

2. Basis of calculation of the exchange ratio
The calculation of the exchange ratio was commissioned to Mizuho Securities Co., Ltd. by Hitachi Cable, and to Nikko Cordial Securities Inc. by Tonichi Kyosan Cable, respectively. Hitachi Cable and Tonichi Kyosan Cable discussed the exchange ratio presented by these securities companies, and agreed upon the ratio specified above.

3. Result, method, and basis of calculation by third party
   (i) Mizuho Securities Co., Ltd.
   Mizuho Securities evaluated Hitachi Cable and Tonichi Kyosan Cable by the market-price analysis method, comparable-company analysis method, and DCF method and, taking the results comprehensively into account, suggested that the appropriate exchange ratio would be as follows.
   Hitachi Cable: Tonichi Kyosan Cable = 1: 0.53–0.61

   (ii) Nikko Cordial Securities Inc.
   Nikko Cordial Securities evaluated Hitachi Cable by the market-price method, and Tonichi Kyosan by the market-price method, modified (book value) net-asset method, and capitalization method and, taking the results comprehensively into account, suggested that the appropriate exchange ratio would be as follows.
   Hitachi Cable: Tonichi Kyosan Cable = 1: 0.566–0.643

(3) Accrual date of dividends

The accrual date of dividends on the 4,471,905 common shares of Hitachi Cable issued to the shareholders of Tonichi Kyosan Cable is October 1, 2003.

(4) Amount of capital and capital reserve to be increased

The amount of capital and capital reserve of Hitachi Cable to be increased due to the share exchange is as follows.
(i) Capital: 0 yen
(ii) Capital reserve: Amount calculated using the formula below

$$\left(\text{Net assets of Tonichi Kyosan Cable as of the day of share exchange}\right) \times \left(\frac{\text{Number of common shares of Tonichi Kyosan Cable to be transferred to Hitachi Cable through share exchange}}{\text{Total number of outstanding common shares of Tonichi Kyosan Cable}}\right) - \left(\text{Book value of Hitachi Cable's own shares to be transferred to shareholders of Tonichi Kyosan Cable}\right)$$

(5) Interim dividends

Hitachi Cable will pay interim dividends of 2.5 yen per common share, up to 909,568,255 yen in total, to shareholders or pledgees listed or registered in the shareholder list as of the end of September 30, 2003. Tonichi Kyosan will pay interim dividends of 1.5 yen per common share, up to 29,701,185 yen in total, to shareholders or pledgees listed or registered in the shareholder list as of the end of September 30, 2003.

(6) Subsidy for share exchange

No subsidy will be paid for the share exchange.

(7) Term of the board of directors of Hitachi Cable

The term of Hitachi Cable's board of directors who assumed the post prior to the share exchange is the same as the term they would have served without the share exchange.

(8) Other

The content of the share exchange agreement may be amended in accordance with discussions between Hitachi Cable and Tonichi Kyosan Cable.

3. Schedule for share exchange

November 19, 2003	Signing of the share exchange agreement
January 26, 2004 (subject to change)	Extraordinary general meeting of the shareholders of Tonichi Kyosan Cable (approval of the share exchange agreement)
March 1, 2004 (subject to change)	Share exchange

* Hitachi Cable will not seek the approval of its regular shareholders meeting in accordance with Article 358 (paragraph 1) of the Commercial Code.

4. Outline of the companies involved in the share exchange

		Hitachi Cable, Ltd.	Tonichi Kyosan Cable, Ltd.
(1)	Trade name	Hitachi Cable, Ltd.	Tonichi Kyosan Cable, Ltd.
(2)	Main business	1. Manufacture and sale of wires, cables, and optical fibers 2. Manufacture and sale of rolled products of nonferrous metal, light metal, nonferrous-metal alloy, and light-metal alloy 3. Manufacture and sale of rubber and other chemical products 4. Manufacture and sale of precision instruments, including medical equipment and measurement machines 5. Manufacture and sale of electronic components and materials 6. Manufacture and sale of equipment and systems for electric power supply and distribution, and information transmission and processing 7. Manufacture and sale of production equipment and testing devices for the above products 8. Programming and sale of computer software 9. Leasing and maintenance of the above products and devices 10. Design, supervision, and contracting of construction, civil works, and other related works incidental to the above products 11. Provision of information and telecommunication services 12. Leasing, sale, and management of real estate 13. Any business related or incidental to the above products and services	1. Manufacture, assembly, and sale of wires, cables, and fiber-optic cables 2. Design and contracting of electrical works 3. Any business related or incidental to the above products and services
(3)	Date of incorporation	April 1956	May 1947
(4)	Location of head office	Chiyoda-ku, Tokyo	Ishioka-shi, Ibaraki
(5)	Representative	Norio Sato, President	Koji Muraki, President
(6)	Capital (as of March 31, 2003)	25,948 million yen	3,569 million yen
(7)	Total number of outstanding shares (as of March 31, 2003)	374,018,174	19,860,000
(8)	Shareholders' equity (as of March 31, 2003)	159,553 million yen	14,403 million yen
(9)	Total assets (as of March 31, 2003)	286,554 million yen	19,245 million yen
(10)	End of fiscal year	March 31	March 31
(11)	Number of employees (as of March 31, 2003)	4,657	433

(12)	Major business partners	Suppliers: Pan Pacific Copper Co., Ltd. Dowa Mining Co., Ltd. Showa Denko K.K. Buyers: Power companies NTT companies JR companies	Suppliers: Hitachi Cable, Ltd. Dowa Mining Co., Ltd. Buyers: Sumiden Hitachi Cable, Ltd. Hitachi Cable, Ltd.
(13)	Major shareholders and voting-rights ratio* (as of March 31, 2003)	Hitachi, Ltd. 52.21% The Master Trust Bank of Japan, Ltd. (trust account) 4.99% Japan Trustee Services Bank, Ltd. (trust account) 2.15%	Hitachi Cable, Ltd. 63.39% Dowa Mining Co., Ltd. 12.35% Tonichi Kyosan Cable employee shareholding program 2.69%
(14)	Main financing banks	UFJ Bank, Ltd. Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.	The Joyo Bank, Ltd. Mizuho Corporate Bank, Ltd. UFJ Bank, Ltd.
(15)	Relationships of companies involved	Capital relationship	Tonichi Kyosan Cable is a subsidiary of Hitachi Cable.
		Personnel relationship	Hitachi Cable dispatches board members and employees to Tonichi Kyosan Cable.
		Trade relationship	Hitachi Cable and Tonichi Kyosan Cable mutually trade products, and Hitachi Cable borrows funds from Tonichi Kyosan Cable.

* Indirectly owned shares are excluded from calculation.

5. Business results for the last three fiscal terms (non-consolidated)

(Millions of yen)

	Hitachi Cable			Tonichi Kyosan Cable		
Fiscal term	March 2001	March 2002	March 2003	March 2001	March 2002	March 2003
Sales	330,426	269,850	242,908	24,982	24,932	27,068
Operating income (loss)	18,764	–4,469	–4,871	348	37	–70
Ordinary income (loss)	19,385	–2,738	–3,019	421	54	–7
Net income (loss)	7,110	–263	–3,334	–643	7	–40
Net income (loss) per share	19.04 yen	–0.70 yen	–8.98 yen	–32.42 yen	0.38 yen	–2.06 yen
Dividends per share*	10.00 yen	7.50 yen	5.00 yen	9.00 yen	9.00 yen	7.50 yen
Shareholders' equity per share	490.01 yen	464.35 yen	433.81 yen	750.75 yen	738.88 yen	726.96 yen
Dividend ratio	52.5%	—%	—%	—%	2,381.7%	—%

* Dividends per share include interim dividends.

6. Effects on business results

The possible effects of the share exchange on consolidated business results are only minor, as Tonichi Kyosan Cable is already a consolidated subsidiary of Hitachi Cable.

May 22, 2003

Company name: Hitachi Cable, Ltd.

Representative: Norio Sato, President and Representative Director

Listings: First Section, Tokyo Stock Exchange, Inc.

First Section, Osaka Securities Exchange Co., Ltd.

Code number: 5812

Contact: Shinichiro Suzumura, General Manager, Administration Dept., Human Resources and Administration Group

Telephone: +81-3-5252-3261

Revisions Related to the Merger of Marketing Subsidiaries of Hitachi Cable, Ltd. in the Kansai Region

The merger of three sales subsidiaries in the Kansai Region (hereinafter referred to as "the merger") of Hitachi Cable, Ltd. (hereinafter referred to as "the Company") was officially approved today at the extraordinary board meetings and the extraordinary shareholders' meetings of these subsidiaries. The three subsidiaries to merge are: HMC Co., Ltd. (Head office: Kita-ku, Osaka; Hironori Matsumoto, President and Representative Director; hereinafter referred to as "HMC"), a company recently separated from the Company's affiliate and equity-accounted company, Matsumoto Dengyo Co., Ltd. (Head office: Kita-ku, Osaka; Hironori Matsumoto, President and Representative Director), Kansai Hi-Elec, Ltd. (Head office: Chuo-ku, Osaka; Masakatsu Nakagawa, President and Representative Director; hereinafter referred to as "Kansai Hi-Elec"), the Company's consolidated subsidiary, and Kansai Hi-Metal, Ltd. (Head office: Higashi Osaka; Koji Mabuchi, Representative Director; hereinafter referred to as "Kansai Hi-Metal"), also a consolidated subsidiary of the Company.

The Company announced on April 22, 2003 that the merger of HMC, Kansai Hi-Elec, and Kansai Hi-Metal, which had been scheduled for June 1, 2003, was postponed as a result of discussions

held among the said subsidiaries on the need for a review of the terms and conditions of the merger. After a thorough review, the three subsidiaries have reached an agreement on modifying a part of the terms and conditions of the merger, and the merger was approved by the subsidiaries' extraordinary board meetings and extraordinary shareholders' meetings held today.

The outline of the merger was announced in previous news releases, including "Hitachi Cable to Merge its Sales Companies in the Kansai Region" of December 24, 2002, "Profile of a new company recently separated from Matsumoto Dengyo Co., Ltd." of March 20, 2003, "Additional Information Regarding Merger of Hitachi Cable's Marketing Subsidiaries in Kansai Region" of April 4, 2003, and "Revisions Related to the Merger of Hitachi Cable's Marketing Subsidiaries in Kansai Region" of April 22, 2003. Revisions approved today on the terms and conditions that had not previously been announced are as follows:

1. Merger Date: July 1, 2003
2. Merger Ratio: HMC: Kansai Hi-Elec: Kansai Hi-Metal = 300:883:397
3. Gross Assets: Approximately 4.6 billion yen

May 26, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Notification Concerning the Allotment of Stock Options

(Warrant rights to be issued on advantageous terms in accordance with Articles 280-20 and 280-21 of the Commercial Code)

At the meeting of the Board of Directors of Hitachi Cable, Ltd. held May 26, 2003, the Board of Directors agreed in principle to provide stock options to Board Directors, Executive Officers appointed by the Board after conclusion of the Regular General Shareholders' Meeting (simply "Executive Officers" hereinafter) and to employees, subject to the approval of partial amendment of the articles of incorporation at the forthcoming 66th regular general company shareholders' meeting, scheduled for June 27, 2003 (the Regular General Shareholders' Meeting hereinafter). These stock options are to be issued in the manner specified for issuance of warrant rights without compensation in the regulations under Articles 280-20 and 280-21 of the Commercial Code. The Board of Directors decided to refer to the Regular General Shareholders' Meeting a measure calling for the issuance of stock options as follows.

1. Reason for issuing warrant rights on advantageous terms to parties other than shareholders

To increase the motivation and morale of the company's Board Directors, Executive Officers and employees with regard to business results.

2. Parties to receive allotment of warrant rights

Company Board Directors, Executive Officers and employees as of the date of issuance of the warrant rights (Purchase Warrant Issuance Date hereinafter), as determined by the Board of Directors.

3. Types and quantities of shares subject to the warrant rights

The total number of shares is to be limited to 353,000 shares of Hitachi Cable common stock. The number of shares covered by each stock purchase warrant (Number of Shares Allotted hereinafter) shall be 1,000 shares.

In the event of a stock split or reverse stock split involving Hitachi Cable common stock taking place on or after the Purchase Warrant Issuance Date, the number of shares granted under unexercised stock options will be adjusted in proportion to the ratio of the stock split or reverse stock split. Any fractional remainder less than a single share shall be rounded down. As a result of this adjustment, the total number of shares covered by each stock purchase warrant shall be equal the product of the number of shares granted after adjustment multiplied by the total number of warrant rights not exercised or redeemed at the appropriate time.

In addition, when unavoidable as in cases when the Company undergoes a reduction of capital, a merger, corporate division, or other such process that requires the adjustment of the number of shares granted by each stock purchase warrant on or after the Purchase Warrant Issuance Date, the Company shall adjust the number of shares granted within a reasonable scope after taking into consideration the terms and conditions of the reduction of capital, merger, corporate division, or other such process. As a result of this adjustment, the total number of shares covered by each stock purchase warrant shall be equal the product of the number of shares granted after adjustment multiplied by the total number of warrant rights not exercised or redeemed at the appropriate time.

4. Total number of warrant rights to be issued
Up to 358 warrants.

5. Issuance price of warrant rights
The warrants shall be issued without compensation.

6. Fee for exercising the warrant rights

The fee for exercising each stock purchase warrant shall be the price paid or disposal price per share issued or transferred due to the exercise of each warrant (Price Paid hereinafter), multiplied by the number of shares granted.

The Price Paid shall be the average value of daily closing prices (including market quotations; the Closing Price hereinafter) per share on the Tokyo Stock Exchange (the number of days with no closing prices will be excluded from calculations of average prices; fractions of less than one yen shall be rounded up) of the Company's common stock for ordinary transactions over the thirty-trading-day period, beginning the forty-fifth (45th) trading day before the date of issuance of the stock purchase warrant, multiplied by 1.05 (fractions of less than one yen shall be rounded up). However, if this average value is less than the Closing Price on the date of issuance of the stock purchase warrant (on a day on which there is no closing price, this value shall be the closing price achieved on the date closest to the date of issuance of the stock purchase warrant, either the previous trading day or earlier, hereinafter applicable), the Price Paid shall be the value of the Closing Price on the date of issuance of the stock purchase warrant multiplied by 1.05 (fractions less than one yen shall be rounded up).

In the event of a stock split or a reverse stock split involving Hitachi Cable common stock occurring on or after the Warrant Issuance Date, the Price Paid shall be adjusted in proportion to the reciprocal of the ratio of the stock split or reverse stock split. Any fractional remainder of less than one yen shall be rounded up.

In the event the Company issues new shares of common stock or disposes of treasury shares on or after the Warrant Issuance Date at a price less than the market price of common stock (not including exercise of warrant rights, transfer of preferred stock to common stock, or exercise of stock options and purchase of odd-lot shares under the regulations of Article 280 Section 19 of the Commercial Code before revision, according to the Law Regarding the Partial Amendment of the Commercial Code [Law No. 128 of 2001]), the Price Paid shall be adjusted by the following formula. Any fractional remainder of less than one yen resulting form the adjustment shall be rounded up:

Adjusted Price Paid=

$$\text{Price Paid before adjustment} \times \frac{\text{Number of shares of stock outstanding} + \dfrac{\text{Number of new shares of common stock issued} \times \text{Price Paid per share}}{\text{Price of common stock before issuance of new shares}}}{\text{Number of shares of common stock outstanding} + \text{Number of new shares of common stock issued}}$$

"Number of shares of common stock outstanding" in the above formula refers to the total number of shares of Company stock already issued, minus the total number of treasury shares held by the Company. In the case of treasury share disposal, the above formula still applies, with "Number of new shares of common stock issued" replaced by "Number of treasury shares disposed of," "Price Paid per share" replaced by "disposal price per share," and "Price of common stock before issuance of new shares" replaced by "Price of common stock before disposal."

In addition, when unavoidable as in cases when the Company undergoes a reduction of capital, a merger, a corporate division, or other such process that requires the adjustment of the Price Paid on or after the Purchase Warrant Issuance Date, the Company shall adjust the Price Paid within a reasonable scope after taking into consideration the terms and conditions of the reduction of capital, merger, corporate division, or other such process.

7. Valid period for exercise of warrant rights
July 1, 2005 — June 26, 2008.

8. Conditions for exercise of warrant rights
Warrant rights may not be partially exercised.

9. Reasons and conditions for release of warrant rights

(1) Should a merger dissolving the Company or a stock swap or a stock transfer that would result in the Company becoming a wholly-owned subsidiary of another company be approved by a general shareholder' s meeting of the Company, the Company may release any unexercised warrant rights without penalty.

(2) In addition, the Company may release unexercised warrant rights acquired and held by the Company at any time without penalty.

10. Restriction on transfer of warrant rights
Transfer of warrant rights requires the approval of the Board of Directors.

11. Overview of distribution of warrant rights

In distributing warrant rights to parties eligible to receive them ("eligible parties" hereinafter), the Company shall conclude a Stock Purchase Warrant Agreement with each eligible party, as outlined below.

(1) The eligible party may not transfer, pledge, or otherwise dispose of the stock purchase warrant to a third party.

(2) Until the expiration of the valid exercise period, the eligible party retains the right to exercise the stock purchase warrant, as long as he or she maintains a trust relationship with or is employed by the Company (in the event of loss of this trust relationship due to completion of term, resignation, or retirement, or when the eligible party is no longer employed by the Company, he or she shall retain the right to exercise the stock purchase warrant for two years following such event, within the valid exercise period stipulated in 7. above), subject to the terms and conditions of the Stock Purchase Warrant Agreement.

(3) In the event of the death of the eligible party, his or her heir(s) may not exercise the stock purchase warrant. In such case, the relevant stock purchase warrant shall revert to the Company without penalty.

(4) In addition to the above matters, any other matters, including causes for reversion of the stock purchase warrant to the Company and restrictions on the exercise of the stock purchase warrant, shall be determined by the terms of the Warrant Right Agreement.

Note: The details above are contingent upon approval at the 66th regular general shareholders' meeting of the Company, to be held June 27, 2003, of a resolution concerning issuance of warrant rights on advantageous terms to parties other than shareholders

May 30, 2003

Company name: Hitachi Cable, Ltd.
Representative: Norio Sato, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code number: 5812
Contact: Shinichiro Suzumura, General Manager, Administration Dept., Human Resources and Administration Group
Telephone: +81-3-5252-3261

Notice Regarding Reduction in Wage Level for Union Employees and Other Remunerations

Hitachi Cable, Ltd. today reached an agreement with the labor union on a reduction in the wage level of union employees. The company made a proposal to the labor union for a wage reduction as an emergency measure to achieve a recovery of business performance, and has been discussing this matter in an effort to reach an agreement. The following gives details on the agreement reached with the labor union regarding the reduction in the wage level for union employees, as well as the decrease in remunerations to board members and employees in administrative positions.

This notice contains follow-up information on the progress of the matter explained in the notice entitled "Proposal for Reduction of Wage Level made to Labor Union" (April 1, 2003).

1. Details of reduction in wage level and other remunerations

(1) Reduction rates

The monthly wage level and remunerations will be reduced as shown in the table below, following the revision of the wage rate (periodic pay raise) for the current fiscal year.

Classification	Reduction rate
Wage level for union employees	7%
Wage level for employees in administrative positions	8%
Remunerations to members of the board	10% to 15%

Supplementary information: The bonus standard for employees in administrative positions was reduced to approximately 50% in the summer of fiscal 2003 (ended Mar. 31, 2003) from the level paid in the summer of fiscal 2002. In addition, the payment of bonuses to the members of the board was stopped as of fiscal 2003. These measures are scheduled to remain in effect in the current fiscal year.

(2) Term of implementation

Applied to salaries paid in June 2003 to March 2004

The wage level of the consolidated subsidiaries of Hitachi Cable will also be reduced at the same rate when the reduction is implemented by Hitachi Cable.

2. Effect on business results

The reduction in the wage level and other remunerations is expected to curtail personnel expenses in the current fiscal term by approximately ¥1.6 billion on a consolidated basis, and ¥1.1 billion on a non-consolidated basis. This expense-cutting effect was reflected in the forecast of business results for the fiscal year ending March 31, 2004, which was announced on April 25, 2003 so we don' t revise the forecast caused by this measure.

June 4, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Revisions to the supplements to the Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003, and to the supplements to the Non-Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003

Hitachi Cable, Ltd. has announced revisions to the supplements to the Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003, and to the supplements to the Non-Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003, both of which were issued on April 25, 2003. (The underlined passages below indicate the revisions.)

No revisions have been made to the underlying numerical data.

1. Revisions to the supplements to the Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003

(1) Page 3: 1. State of the Consolidation (1) Business Map

Before revision:

Information Systems and Electronic Components: Non-consolidated Subsidiaries: CNMP Network, Inc.

After revision:

Information Systems and Electronic Components: Non-consolidated Subsidiaries: CNMP Networks, Inc.

(2) **Page 6: 1. State of Consolidated (2) Status of Affiliated Companies**

Before revision:

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the company	Relationship
Equity-method affiliates: J-Power Systems Corporation	—	—	—	—	—
Advanced Cable Systems Corp.	Hitachi, Ibaraki Prefecture	750	Design and sales of fiber-optic cables	50.0	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, two seconded
Shanghai Sunshine Copper Tube, Ltd.	China	(Thousands of US dollars) 42,250	Manufacture and sales of copper tubes	50.0	Hitachi Cable supplies some raw materials to this company Directors: One shared, one seconded
Five other companies					

Notes:

1. Details on the parent company Hitachi, Ltd. and the equity-method affiliate J-Power Systems Corporation are given in (2) ③ "The treat with the company concerned" under "9. Notes." Such details have been omitted from this table.

After revision:

Name	Location	Capital (millions of yen)	Principal lines of business	Percentage of voting rights, etc. held by the company	Relationship
Equity-method affiliates: J-Power Systems Corporation	—	—	—	—	—
Advanced Cable Systems Corp.	Hitachi, Ibaraki Prefecture	750	Design and sales of fiber-optic cables	50.0	Hitachi Cable purchases this company's products; land and building leasing relationship Directors: Three shared, two seconded
Sumiden Hitachi Cable, Ltd.	—	—	—	—	—
Shanghai Sunshine Copper Tube, Ltd.	China	(Thousands of US dollars) 42,250	Manufacture and sales of copper tubes	50.0	Hitachi Cable supplies some raw materials to this company Directors: One shared, one seconded
Five other companies					

Notes:

1. Details on the parent company Hitachi, Ltd. and the equity-method affiliates J-Power Systems Corporation and Sumiden Hitachi Cable, Ltd. are given in (2) ③ "The treat with the company concerned" under "9. Notes." Such details have been omitted from this table.

(3) Page 18: 9. Notes (1)

Before revision:

③ Guarantees of loans (including contingent guarantees) (Mar. 31, 2003) 1,599 million yen

④ Letter of awareness (Mar. 31, 2003) 5,645 million yen

↓

After revision:

③ Guarantees of loans (including contingent guarantees) (Mar. 31, 2003) 1,702 million yen

④ Letter of awareness (Mar. 31, 2003) 5,541 million yen

2. Revisions to the supplements to the Non-Consolidated Financial Report for Fiscal 2003 Ended March 31, 2003

(1) Page 33: 5. Notes (1)

Before revision:

② Guarantees of loans (including contingent guarantees) (Mar. 31, 2003) 5,697 million yen

③ Letter of awareness (Mar. 31, 2003) 12,786 million yen

↓

After revision:

② Guarantees of loans (including contingent guarantees) (Mar. 31, 2003) 5,800 million yen

③ Letter of awareness (Mar. 31, 2003) 12,683 million yen

1. Non-consolidated Balance Sheet

(million yen)

	End of fiscal 2002 (A) Mar.31, 2002	End of fiscal 2003 (B) Mar.31, 2003	B-A		End of fiscal 2002 (A) Mar.31, 2002	End of fiscal 2003 (A) Mar.31, 2003	B-A
[Assets]				[Liabilities]			
Current assets	137,925	110,456	-27,468	Current liabilities	109,955	79,167	-30,788
Cash and deposits in bank	6,478	2,170	-4,307	Accounts payable	33,296	26,734	-6,562
Notes receivable	2,647	2,773	125	Short-term debt	51,977	12,959	-39,018
Account securities	66,313	58,418	-7,894	Commercial paper	0	16,000	16,000
Advance payments	1,366	179	-1,186	Amortized company bonds	7,783	10,000	2,216
Products	5,884	2,488	-3,396	Amounts in arrears	4,232	4,481	249
Materials	3,445	3,072	-372	Corporation tax payable	283	74	-208
Work in process	19,512	17,034	-2,477	Expenses payable	8,621	5,871	-2,750
Deferred income taxes	4,916	1,887	-3,029	Advances received	1,990	834	-1,156
Other current assets	27,982	22,602	-5,379	Deposits received	1,511	1,613	101
Allowance for doubtful account	-620	-170	450	Others	258	598	340
Fixed assets	198,479	176,097	-22,382	Fixed liabilities	53,717	47,833	-5,883
Tangible fixed assets	117,612	101,868	-15,743	Company bonds	20,000	15,000	-5,000
Buildings	36,095	34,990	-1,105	Long-term debt	11,741	19,181	7,439
Structures	2,869	2,576	-292	Reserve for directors' reserve for retirement	20,819	12,236	-8,583
Machinery	47,345	40,056	-7,289	Retirement allowance	982	1,122	140
Vehicle and other transportation equipment	133	59	-73	Others	173	292	119
Tools, equipment and fixtures	5,836	4,969	-866				
Land	9,999	9,355	-644	Total liabilities	163,673	127,000	-36,672
Construction in progress	15,331	9,861	-5,470				
				[Shareholders' equity]			
Intangible fixed assets	1,586	2,350	764	Paid-in capital	25,948	25,948	0
Utility rights, etc.	1,586	2,350	764	Capital reserve	29,953	30,023	70
				Capital surplus	29,953	30,023	70
Investments, etc.	79,280	71,878	-7,402	Profit reserve	109,333	104,551	-4,781
Stocks sales of subsidiaries	17,877	19,597	1,719	Profit surplus	6,487	6,504	17
Investment securities	41,893	21,728	-20,165	Special depreciation reserve	148	132	-16
Long-term loans	6,227	7,328	1,101	Reserve for deferred income taxes on special account	391	413	22
Deferred income taxes	1,700	12,737	11,037	Special reserve	92,500	92,630	130
Others	14,931	13,346	-1,585	Retained earnings at the end of year	9,806	4,871	-4,935
Allowance for doubtful accounts	-3,350	-2,860	490	(Net income (loss))	(- 263)	(- 3,334)	(- 3,071)
				The accumulated changes in fair value carried in the section of equity	8,559	1,289	-7,269
				Treasury Stock	-1,061	-2,259	-1,197
				Total Shareholders' equity	172,732	159,553	-13,178
Total assets	336,405	286,554	-49,851	Total liabilities and shareholders' equity	336,405	286,554	-49,851

(Note) Legal reserve (until fiscal 2002) →Capital reserve (From fiscal 2003)
Surplus fund (until fiscal 2002) →Profit reserve (From fiscal 2003)

2. Non-Consolidated profit and loss sheet

(million yen)

	End of fiscal 2002 (A) (Apr.1, 2001- Mar.31, 2002)	End of fiscal 2003 (B) (Apri.1, 2002- Mar.31, 2003)	B/A (%)
〔Ordinary income and loss〕			
Recurring income and loss			
Net sales	269,850	242,908	90
Cost of sales	238,492	220,244	
Sales, general and administrative expense	35,828	27,536	
Operating income (loss)	-4,469	-4,871	-
Non-operating income and loss			
Non-operating revenues	7,314	6,367	87
(Interest and dividends received)	(3,729)	(4,138)	
(Miscellaneous revenues)	(3,584)	(2,229)	
Non-operating expenses	5,583	4,515	81
(Interest paid expenses)	(1,258)	(1,097)	
(Miscellaneous losses)	(4,324)	(3,418)	
Ordinary income	- 2,738	- 3,019	-
〔Extraordinary income and loss〕			
Extraordinary income	2,865	12,628	441
(Profit on sales of negotiable securities)	(2,865)	(8,857)	
(Profit of sales of land)	(—)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(1,807)	
(Others)	(—)	(144)	
Extraordinary loss	2,123	15,324	722
(Cost for restructuring)	(1,688)	(11,784)	
(Valuation loss of negotiable securities)	(—)	(3,147)	
(Others)	(435)	(391)	
Income (loss) before income tax	-1,996	-5,715	-
Corporation, inhabitant taxes	151	298	197
Deferred	-1,884	-2,679	-
Net income (loss)	-263	-3,334	-
Retaining earnings brought forward	11,937	8,870	74
Retained earnings by merger	—	265	-
Interim dividends	1,867	929	50
Retained earnings at the end of year	9,806	4,871	50

3. Statement of profit appropriations

(million yen)

	Fiscal 2002 (Apr.1, 2001- Mar.31, 2002)	Fiscal 2003 (Apr.1, 2002- Mar.31, 2003)
Retained earning at end of year	9,806	4,871
Reversal of special depresiation reserve	34	37
Reversal of deferred income taxes on fixed assets	14	13
Total	9,854	4,922
The appropriations are as follows:		
Profit reserve	-	-
Cash dividends	929 (Ordinary 2.50 yen)	919 (Ordinary 2.50 yen)
Directors' bonuses	-	-
Special depreciation reserve	18	1
Reserve for deferred income taxes on fixed assets	36	107
Special reserve	-	-
Retained earrings carried forward	8,870	3,894

4. Notes

(1) Notes required by Non-consolidated Financial Statements Regulations of Japan (Excluding Non-consolidated Financial Statements Regulation of Japan Art. 8-6, Art.8-7 Section1-(3), Art.8-12)

① Accumulated depreciation of tangible fixed assets

(Mar.31, 2002) 217,290 million yen (Mar.31, 2003) 209,537 million yen

② Guarantees of loans (including contingent guarantees)

(Mar.31, 2002) 6,258 million yen (Mar.31, 2003) 5,697 million yen

③ Letter of awareness

(Mar.31, 2002) — (Mar.31, 2003) 12,786 million yen

④ Promissory notes transferred due to securitization of assets

(Mar.31, 2002) 8,072 million yen (Mar.31, 2003) 8,712 million yen

⑤ Trade receivable transferred due to securitization of assets

(Mar.31, 2002) — (Mar.31, 2003) 2,100 million yen

⑥ Shareholders' equity provided by Commercial Code of Japan Art.290 Section 1－(6)

(Mar.31, 2002) 8,561 million yen (Mar.31, 2003) 1,289 million yen

(2) Notes required by Non-consolidated Financial Statements Regulations of Japan excluding(1)

① Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	[Mar.31, 2002]	[Mar.31, 2003]
Lease rental expense	629 million yen	408 million yen
Outstanding future lease payments as of the end of the period	872 million yen	489 million yen

[Operating lease]

	[Mar.31, 2002]	[Mar.31, 2003]
Outstanding future lease payments	—	31 million yen

② Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Mar.31, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	1,978 million yen	3,158 million yen	1,180 million yen
Affiliates' stock	-	-	-
Total	1,978 million yen	3,158 million yen	1,180 million yen

[Mar.31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen

③ Tax effect accounting

A. Breakdown of deferred tax assets and liabilities by major factors

(million yen)

	[Mar. 31, 2002]	[Mar. 31, 2003]
<Deferred tax assets>		
Loss carried forward	3,719	6,982
Reserve for retirement benefits	5,385	2,720
Restructuring cost	—	1,872
Accrued employees bonuses	1,167	1,152
Others	2,937	3,182
Sub total	13,210	15,910
<Deferred tax liabilities>		
Difference in valuation of other securities	- 6,198	- 874
Others	- 395	- 411
Sub total	- 6,593	- 1,285
Net deferred tax assets	6,616	14,624

B. The statutory effective tax rate used to calculate deferred tax assets and liabilities was 42.0% in the previous fiscal year, ended March 31, 2002. Following the enactment of the Law to Partially Amend the Local Tax Law (Law No. 9, 2003) on March 31, 2003, in the fiscal year under review the tax rate applicable to temporary differences expected to be settled by March 31, 2004 is 42.0%, while a tax rate of 40.4% will be applied to temporary differences expected to be settled thereafter. As a result, net deferred tax assets decreased 338 million yen, while deferred income taxes and net unrealized gain on available-for-sale securities increased 373 million yen, respectively.

June 27, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Appointment of Board Directors to Organize Committees under a Committee System

The 66th General Meeting of Shareholders approved today partial amendments to the Articles of Incorporation, and Hitachi Cable, Ltd. has now adopted the Committee System following the approval of the shareholders. The board meeting held immediately after the shareholders' meeting appointed board directors to organize the Committees as follows:

Committee Name	Primary Role	Names of Board Directors to Organize Committee
Nominating Committee	To determine proposals about the appointment and dismissal of board directors to be submitted to the shareholders' meeting	Hiroshi Kuwahara Norio Sato Yoshiki Yagi
Audit Committee	To audit the business operations of board directors and executive officers	Hideoki Oshikiri Yoshiki Yagi Masahiro Shimojo
Compensation Committee	To determine compensation of each board director and executive officer	Hiroshi Kuwahara Norio Sato Yoshiki Yagi

Hiroshi Kuwahara, Yoshiki Yagi, and Masahiro Shimojo are "outside directors who are not executive officers of the company under the Committee System" (Law for Special Exceptions to the Commercial Code, Article 21-8 Paragraph 4).

July 8, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Inauguration of Early Retirement and Outplacement Assistance Programs

Hitachi Cable, Ltd. (hereinafter referred to as "the Company") and the Labor Union reached an agreement yesterday, after a series of talks, stipulating that the early retirement and outplacement programs the Company initially offered to the Union for employees in the semiconductor packaging material field (which has been particularly hard hit by the economic downturn) are to be expanded to include employees in all fields of the Company. This action was taken in the interest of more swiftly improving the Company's business performance. An outline of the programs is described below.

This release is to announce changes to the Company's previous release, "Proposal to the Labor Union Regarding Early Retirement and Outplacement Assistance Programs for Employees in the Semiconductor Packaging Material Field," of May 13, 2003.

1. Program Outline

1) Number of applications to be accepted: No numerical goals are set

2) Application period: From July 8, 2003 to August 11, 2003

3) Retirement dates: From August 20, 2003 to September 20, 2003

4) Incentives: Special severance pay will be added to ordinary severance pay

2. Future Prospects

Possible effects of the programs on the Company's business performance will be announced as soon as the number of applicants to the programs is known.

July 25, 2003

Company Name: Hitachi Cable, Ltd.
Representative: Norio Sato, President
Code Number: 5812
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261
Parent Company: Hitachi, Ltd.
Representative: Etsuhiko Shoyama

Revised Forecast of Business Results for First Half and Full Fiscal Year 2004

Hitachi Cable, Ltd. today announced a revised forecast of its consolidated and non - consolidated business results for the first half of the year ending September 2003 (April 1, 2003 to September 30, 2003) and full fiscal year ending March 2004 (April 1, 2003, to March 31, 2004). This revision is based on the previous forecast issued on April 25, 2003 along with the release of financial statements for fiscal year 2003. This announcement also includes information about expected extraordinary income and losses for both the first half and full fiscal year 2004.
Note that there is no change to the expected cash dividend of 2.50 yen per share each for the first half and second half of fiscal year 2004 (5 yen per share for the full fiscal year), as announced on April 25, 2003.

1. Revised Forecast of Performance for First Half of Fiscal Year 2004

(1) Consolidated financial forecast (April 1, 2003 to September 30, 2003)

	Unit	Net Sales	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	million yen	160,000	1,000	500
Revised forecast (B)	million yen	160,000	1,000	-5,100
(B) − (A)	million yen	0	0	-5,600
(B) / (A) × 100	%	0	0	—
(Reference) Results for 1st half of fiscal 2003	million yen	157,653	-2,629	-2,100

(2) Non-consolidated financial forecast (April 1, 2003 to September 30, 2003)

	Unit	Net Sales	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	million yen	115,000	0	0
Revised forecast (B)	million yen	115,000	0	-5,000
(B) − (A)	million yen	0	0	-5,000
(B) / (A) × 100	%	0	0	—
(Reference) Results for 1st half of fiscal 2003	million yen	120,426	-2,767	-454

2. Revised Forecast of Performance for Fiscal 2004

(1) Consolidated financial forecast (April 1, 2003 to March 31, 2004)

	Unit	Net Sales	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	million yen	325,000	4,000	2,500
Revised forecast (B)	million yen	325,000	4,000	-2,900
(B) — (A)	million yen	0	0	-5,400
(B) / (A) × 100	%	0	0	—
(Reference) Results for fiscal 2003	million yen	325,100	-3,677	-7,090

(2) Non-consolidated financial forecast (April 1, 2003 to March 31, 2004)

	Unit	Net Sales	Ordinary income (loss)	Net income (loss)
Previous forecast (A)	million yen	235,000	2,000	1,200
Revised forecast (B)	million yen	230,000	2,000	-2,900
(B) — (A)	million yen	-5,000	0	-4,100
(B) / (A) × 100	%	-2	0	—
(Reference) Results for fiscal 2003	million yen	242,908	-3,019	-3,334

3. Reasons for revising forecast business results

Net sales and ordinary income of the Hitachi Cable Group for the first half and full fiscal year 2004 are likely to reach the originally expected levels due to the group's overall steady performance thus far.

However, the group has decided to continue last year's efforts to implement various measures, including a proper distribution of manpower, disposal of equipment, and reduction in inventory, to improve its business performance and management further. Moreover, the group plans to sell investment securities and underutilized land to improve property management efficiency. The field of semiconductor packaging materials is undergoing drastic change as the group prepares to withdraw from some unprofitable business and dispose of equipment. Due to these measures, extraordinary income and losses (described in 4 below) will result, and therefore interim net income (loss) and current net income (loss) are likely to fall short of initial estimates both on a consolidated and an unconsolidated basis.

4. Breakdown of extraordinary income and loss for first half and full fiscal year 2004

Current estimates of items and amounts of extraordinary income and losses are as follows:

(1) Consolidated

	First half of fiscal 2004	Fiscal 2004
①Gain on sale of investment securities	0.2 billion yen	2.2 billion yen
②Gain on sale of land	1.6 billion yen	1.6 billion yen
③Business restructuring expenses	-11.3 billion yen	-12.1 billion yen
(Additional expenses for early retirement)	(-1.5 billion yen)	(-1.5 billion yen)
(Loss on disposal of fixed assets)	(-6.4 billion yen)	(-6.9 billion yen)
(Loss on disposal of inventories and others)	(-3.4 billion yen)	(-3.7 billion yen)

(2) Non-consolidated

	First half of fiscal 2004	Fiscal 2004
①Gain on sale of investment securities	0.2 billion yen	2.2 billion yen
②Gain on sale of land	0.7 billion yen	0.7 billion yen
③Business restructuring expenses	-9.9 billion yen	-10.1 billion yen
(Additional expenses for early retirement)	(-1.5 billion yen)	(-1.5 billion yen)
(Loss on disposal of fixed assets)	(-5.8 billion yen)	(-6.0 billion yen)
(Loss on disposal of inventories and others)	(-2.6 billion yen)	(-2.6 billion yen)

(Note)

The performance forecasts and targets in this material are based on assumptions that were judged to be valid at the time this material was created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia, the United States)
- Rapid technological changes (in particular in electronics business)
- The ability of the Company and its group companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in markets and/or market conditions (in particular, in electronics business)
- Changes in exchange rates
- Changes in the fund raising environment
- The ability of the Company and its group companies to react to changes in product supply and demand, product market conditions, and changes in exchange rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

July 25, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Announcement of Merger

Hitachi Cable, Ltd. (the "Company") announced today that it had decided to merge with one of its consolidated subsidiaries, Hitachi Cable Distribution, Ltd. ("Hitachi Cable Distribution") as described below.

1. Purpose of the Merger

Hitachi Cable Distribution transferred its sales operations regarding construction-use wires and cables on January 1, 2003, to Sumiden Hitachi Cable, Ltd. ("Sumiden Hitachi Cable"), jointly established on July 29, 2002, by the Company, Sumitomo Electric Industries, Ltd., Tatsuta Electric Wire & Cable Co., Ltd., and Tonichi Kyosan Cable, Ltd. ("Tonichi Kyosan Cable"). Hitachi Cable Distribution will be absorbed by the Company to facilitate the winding-up process.

2. Summary of the Merger

(1) Schedule

① Approval of merger contract by president of the Company and board of directors of Hitachi Cable Distribution: July 25, 2003

② Signing of merger contract: July 25, 2003

③ Shareholders' meeting to approve merger contract: In accordance with the provisions of Article 413-3, Paragraph 1 of the Commercial Law, the Company will proceed with the merger without approval of the merger contract at the shareholders' meeting.

④ Merger date: October 1, 2003 (subject to change)

⑤ Registration: October 1, 2003 (subject to change)

(2) Method: The Company merges as the surviving company with Hitachi Cable Distribution (the defunct company).

(3) Merger ratio: The Company owns all outstanding shares of Hitachi Cable Distribution. No additional shares will therefore be issued, and there will be no change in the amount of capital.

(4) Delivered money due to merger: None

3. Profiles of companies concerned (as of March 31, 2003)

(1) Trade Name	Hitachi Cable, Ltd. (transferee)		Hitachi Cable Distribution, Ltd. (transferor)
(2) Lines of business	Manufacture and sales of wires and cables, information systems, electronic components, copper products, and electrical equipment		Sales of construction-use wires and cables
(3) Establishment	April 1956		September 1983
(4) Head office address	1-6-1 Otemachi, Chiyoda-ku, Tokyo		7-6-5 Ueno, Taito-ku, Tokyo
(5) Representative	Norio Sato, President		Kazuo Inaba, President
(6) Capital (in millions of yen)	25,948		200
(7) Total number of outstanding shares	374,018,174		4,000
(8) Shareholders' equity (in millions of yen)	159,553		72
(9) Total assets (in millions of yen)	286,554		6,009
(10) End of Fiscal year	End of March		End of March
(11) Number of employees	4,657		— (*1)
(12) Main customers	Hitachi, Ltd., NTT group companies, and others		Matsumoto Dengyo Co., Ltd., Fujinaga Electric Co., Ltd., and others
(13) Major shareholders and shareholding ratio	Hitachi, Ltd.: 52.21% The Master Trust Bank of Japan, Ltd. (trust account): 4.99% Japan Trustee Services Bank, Ltd. (trust account): 3.00%		Hitachi Cable, Ltd.: 80% Tonichi Kyosan Cable, Ltd.: 20%
(14) Main financing banks	UFJ Bank Limited and others		Mizuho Bank, Ltd.
(15) Relationship between companies concerned	Capital ties	Hitachi Cable Distribution is a subsidiary of Hitachi Cable.	
	Personnel ties	Hitachi Cable has dispatched board members to Hitachi Cable Distribution.	
	Business ties	Hitachi Cable Distribution has borrowed funds from Hitachi Cable.	

(*1) Hitachi Cable Distribution employees (92 persons) have been transferred to Sumiden Hitachi Cable in accordance with the transfer of operations to Sumiden Hitachi Cable on January 1, 2003.

(*2) Hitachi Cable Distribution became the Company's wholly owned subsidiary on July 18, 2003, when the Company acquired 800 shares of Hitachi Cable Distribution from Tonichi Kyosan Cable.

(16) Business results of last three fiscal years

	Hitachi Cable, Ltd. (transferee)			Hitachi Cable Distribution, Ltd. (transferor)		
Fiscal year	2001	2002	2003	2001	2002	2003
Net sales (in millions of yen)	330,426	269,850	242,908	32,271	27,134	19,657
Operating income (in millions of yen)	18,764	−4,469	−4,871	72	67	−126
Ordinary income (in millions of yen)	19,385	−2,738	−3,019	86	57	−140
Current net income (in millions of yen)	7,110	−263	−3,334	−7	18	−489
Current net income per share (yen)	19.04	−0.70	−8.98	−1,989	4,529	−122,464
Dividends per share (yen)	10.00	7.50	5.00	−	2,265	−
Shareholders' equity per share (yen)	490.01	464.35	433.81	146,629	146,458	18,214

4. Condition following the merger

(1) Trade name: Hitachi Cable, Ltd.

(2) Lines of business: Manufacture and sales of wires, cables, information systems, electronic components, copper products, and electrical equipment

(3) Head office address: 1-6-1 Otemachi, Chiyoda-ku, Tokyo

(4) Representative: Norio Sato, President

(5) Capital: 25,948 million yen (The Company owns all outstanding shares of Hitachi Cable Distribution. No additional shares will therefore be issued, and there will be no change in the amount of capital.)

(6) Total assets: 275 billion yen (0.1 billion yen)

Note: The figure for total assets above is an estimate. The figure in parentheses is the estimated increase in assets following the merger, and included in the figure for total assets.

(7) End of fiscal year: End of March

(8) Possible effect of merger on business results

The effect of the merger on the Company's non-consolidated business results is considered minor because the operations of Hitachi Cable Distribution were already transferred to Sumiden Hitachi Cable on January 1, 2003. Consolidated business results will not be affected by the merger.

July 25, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Notification Concerning Allotment of Stock Options

(Stock options to be issued on advantageous terms in accordance with Articles 280-20 and 280-21 of the Commercial Law)

The 66th regular general shareholders' meeting of Hitachi Cable, Ltd., held June 27, 2003, approved the issuance of stock options, in accordance with Articles 280-20 and 280-21 of the Commercial Law. The meeting of the Board Directors held today set specific conditions for issuing these stock options, as follows:

1. Date of issuance of stock options:
July 25, 2003

2. Types and quantities of shares subject to stock options:
The total number of shares is limited to 342,000 shares of Hitachi Cable common stock. The number of shares covered by each stock option (hereinafter, "Number of Shares Allotted") shall be 1,000 shares*.

3. Total number of stock options to be issued: 342

4. Issuance price of stock options
The stock options shall be issued without compensation.

5. Fee for exercising stock options:
357 yen per share*
(This amount was calculated based on the following calculation standard approved at the 66th regular general company shareholders' meeting held June 27, 2003, and by the Board of Directors at today's meeting.)

Calculation standard:
The fee for issuing or transferring shares in connection with exercising a stock option, or the disposal price, shall be the average value of daily closing prices (including market quotations; hereinafter the "Closing Price") per share on the Tokyo Stock Exchange (with the number of days with no closing prices excluded from calculating average prices; and with fractions less than one yen rounded up) of the Company' s common stock for ordinary transactions over the 30-day trading period beginning on the 45th trading day before the date on which the stock option is issued (hereinafter the "Issuance Date"), multiplied by 1.05 (with fractions less than one yen rounded up). However, if this average value is less than the Closing Price on the Issuance Date of the stock option (or Closing Price on the date nearest the Issuance Date of the stock option when there is no closing price, that is, on the previous trading day or earlier, whichever is applicable), the price paid shall be the value of the Closing Price on the Issuance Date of the stock option multiplied by 1.05 (with fractions less than one yen rounded up).

6. Valid period for exercise of stock options:
July 1, 2005, to June 26, 2008

7. Portion of the issue price of a share issued in connection with exercising a stock option not be included in shareholders' equity:
178 yen per share

8. Parties to receive allotment of stock options:
18 Company board directors and executive officers: 230 stock options
14 Company employees: 112 stock options
Totals: 32 parties, 342 stock options

* In the event of a stock split, reverse stock split, or similar event involving Hitachi Cable common stock occurring on or after the stock option issuance date, the number of shares granted and fee for exercising stock options will be adjusted in the specified manner.

References:
Date of approval in principle by Board of Directors subject to approval at Regular General Shareholders' Meeting: May 26, 2003
Date of approval at Regular General Shareholders' Meeting: June 27, 2003

Consolidated Business Results for First Quarter of Fiscal 2004 Ending March 31, 2004

July 25, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange where listed (section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)
Code Number: 5812
(URL http://www.hitachi-cable.co.jp)
President: Norio Sato
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261

1. Important information about preparing this overview of quarterly business results

(1) Changes from accounting procedures and interpretation of recent consolidated fiscal years: Yes
(Content)
Simplified methods, such as calculating this quarter's figures from estimates for the full year, have been partly adopted to depreciate fixed assets.

(2) Changes in companies to which consolidated and equity methods apply: Yes
Consolidated subsidiaries:
(New) Fujinaga Electric Co., Ltd., Huanan Wire & Cable Services Co., Ltd., CNMP Networks, Inc., and CNMP Networks (Beijing), Inc.
Affiliate under equity method:
(New) Hitachi Shin Din Cable, Ltd.

(3) Involvement of certified public accountant or auditing firm: No

2. Performance over the year under review (Apr.1, 2003 — Jun. 30, 2003)

(1) Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Jun./03	79,210 (3.0%)	−143 (-%)	116 (-%)	−225 (-%)
Jun./02	76,890	−1,104	−1,970	−764
Mar./03	325,100	−1,959	−3,677	−7,090

	Net income (loss) per share (yen)	Diluted net income per share (yen)
Jun./03	−0.61	−
Jun./02	−2.05	−
Mar./03	−19.25	−

(Note)
① Figures are rounded down to the nearest 1 million yen.
② Figures in parentheses represent % change from the 1st quarter of the last fiscal year.

(2) Qualitative information about consolidated business results

Net sales for this first quarter were 79,210 million yen, up 3% from the same term last year. Various measures taken in recent years to reduce costs have proved effective in terms of income and loss, and ordinary income was 116 million yen. Although the Company posted a gain of 1,062 million yen in extraordinary income from sale of land, net losses for this first quarter amounted to 225 million yen due to business restructuring expenses of 1,183 million yen.

Given below is an overview of business results by segment.

Wires and Cables

Active demand from the domestic telecommunications industry for FTTH (Fiber to the Home) contributed to sales growth in optical fiber cable, while sales of electronic wires and insulated cables exceeded levels from the same term last year. As a result, sales in this segment were 30,289 million yen, up 8% from last year.

Information Systems and Electronic Components

Sales of optical components for information systems plummeted. In contrast, sales of *information transmission system products remained high, with investments in* third-generation mobile phone system technologies supporting sales of information and communication-related construction and antennas. Sales in this field consequently increased significantly from last year.

In the field of electronic components, the sales of leadframes remained strong, while sales of TAB tape among semiconductor packaging materials dropped below levels for the same quarter last year. Compound semiconductors remained at the same level as the previous year.

Sales in this segment were 22,933 million yen, up 3% from last year.

Copper Products

Sales of copper strips increased from last year, along with expanded sales of rolled copper foil for flexible printed circuits (FPC) and sales of copper strips for semiconductor leadframes (including dual-gauge copper strips) remaining at the same high quarterly level as last year. Sales of copper tube fell from the previous year, due to a partial transfer of production to a Company affiliate (Shanghai Sunshine Copper Products Co. Ltd.) under the equity method in response to growing overseas manufacturing particularly in Asia, by customer companies.

Sales in this segment were 12,171 million yen, down 7% from last year.

Electric Equipment, Construction, and Others

Sales of automotive hoses—the main products in the field of rubber products—remained at last year’s levels, while sales from power cable construction remained weak due to a decline in orders for overhead power cable construction. Sales in this segment were 18,000 million yen, down 3% from last year.

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
Jun. ／03	350, 405	181, 376	51. 8	493. 17
Jun. ／02	405, 575	197, 751	48. 8	531. 64
Mar. ／03	352, 761	182, 005	51. 6	494. 72

【Statement of cash flows】

	Cash flows from operating activities (million yen)	Cash flows from Investment activities (million yen)	Cash flows from financing activities (million yen)	Cash, time deposit and marketable securities at the end of year (million yen)
Jun. ／03	4, 910	−1, 271	−1, 937	8, 712
Jun. ／02	253	−2, 429	2, 806	12, 401
Mar. ／03	23, 919	−979	−27, 910	7, 016

(4) Qualitative information about changes in consolidated financial status

Cash flow from operating activities totaled 4, 910 million yen. This was due to a decrease in trade receivable (resulting in increased cash flow of 6, 371 million yen), an increase in trade payable (resulting in increased cash flow of 1, 156 million yen), and a decrease of amount in arrears (resulting in decreased cash flow of 3, 917 million yen).

Investment cash flow totaled 1, 271 million yen, including 1, 833 million yen and 702 million yen, respectively, expended to acquire tangible fixed assets and investment securities, offsetting gains of 1, 700 million yen from sales of tangible fixed assets.

Cash flow used in financing activities totaled 1, 937 million yen. Of this, dividend payments accounted for 920 million yen, while the payment of long-term debt accounted for 571 million yen.

(reference)

Non-consolidated performance over the year under review (Apr. 1, 2003 - Jun. 30, 2003)

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (million yen)	Net income (million yen)
Jun. ／03	55, 957	−476	590	219

	Total assets (million yen)	Shareholders' equity (million yen)
Jun. ／03	280, 442	159, 446

3. Business results forecast for fiscal year 2004 (Apr. 1, 2003-Mar. 31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)	Net income (loss) per share
Sep. ／03	160,000	1,000	−5,100	−13.87
Mar. ／04	325,000	4,000	−2,900	−7.89

(reference)
Non-consolidated business results forecast for fiscal year 2004 (Apr. 1, 2003-Mar. 31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)	Annual dividend per share		
				Interim dividend (yen)	Term-end Dividend (yen)	
Sep. ／03	115,000	0	−5,000	2.50	−	−
Mar. ／04	230,000	2,000	−2,900	−	2.50	5.00

* Qualitative information about forecast of business results

Net sales and ordinary income of the Hitachi Cable Group for the first half and full fiscal year 2004 are likely to reach the originally expected levels due to the group's overall steady performance thus far.

However, the group has decided to continue last year's efforts to implement various measures, including a proper distribution of manpower, disposal of equipment and inventory to improve its business performance and management further. Moreover, the group plans to sell investment securities and underutilized land to improve property management efficiency. The field of semiconductor packaging materials is undergoing drastic changes as the group prepares to withdraw from some unprofitable businesses and dispose of equipment. Following these measures, the group expects the posting of extraordinary income and losses. Therefore, revisions were made as described above on July 25 to the initial estimates (on April 25, 2003) of consolidated interim net income (500 million yen), consolidated net income (2,500 million yen), non-consolidated interim net income (0 million yen), and non-consolidated net income (1,200 million yen).

** Notes on use and disclosure of forecast of business results:

The forecast above is based on information available as of the issue date of this report. The assumptions made as of the issue date of this report derive from uncertain factors that may affect future business results. Actual business results may differ substantially due to various unforeseeable factors.

1. Consolidated Balance Sheet

(million yen)

	1st quarter of fiscal 2003 (Jun. 30, 2002)	1st quarter of fiscal 2004 (Jun. 30, 2003)	End of Fiscal 2003 (Mar. 31, 2003)		1st quarter of fiscal 2003 (Jun. 30, 2002)	1st quarter of fiscal 2004 (Jun. 30, 2003)	End of Fiscal 2003 (Mar. 31, 2003)
[Assets]				[Liabilities]			
Current assets	175,233	146,841	147,353	Current liabilities	138,836	107,008	107,401
Cash and deposit in bank	12,913	9,801	7,649	Note payable and accounts payable	31,826	34,178	32,528
Note receivable and accounts receivable	86,308	75,192	80,930	Short-term debt	77,306	23,180	26,832
Inventories	51,424	42,952	40,392	Commercial debt	—	20,000	16,000
Other current assets	25,340	19,448	18,800	Amortized company bonds	7,783	10,000	10,000
Allowance for doubtful account	-752	-552	-418	Other current liabilities	21,921	19,650	22,041
Fixed assets	230,342	203,564	205,408	Fixed liabilities	62,880	55,976	57,391
Tangible fixed assets	158,162	138,675	143,120	Company bonds	20,000	15,000	15,000
Buildings and structure	53,446	50,466	51,490	Long-term debt	11,656	19,913	20,164
Machinery and vehicles, etc	76,420	66,086	68,972	Accrued pension and severance cost for employees	28,513	19,394	19,571
Land	11,457	11,267	11,313	Reserve for directors' retirement allowance	1,534	670	1,531
Construction in progress	16,839	10,856	11,345	Other fixed liabilities	1,177	999	1,125
Intangible fixed assets	2,454	3,538	3,139	Total liabilities	201,716	162,984	164,792
Utility rights, etc.	2,454	3,538	3,139	[Minority investment]			
				Minority investment	6,108	6,045	5,964
Other assets	73,346	64,570	62,396	[Shareholders' equity]			
Allowance for doubtful debt	-3,620	-3,219	-3,247	Pain-in capital	25,948	25,948	25,948
				Capital surplus	30,098	30,098	30,098
				Earned surplus	135,964	127,493	128,695
				The balance of other accountable securities	6,748	2,001	1,350
				Adjustment account of exchange rate	61	-1,897	-1,824
				Treasury stock	-1,068	-2,267	-2,262
				Total shareholders' equity	197,751	181,376	182,005
Total assets	405,575	350,405	352,761	Total liabilities, minority investment and shareholders' equity	405,575	350,405	352,761

2. Consolidated Statement of Profit and Loss

(million yen)

	1st quarter of fiscal 2003 (A) (Apr. 1, 2002- Jun. 30, 2002)	1st quarter of fiscal 2004 (B) (Apr. 1, 2003- Jun. 30, 2003)	Fiscal 2003 (Apr. 1, 2002- Mar. 31, 2003)	B/A(%)
Net sales	76,890	79,210	325,100	103
Cost of sales	66,116	68,009	281,117	103
Sales, general and administrative expenses	11,878	11,344	45,942	96
Operating income (loss)	-1,104	-143	-1,959	—
Non-operating income	1,563	985	5,372	63
(Interest and dividend received)	(535)	(171)	(1,616)	
(Miscellaneous revenues)	(1,028)	(814)	(3,756)	
Non-operating expenses	2,429	726	7,090	30
(Interest expenses)	(583)	(350)	(1,733)	
(Miscellaneous losses)	(1,846)	(376)	(5,357)	
Ordinary income (loss)	-1,970	116	-3,677	—
Extraordinary income	1,011	1,062	13,852	105
(Gain on sales of negotiable securities)	(1,011)	(-)	(8,813)	
(Gain on sales of land)	(-)	(1,062)	(2,750)	
(Reversal of employees' severance obligations for prior service	(-)	(-)	(2,145)	
(Others)	(-)	(-)	(144)	
Extraordinary income	187	1,183	19,474	633
(Cost for restructuring)	(187)	(1,183)	(14,402)	
(Valuation loss of negotiable securities)	(-)	(-)	(3,389)	
(Loss on sales of negotiable securities)	(-)	(-)	(1,424)	
(Others)	(-)	(-)	(259)	
Income (loss) before income tax	-1,146	-5	-9,299	—
Corporation, inhabitant taxes	-417	138	-2,327	
Minority shareholders' income	35	82	118	
Net income (loss)	-764	-225	-7,090	—

3. Consolidated Statement of Cash Flows

(million yen)

	1st quarter of fiscal 2003 (Apr. 1, 2002-Jun. 30, 2002)	1st quarter of fiscal 2004 (Apr. 1, 2003-Jun. 30, 2003)	Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003)
[Cash flow from operating activities]			
Income (loss) before income tax	-1,146	-5	-9,299
Depreciation	6,146	5,062	22,035
Increase/decrease of allowance for doubtful debt (degrease:-)	-301	106	-1,008
Gain on sales of negotiable securities	-1,015	15	-8,747
Interest received and dividends received	-535	-171	-1,616
Interest expenses	583	350	1,733
Exchange profit/loss (profit:-)	84	78	247
Increase/decrease trade receivable (increase:-)	6,564	6,371	12,073
Increase/decrease inventories (increase:-)	-3,652	-2,121	7,748
Increase/decrease trade payable (increase:-)	-2,656	1,156	-1,966
Increase/decrease of amount in arrears (decrease:-)	-4,289	-3,917	-2,606
Others	1,454	-1,799	6,907
Sub total	1,237	5,125	25,501
Earning on interest and dividends	535	171	1,616
Interest paid	-743	-383	-1,777
Corporation tax and other tax paid	-776	-3	-1,421
Net cash provided by operating activities	253	4,910	23,919
[Cash flows from investing activities]			
Expenditures for acquisition of securities	-24	-702	-3,705
Proceeds from sales of securities	1,216	55	12,946
Expenditures for acquisition of tangible fixed assets	-3,993	-1,833	-15,717
Proceeds from sales of tangible fixed assets	268	1,700	5,513
Others	104	-491	-16
Net cash used in investing activities	-2,429	-1,271	-979
[Cash flows from financing activities]			
Increase/decrease in short-term borrowing (decrease:-)	4,684	-342	-21,085
Proceeds from long-term debt	—	—	8,300
Expenditures for repayment of long-term debt	-873	-571	-9,057
Proceeds from issue of corporate bond	—	—	5,000
Repayment of corporate bond	—	—	-7,783
Payment for purchase of treasury stock	-7	-1	-1,197
Dividends paid by parent company	-929	-920	-1,859
Dividends paid to minority shareholders	-69	-103	-229
Net cash provided by financing activities	2,806	-1,937	-27,910
Effect of exchange rate change on cash and cash equivalents	-95	-86	111
Net increase/decrease in cash and cash equivalent (decrease:-)	535	1,616	-4,859
Cash and cash equivalents at beginning of term	11,866	7,016	11,866
Net increase/decrease in cash and cash equivalents by newly consolidated subsidiaries	—	80	9
Cash and cash equivalents at the end of term	12,401	8,712	7,016

(Note)

Listed cash and deposit to consolidated balance sheet at end of term and relation of listed cash and cash equivalent to consolidated statement of cash flows

	(Jun. 30, 2002)	(Jun. 30, 2003)	(Mar. 31, 2003)
Cash and deposits	12,913	9,801	7,649
Fixed deposits (over 3 months)	-512	-1,089	-633
Total	12,401	8,712	7,016

4. Segment information

(1) Results by operating segment

1st quarter of fiscal 2003 (Apr. 1, 2002-Jun. 30, 2002) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, cosntrction and others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales							
(1) Sales to customers	27,990	22,181	12,394	14,325	76,890	-	76,890
(2) In-house sales or between operating seg.	-	-	642	4,231	4,873	(4,873)	-
Total	27,990	22,181	13,036	18,556	81,763	(4,873)	76,890
Operating expense	28,327	23,129	12,745	18,636	82,837	(4,843)	77,994
Operating income(loss)	−337	−948	291	−80	−1,074	(30)	−1,104

1st quarter of fiscal 2004 (Apr. 1, 2003-Jun. 30, 2003) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, cosntrction and others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales							
(1) Sales to customers	30,289	22,933	11,760	14,228	79,210	-	79,210
(2) In-house sales or between operating seg.	-	-	411	3,772	4,183	(4,183)	-
Total	30,289	22,933	12,171	18,000	83,393	(4,183)	79,210
Operating expense	30,369	23,499	11,649	18,031	83,548	(4,195)	79,353
Operating income(loss)	−80	−566	522	−31	−155	12	−143

Previous year (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, cosntrction and others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales							
(1) Sales to customers	124,561	97,383	46,189	56,967	325,100	-	325,100
(2) In-house sales or between operating div	-	-	2,303	17,506	19,809	(19,809)	-
Total	124,561	97,383	48,492	74,473	344,909	(19,809)	325,100
Operating expense	124,417	101,006	47,464	73,988	346,875	(19,816)	327,059
Operating income(loss)	144	−3,623	1,028	485	−1,966	7	−1,959

(Note) 1. As a rule, business operation is divided into ①Wires and cables, ②Information systems and electronic components, ③Copper products and ④Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating segments	Main products
Wires and cables	Wires and cables
Information systems and electronic components	Semiconductor packaging materials, compound semiconductors, optical components, systems related to information transmission
Copper products	Copper products
Electric equipment, construction and others	Accessories for wires and cables, construction, rubber products, others

2. Because all of the operating expenses are allocated to individual business segment, there are no unallocatable operating expenses in the "elimination or company−wide" item.

(2) Sales results by location

1st quarter of fiscal 2003 (Apr. 1, 2002-Jun. 30, 2002) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales (1) Sales to customers	65,782	11,108	76,890	—	76,890
(2) In-house sales or between operating seg.	5,739	2,678	8,417	(8,417)	-
Total	71,521	13,786	85,307	(8,417)	76,890
Operating expense	72,949	13,495	86,444	(8,450)	77,994
Operating income(loss)	−1,428	291	−1,137	33	−1,104

1st quarter of fiscal 2004 (Apr. 1, 2003-Jun. 30, 2003) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales (1) Sales to customers	66,299	12,911	79,210	—	79,210
(2) In-house sales or between operating seg.	5,304	663	5,967	(5,967)	-
Total	71,603	13,574	85,177	(5,967)	79,210
Operating expense	71,937	13,378	85,315	(5,962)	79,353
Operating income(loss)	−334	196	−138	(5)	−143

Previous year (Apr. 1, 2002-Mar. 31, 2003)) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I. Net sales (1) Sales to customers	275,005	50,095	325,100	—	325,100
(2) In-house sales or between operating seg.	19,455	5,812	25,267	(25,267)	-
Total	294,460	55,907	350,367	(25,267)	325,100
Operating expense	297,928	54,447	352,375	(25,316)	327,059
Operating income(loss)	−3,468	1,460	−2,008	49	−1,959

(Note) 1. It is omitted to mention business results by country or region in the term under review, because the every ratio of sales of country or region in total net sales are less than 10%.
2. Others・・・U.S.A.、Thailand、China, etc.
3. Because operating expenses are allocated to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

(3) Overseas

1st quarter of fiscal 2003 (Apr. 1, 2002-Jun. 30, 2002) (million yen)

	Asia	North America	Others	Total
I. Overseas	11,825 million yen	5,471 million yen	1,440 million yen	18,736 million yen
II. Consolidated sales				76,890 million yen
III. Ratio of overseas sales in consolidated sales	15.4%	7.1%	1.9%	24.4%

1st quarter of fiscal 2004 (Apr. 1, 2003-Jun. 30, 2003) (million yen)

	Asia	North America	Others	Total
I. Overseas	12,134 million yen	3,883 million yen	1,654 million yen	17,671 million yen
II. Consolidated sales				79,210 million yen
III. Ratio of overseas sales in consolidated sales	15.3%	4.9%	2.1%	22.3%

Previous year (Apr. 1, 2002-Mar. 31, 2003)) (million yen)

	Asia	North America	Others	Total
I. Overseas	49,615 million yen	18,332 million yen	8,275 million yen	76,222 million yen
II. Consolidated sales				325,100 million yen
III. Ratio of overseas sales in consolidated sales	15.3%	5.6%	2.5%	23.4%

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main countries
   (1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore
   (2) North America・・・U.S.A., Canada
   (3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

(Reference)

Transition of performance by each quarter

Fiscal 2004 (consolidated)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
	Apr. 2003-Jun. 2003	Jul. 2003-Sep. 2003	Oct. 2003-Dec. 2003	Jan. 2004-Mar. 2004	Apr. 2003-Mar. 2004
	million yen	million yen	million yen	million yen	million yen
Net sales	79,210	—	—	—	79,210
Gross income	11,201	—	—	—	11,201
Operating income (loss)	−143	—	—	—	−143
Ordinary income (loss)	116	—	—	—	116
Income (loss) before income tax	−5	—	—	—	−5
Net income (loss)	−225	—	—	—	−225
	yen	yen	yen	yen	yen
Net income (loss) per share	−0.61	—	—	—	−0.61
Diluted net income per share	—	—	—	—	—
	million yen	million yen	million yen	million yen	million yen
Total asset	350,405	—	—	—	350,405
Shareholders' equity	181,376	—	—	—	181,376
	yen	yen	yen	yen	yen
Shareholders' equity per share	493.17	—	—	—	493.17
	million yen	million yen	million yen	million yen	million yen
Net cash provided by operating activities	4,910	—	—	—	4,910
Net cash used in investing activities	−1,271	—	—	—	−1,271
Net cash provided by financing activities	−1,937	—	—	—	−1,937
Cash and cash equivalents at the end of term	8,712	—	—	—	8,712

Fiscal 2003 (consolidated)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
	Apr. 2002-Jun. 2002	Jul. 2002-Sep. 2002	Oct. 2002-Dec. 2002	Jan. 2003-Mar. 2003	Apr. 2002-Mar. 2003
	million yen	million yen	million yen	million yen	million yen
Net sales	76,890	80,763	79,878	87,569	325,100
Gross income	10,774	10,068	11,382	11,759	43,983
Operating income (loss)	−1,104	−1,281	−372	798	−1,959
Ordinary income (loss)	−1,970	−659	−1,134	86	−3,677
Income (loss) before income tax	−1,146	−1,082	−2,096	−4,975	−9,299
Net income (loss)	−764	−1,336	−1,700	−3,290	−7,090
	yen	yen	yen	yen	yen
Net income (loss) per share	−2.05	−3.59	−4.59	−8.94	−19.25
Diluted net income per share	—	—	—	—	—
	million yen	million yen	million yen	million yen	million yen
Total asset	405,575	368,988	372,373	352,761	352,761
Shareholders' equity	197,751	190,972	186,673	182,005	182,005
	yen	yen	yen	yen	yen
Shareholders' equity per share	531.64	513.45	507.49	494.72	494.72
	million yen	million yen	million yen	million yen	million yen
Net cash provided by operating activities	253	20,140	−11,079	14,605	23,919
Net cash used in investing activities	−2,429	4,773	−2,742	−581	−979
Net cash provided by financing activities	2,806	−26,311	10,704	−15,109	−27,910
Cash and cash equivalents at the end of term	12,401	11,291	8,013	7,016	7,016

August 27, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Results of Applications for Early Retirement and Outplacement Programs

Hitachi Cable, Ltd. has closed the enrollment period for the early retirement and outplacement programs on which the Company released information on July 8, 2003. Below are the application results and possible effects of the programs on the Company's business performance.

1. Enrollment results

(1) Enrollment period: From July 8, 2003 to August 11, 2003
(2) Number of applicants: 196
(3) Retirement dates: From August 20, 2003 to September 20, 2003
(4) Other: Some of the Company's consolidated subsidiaries in Japan offered early retirement programs to their employees in the same period and received 39 applications.

2. Possible effects on the Company's business performance

Additional early retirement expenses incurred as a result of implementing the early retirement and outplacement programs will be posted as extraordinary losses for the first half of fiscal year 2004, as specified below.
Also listed below are fixed cost reductions (differences from the figures of the fiscal year 2003) that the Company plans to implement by carrying out the programs.

	Extraordinary loss to be posted	Fixed cost reduction	
	First half of the fiscal 2004	Fiscal year 2004	Fiscal year 2005
Non-consolidated	1.2 billion yen	0.4 billion yen	0.9 billion yen
Consolidated	1.3 billion yen	0.5 billion yen	1.0 billion yen

On July 25, 2003, the Company released its forecast of business performance for the first half of the fiscal 2004 and the full fiscal year 2004. The extraordinary losses incurred as a result of implementation of the programs were factored into the forecast.

September 19, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Notification Concerning Purchase of the Company's Own Shares in the Market

Hitachi Cable, Ltd. has purchased own shares in the market, in accordance with the provisions of Article 210 of the Commercial Code. Details are provided below.

1. Period of purchase: From August 22, 2003, to September 19, 2003
2. Number of shares purchased: 3,958,000
3. Total value of shares purchased: 1,696,588,000 yen
4. Method of purchase: Buying at the Tokyo Stock Exchange

Notes:

1. Decisions made at the 66th Regular Shareholders Meeting held June 27, 2003

- Type of shares to be purchased: Common stock of Hitachi Cable, Ltd.
- Number of shares to be purchased: 5 million shares (maximum)
  (1.34% of 374 million shares outstanding)
- Total value of shares to be purchased: 2 billion yen (maximum)

2. Total number and value of own shares purchased after approval at the Regular Shareholders Meeting held June 27, 2003

- Number of shares purchased: 3,958,000
- Total value of shares purchased: 1,696,588,000 yen

(Summary)

Consolidated Financial Report for 1st half of fiscal 2004 ended March 31, 2004

October 27, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**

Stock Exchange where listed (Section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)

Representative: Norio Sato, President

Contact: Shinichiro Suzumura
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261

Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 27, 2003

Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)

Ratio of Shares that Hitachi, Ltd. holds: 53.9%

US GAAP: No.

1. Performance over 1st half of the year under review (Apr.1, 2003-Sep.30, 2003)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/03	164,512	(4.4%)	1,125	(—)	907	(—)
September/02	157,653	(-13.3%)	-2,385	(—)	-2,629	(—)
March/03	325,100		-1,959		-3,677	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (yen)	Dilute interim net income (loss) per share (yen)
September/02	-5,722	(—)	-15.57	—
September/01	-2,100	(—)	-5.65	—
March/02	-7,090		-19.25	—

(Notes)

① Investment income based on equity method

September/03	-27 million yen
September/02	-25 million yen
March/03	-121 million yen

② Average number of shares outstanding (Consolidated)

	Common	Preferred
September/03	367,475,837	—
September/02	371,980,946	—
March/03	371,286,584	—

③ We haven' t made change in accounting policy.
④ Figures are rounded down to the nearest 1 million yen.
⑤ Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Financial Standing

	Total asset (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
September/03	343,014	174,582	50.9	479.95
September/02	368,988	190,972	51.8	513.43
March/03	352,761	182,005	51.6	494.72

(Note)Number of shares outstanding at the end of period (consolidated)

	Common	Preferred
September/03	363,748,044	–
September/02	371,954,741	–
March/03	367,777,977	–

(3) Statement of cash flow

	Cash flow from operating activities (million yen)	Cash flow from investing activities (million yen)	Cash flow from Financing activities (million yen)	Shareholders' equity per share (yen)
September/03	10,322	-1,180	-9,431	6,766
September/02	20,393	2,344	-23,505	11,291
March/03	23,919	-979	-27,910	7,016

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 39
Number of non-consolidated subsidiaries, applied the equity method: –
Number of affiliated companies, applied the equity method: 9

(5) Change in scope of consolidation and application of the equity method
Consolidation New companies: 4
Companies removed: 2
Equity method New companies: 2
Companies removed: 1

2. Business results forecast for fiscal year 2004 (Apr.1, 2003-Mar.31, 2004)

	Net Sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)
March/04	325,000	4,000	-2,900

(Reference) Forecast net income (loss) per share (March/04) : -7.97 yen

* Safe harbor statement
The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

- -

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:00 am on October 28, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

- -

1. State of Consolidation (as of September 30, 2003)

(1) Contents of Business Lines

The Hitachi Cable Group is engaged in the manufacture and sale of wires and cables, semiconductor packaging materials, compound semiconductors, information-transmission system products, copper products, and rubber products. It is also engaged in the installation of power and telecommunication cables and other related operations.

The changes to major affiliates during this interim consolidated fiscal period are listed below. There are no significant changes in the business operations of the Hitachi Cable Group.

[Sales and service companies]

(New subsidiary) Fujinaga Electric Co., Ltd.

(Newly spun-off subsidiary) HMC Co., Ltd.

(Subsidiaries ceasing to exist after the merger) Kansai Hi-Elec, Ltd., Kansai Hi-Metal, Ltd.

Notes:

1. Fujinaga Electric Co., Ltd., an authorized distributor of Hitachi Cable, Ltd., became a consolidated subsidiary of Hitachi Cable during this interim consolidated fiscal period, when Hitachi Cable fully undertook Fujinaga Electric' s third-party allocation of new stocks.
2. HMC Co., Ltd. was established by Hitachi Cable' s affiliate and equity-accounted company, Matsumoto Dengyo Co., Ltd., when it was spun off on April 1, 2003. HMC took over the sales operation of wires and copper products from Matsumoto Dengyo. On July 1, 2003, HMC bought out Kansai Hi-Elec and Kansai Hi-Metal, consolidated subsidiaries of Hitachi Cable. HMC became an equity-accounted company of Hitachi Cable in this interim consolidated fiscal period. Thus, Matsumoto Dengyo is now excluded from Hitachi Cable' s equity-method accounting.

A business diagram of the Hitachi Cable Group including the above information is on page 4.

(2) Status of Affiliated Companies

Listed below are new affiliated companies of Hitachi Cable that joined the group in this interim consolidated fiscal period.

Name	Location	Capital	Principal lines of business	Percentage of voting rights held by the Company	Relationship
Fujinaga Electric Co., Ltd.	Chiyoda-ku, Tokyo	50 million yen	Sales of wires and cables	70.0%	Sells Hitachi Cable' s products, Directors: Two shared, one on loan, two transferred
HMC Co., Ltd.	Kita-ku, Osaka	256 million yen	Sales of wires and cables	50.0%	Sells Hitachi Cable' s products, Directors: Three shared, one on loan, two transferred

(All "voting rights held by the Company" are voting rights of direct ownership rather than indirect ownership.)

Notes for Business Map (P.4):

1. Three non-consolidated subsidiaries of Hitachi Cable, specifically CNMP Networks (Beijing), Inc., CNMP Networks, Inc., and Huanan Wire & Cable Services Co., Ltd., became consolidated subsidiaries in this interim consolidated fiscal period due to their increased importance.
2. Hitachi Shin Din Cable, Ltd., an affiliate of Hitachi Cable, became an equity-method affiliate in this interim consolidated fiscal period due to its increased importance.
3. Hitachi Cable Distribution, Ltd., a consolidated subsidiary of Hitachi Cable, was taken over by Hitachi Cable on October 1, 2003.

Business Map

Parent Company : Hitachi, Ltd.

Manufacturing Companies

Wires and Cables

—Consolidated Subsidiaries 14—

- Tonichi Kyosan Cable, Ltd. ◎
- Hitachi Wire Rod Co., Ltd.
- Hitachi Cable Fine Tech, Ltd.
- Hitachi Magnet wire, Ltd.
- Hitachi Cable (Johor) Sdn. Bhd.
- Shanghai Hitachi Cable Co., Ltd.
- Hitachi Cable (Singapore) Pte. Ltd.
- Thai Hitachi Enamel Wire Co., Ltd.
- Hitachi Cable Manchester Inc.
- Hitachi Bangkok Cable Co., Ltd.
- Hitachi Cable (Suzhou) Co., Ltd.
- Hitachi Cable Philippines, Inc.
- Hitachi Cable Fine Tech (Suzhou) Co., Ltd.
- ConEx Cable, Inc.

—Non-consolidated Subsidiaries 3—

- Tonichi Densen Kako Co., Ltd.
- Other 2 Companies

—Affiliates 5—

- *J-Power Systems Corp.
- *Advanced Cable Systems Corp.
- *Nippon Seisen Cable, Ltd.
- Other 2 companies

Information Systems and Electronic Components

—Consolidated Subsidiaries 6—

- Power & Com Tech, Ltd.
- Hitachi Cable Precision Co., Ltd.
- CNMP Holdings, Inc.
- Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.
- CNMP Networks (Beijing), Inc.
- CNMP Networks, Inc.

—Non-consolidated Subsidiaries 3—

- Kawanishi Kogyo Co., Ltd.
- Other 2 Companies

Copper Products

—Consolidated Subsidiaries 2—

- Hitachi Alloy, Ltd.
- Hitachi Copper Products, Ltd.

—Affiliates 3—

- *Shanghai Sunshine Copper Products Co., Ltd.
- Okuda Metal Co., Ltd.
- Other 1 Company

Electric Equipment, Construction and Others

—Consolidated Subsidiaries 7—

- Hitachi Cable Logi-Tech, Ltd.
- Tohoku Rubber Co., Ltd.
- Hitachi Cable MEC-Tech, Ltd.
- Hidec Systems Co., Ltd.
- Hitachi Cable Industrial Products, Ltd.
- Hitachi Cable Indiana, Inc.
- Huanan Wire & Cables Services Co., Ltd.

—Non-consolidated Subsidiaries 10—

- Hitachi Cable UK, Ltd.
- Other 9 Companies

—Affiliates 5—

- *Hitachi Shin Din Cable, Ltd.
- *Thai Wire and Cable Services Co., Ltd.
- *Oxford Wire and Cable Services, Inc.
- Other 2 Companies

Hitachi Cable, Ltd.

Sales and Services Companies

—Consolidated Subsidiaries 10—

- Hitachi Densen Shoji, Ltd.
- Hitachi Cable Distribution, Ltd.
- Fujinaga Electric Co., Ltd.
- Toritsu Syokai, Ltd.
- Hokkai Hitachi Densen Kihan, Ltd.
- Tatara Denki Kogyo Co., Ltd.
- Nisshin Sangyo, Ltd.
- Hitachi Cable America Inc.
- Hitachi Cable Asia Ltd.
- Hitachi Cable Europe Ltd.

—Non-consolidated Subsidiaries 4—

- Tonichi Shoji, Ltd.
- Tohoku Rubber Hanbai, Ltd.
- Other 2 Companies

—Affiliates 3—

- *Sumiden Hitachi Cable Ltd.
- *HMC Co., Ltd.
- Nanritsu Co., Ltd.

Customers

(Note)

⇨ Flow of Products and Services

* Company Applied the Equity Method

◎ Open Company on Over-the-counter Market

2. Management Policies

(1) Basic management policies of and medium-range and long-term challenges facing Hitachi Cable

The Hitachi Cable Group was forced to post losses for two years in a row, in fiscal 2002 and 2003, due to a dramatic downturn in the business environment, particularly in the information technology field. The Company has drawn up a medium-range management plan called the "Survival Project," which was launched in this consolidated fiscal year to increase shareholder value through a reexamined perception of business and management activities.

The basic policies of the Project are to make the Company more profit-oriented, build a highly competitive, cost-conscious business structure, and faithfully implement the business strategy (to be described later) in order to expand business by "contributing to global market needs with its 'Communication and Transmission Technology.' " Numerical goals are based on FIV (Note 1), an added-value indicator created by the Hitachi Group. The Hitachi Cable Group places the highest priority on this management indicator, and aims to achieve a positive FIV by fiscal year 2006.

Under such basic policies, the Hitachi Cable Group will integrate "Information and Telecommunications Networks" that are indispensable to the development of social and informational infrastructure, with "Sophisticated Materials" and "Wires and Cables" that serve as a foundation of the networks, in order to make these operational fields more competitive. The Company therefore will adapt to market changes flexibly and promptly with its efforts to focus its management resources on business areas with great potential for growth, and restructure business operations through increased overseas operations, alliances, and mergers and acquisitions. At the same time, the Company will withdraw from operations that are unlikely to achieve positive FIV figures. The decision will be made by March 2004, and withdrawal will be completed by March 2005.

Specifically, each operational area will make the following efforts:

Information and Telecommunications Networks Area

This area will seek to expand its operations through immediate correspondence to the ever-changing market environment with comprehensive use of wide-area Ethernet (Note 2), optical transmission, wireless transmission, and related construction and maintenance techniques. It aims to increase the market share of its information network solution products and services in the telecommunications carrier network segment by introducing "All Optical Networks," which can realize innovative next-generation networks, and also by expanding sales of the Company's own sophisticated Ethernet switches and other products.

Sophisticated Materials Area

This area will seek to establish highly efficient production systems for compound semiconductors, semiconductor packaging materials, copper strips, and automotive parts. It will also enhance each operation by introducing new products to the market in a timely fashion. As a GaAs epi-house, the Company aims in particular to achieve the largest market share in the world in the compound semiconductor segment, making full use of its strength as an integrated manufacturer of boards and epitaxial wafers. It will strengthen its production capacity for 4-element epitaxial wafers to meet increasing demand for epitaxial wafers for laser diodes for DVD use and LEDs. As for copper strips, the Company will focus its management resources on the growth areas of electronics and automobile products to make the operation a pillar of profitability. Specifically, the Company will strengthen the cost-competitiveness of dual-gauge copper strips, which currently hold the number one market share in the world. It will also improve the delivery system and develop dual-gauge copper strips with small-step for use with LEDs to increase market share and profits. The production capacity for rolled copper foil will also be strengthened.

Wires and Cables Area
This area is the Hitachi Cable Group's operational foundation. The Company plans to reorganize production bases at home and abroad in order to improve its production and marketing efficiency. The effort is expected to solidify the Company's position in the market and expand its revenue base. Particularly in the segment for electronic wires and wiring parts, the Company will strengthen its production and marketing bases in fast-growing China and enhance cooperation within the Group to establish global operations.

Management activities to support the above efforts are planned as specified below.

Sales: Marketing power and sales networks, including distribution networks, will be strengthened to keep up with market trends and improve marketing efficiency.
Research and development: The Company will review its organizational structure, promote the development of new products that are directly linked to the Company's business strategy, and speed the commercialization of new products. R&D efforts that can sustain the growth of the Company's business are also encouraged.
Manufacturing technology: The Company plans to establish highly efficient production systems, using JIT (Just in Time) and SCM (Supply Chain Management) methods, to rebuild mass-production systems and develop leading manufacturing technology. These efforts are antecedent to reduce lead time and production costs.
Personnel system: The Company aims to nurture highly motivated, goal-oriented employees and revise the evaluation and pay system in order to reduce payroll costs.
Financial affairs: The Company intends to reduce total assets and realize a flexible cost structure that makes the Company competitive in the global market.

Hitachi Cable will make every effort to achieve the above goals in order to live up to the expectations of customers at home and abroad.

Note 1: FIV (Future Inspiration Value) = After-tax Business Income - Invested Capital × Capital Cost Rate (5%)
Note 2: "Ethernet" is a registered trademark of Fuji Xerox Co., Ltd.

(2) Basic Policy on Dividends
Hitachi Cable's basic policy in dividing profits is to share profits steadily and continuously with shareholders, with due consideration given to business results, management enhancement plans, and future business strategies.

(3) Concepts and Policies on Lowering Investment Units
Although Hitachi Cable realizes that lowering investment units is an effective means of revitalizing the stock market, doing so would entail considerable expense. Since improving business results is currently the Company's highest management priority, the Company will keep the issue on the agenda for future discussion and continue to monitor stock market trends, business results, and stock prices, with the possibility of lowering investment units in mind.

(4) Basic Concepts and Implementation Status of Corporate Governance Measures
① Basic Concepts of Corporate Governance Measures
Hitachi Cable adopted the Committee System in June 2003 to establish a fair and easy-to-understand management system and deal more promptly and effectively with the business challenges the Hitachi Cable Group must overcome to successfully compete globally, in a business environment for the Company that remained severe. The Company aims to separate auditing functions from its operational activities by restructuring governance systems to improve the mobility and transparency of management and quickly reverse business performance, in order to allow the company to regain sustainable growth.

② Implementation Status of Corporate Governance Measures

Hitachi Cable adopted the Committee System during this interim consolidated fiscal period. The Board of Directors devotes itself to determining basic policies and overseeing operations; to streamline the management structure, it delegates most of its functions of making management decisions and administering operations to executive officers. In addition, the Board of Directors has established three committees that consist of a majority of outside directors as designated by law, specifically the Nominating Committee, the Audit Committee, and the Compensation Committee. The Audit Committee meets once per month, and the Nominating Committee and Compensation Committee meet when necessary. These committees thus share the supervising functions of the Board of Directors.

The Company has eight board directors, including three outside directors. Two of the outside directors are board directors of the parent company, and one is an attorney who is not a contracted adviser of the Company. The parent company and Hitachi Cable mutually sell and buy products and borrow funds, but these transactions are conventional ones. Hitachi Cable consults as needed with other attorneys in the law office of the aforementioned attorney, but not the aforementioned attorney himself. Therefore, no outside director has a direct personal interest in the Company.

At the same time, executive officers are internally controlled by the Executive Committee, which is made up entirely of executive officers. The purpose of this committee is multidimensional evaluation of important issues with which the executive officers are entrusted by the Board of Directors. It also offers opportunities to the executive officers to exchange information on the implementation status of their responsibilities.

Moreover, internal auditing of Hitachi Cable and the Hitachi Cable Group is conducted by the Internal Auditing Office. The Compliance Group educates, audits, and provides guidance to the Group companies on corporate activities that comply with the relevant laws and regulations, and on corporate ethics.

Hitachi Cable will continue to make every effort to improve the mobility and transparency of the Hitachi Cable Group's management by implementing the above measures.

(5) Basic Policy on Relationships with the Parent Company

The Hitachi Cable Group, as a member of the Hitachi Group, shares a management vision and brand names with other Hitachi Group companies, and intends to maintain and reinforce its partnership with Hitachi, Ltd.

3. Business Results and financial Status

(1) Business Results

Japan's economy during this interim consolidated fiscal period showed some recovery in exports and capital expenditures. However, the recovery was not sufficient to stop the deflationary trend and, with the slowdown in consumer spending, the economy remained in a severe situation.

The Hitachi Cable Group, in such a severe business environment, launched a mid-term management plan called the "Survival Project" and, based on the basic policy of the project, strategically selected and focused management resources on profitable operations and worked to enact drastic cost-cutting measures, while making every effort to increase orders.

Consequently, the Company posted sales of 164,512 million yen, up 4% from the previous interim consolidated fiscal period, with record-high sales of copper strips for semiconductors and continued brisk sales of information-network-related products in Japan. Ordinary income totaled

907 million yen as a result of the Company' s cost-reduction efforts, including cutting payroll costs (through the introduction of early retirement, outplacement programs, and lowering of wages), reducing depreciation costs (through the disposal of excess equipment), and reducing procurement costs. The net loss for this period was 5,722 million yen, as the Company posted an extraordinary loss of 10,214 million yen for restructuring expenses to increase future profits.

Below is a summary of the business results for each operational segment.

Wires and Cables

Sales in this segment were below the figure for the previous interim period, as demand from the construction industry remained stagnant and power companies continued to reduce their capital spending.

Among telecommunications cables, land-based fiber-optic cables performed better than in the previous interim period, as domestic demand for FTTH (Fiber To The Home) and related products was strong. However, submarine fiber-optic cables contributed little to the sales figure.

Demand for electronic wires remained weak, as the domestic market contracted and exports stagnated due to the sharp drop in prices in the Chinese market, where demand is increasing.

Magnet wires did not sell well, with domestic demand from the heavy electric machinery industry dropping as power companies reduced capital spending. Sales to Japanese manufacturers overseas also remained weak. Business results for this segment were lower than in the previous interim period.

The consolidation of Fujinaga Electric Co., Ltd., a wires and cables sales company, in this consolidated fiscal year brought about a net sales increase of 2,142 million yen from the previous interim consolidated fiscal period.

As a result, sales in this segment totaled 65,052 million yen, an increase of 8% from the previous interim period.

Information Systems and Electronic Components

Sales of leadframes remained at the level of the previous interim consolidated fiscal period, but sales of TAB tapes, particularly as exports, dropped sharply. Overall, sales in the semiconductor packaging field fell short of the total for the previous interim period. Compound semiconductors for DVD lasers sold well, but sales of compound semiconductors for cellular phones stagnated, keeping overall sales in the compound semiconductor field at the level of the previous interim period.

Sales of information transmission system products were slightly higher than in the previous interim period, although the construction of wide-area Ethernet networks by domestic telecommunications carriers seemed to slow. Supporting the increase in sales were full-scale demand for 10-gigabit Ethernet equipment, as well as increased demand for video conferencing systems. Sales of telecommunication-related construction and equipment such as antennas were up as well, with capital spending on third-generation mobile phone systems, which started to surge in the second half of last fiscal year, remaining strong. Fiber-optic transceivers did not sell as quickly as in the previous interim period, while there was no sign of recovery in capital investment by U.S. telecommunications carriers.

Consequently, sales in this segment totaled 49,539 million yen, up 10% from the previous interim consolidated fiscal period.

Copper Products

Sales of copper strips exceeded the level of the previous interim period, with the continued boom in sales of dual-gauge copper strips for transistor leadframes and the increased sales of rolled copper foil. Sales of copper products for electric applications remained at the level of the previous interim period, while brass products, particularly for the automobile industry, posted high sales figures. Meanwhile, sales of copper tubes did not reach the level of the

previous interim period, as customers continued to shift production overseas and the unusually cold weather this summer adversely affected demand for copper tubes.
Consequently, sales in this segment totaled 23,789 million yen, down 2% from the total for the previous interim consolidated fiscal period.

Electrical Equipment, Construction and Others

Sales of rubber products for automobiles, the Company's focus products, remained at the level of the previous interim period, while sales of computer and other information device parts remained weak. Overall, the rubber products field fell below the level of the previous interim period. Sales of power transmission line construction works decreased from the previous interim period due to reduced demand.
Consequently, sales in this segment totaled 34,544 million yen, down 9% from the previous interim consolidated fiscal period.

(2) Forecast of Business Results for the Full Fiscal Year

While employment remains weak, Japan's economy seems to be in a recovery phase, with corporate profits improving as exports and capital spending accelerate. However, it is too early to be optimistic. Uncertainty still looms over the corporate sector, as it is unclear how the development of long-term interest rates and strengthening of the yen will affect corporate profits.
In such a severe business environment, the Hitachi Cable Group is making every effort to post 4 billion yen in ordinary income this consolidated fiscal year, as targeted by the Survival Project. Specifically, the Hitachi Cable Group is working on the following:

Strategic Selection of Operation and Focused Management

The Hitachi Cable Group focuses its management resources on growth areas, while restructuring unprofitable businesses. During this interim period, the Group decided to withdraw from TCP (Note 4) operation and sell the IC tag division. Withdrawal from other unprofitable operations, in which invested capital is unlikely to be recovered, will be determined by the end of this consolidated fiscal year.

Cost Reduction and Downsizing

The Hitachi Cable Group will improve its business performance by restructuring its operations, disposing of excess production facilities, reducing inventory assets through Revolution of our business process, cutting payroll costs, reducing procurement costs, and streamlining business activities.

The market trends for the latter half of this consolidated fiscal year and the forecast of business results for the full fiscal year are described below.

Wires and Cables

This segment is likely to remain weak, with capital spending by power companies decreasing and most orders from the construction industry being smaller. Telecommunications cables are likely to reach last year's record, as demand for domestic fiber-optic cables remains stable. Sales of electric wires are likely to be slightly lower than last year due to intensified price-cutting competition, although the Company will strengthen its production and marketing efforts in fast-growing markets such as China and domestically focus on high-value-added products for digital electric appliances, medical equipment, and semiconductor manufacturing facilities. Sales of magnet wires are likely to fall below last year's record, although the Company continues its efforts to expand sales of electrical components for automobiles. The Company's overseas operations will focus on magnet wires for air conditioners, but this alone will not compensate for the shortfall in domestic sales of magnet wires for heavy electrical machinery and electrical appliances.

Sales this fiscal year in this segment are expected to total 128 billion yen, up 3% from the previous year, due to the consolidation of Fujinaga Electric Co., Ltd. this fiscal year.

Information Systems and Electronic Components

Sales of fiber-optic transceivers are likely to be below last year's figure due to price markdowns, although capital spending by some North American telecommunications carriers shows some signs of recovery. Demand for telecommunications-related construction works and devices such as antennas for third-generation mobile phone systems seems to be slowing, but sales are expected to be higher than in last fiscal year with the launch of infrastructure building for digitalized terrestrial broadcasting. Network-related products are likely to sell better than last year due to the increase in sales of switches and transmission devices for 10-gigabit Ethernet networks, which are coming into widespread use.

Competition between TAB tapes for memory devices and rigid boards is intensifying, and the market is likely to remain in a severe condition. The Company will withdraw from TCPs for LCDs, but will try to spur demand for COFs (Chip On Film), which may be used for high-precision applications at a new production base in Kofu, Yamanashi Prefecture, Japan. Production of leadframes will be streamlined by transferring all related operations to the Company's consolidated subsidiary, Hitachi Cable Precision Co., Ltd., starting October 1, 2003. Overall, sales in the semiconductor packaging materials field are likely to remain at last year's level.

Sales of compound semiconductors are expected to exceed last year's record with the launch of the newly-strengthened production facility in the second half of this fiscal year. The Company had been making efforts to expand in order to keep up with the increased demand for lasers for DVD devices.

Consequently, sales in this segment are expected to total 100 billion yen, up 3% from last fiscal year.

Copper products

Copper strips, particularly dual-gauge copper strips and rolled copper foil for FPCs (Flexible Printed Circuits), are expected to sell better than last year.

Domestic demand for copper tubes, however, is likely to weaken, with the unusually cool summer and customers' increasing production shift overseas. Meanwhile, the copper-tube market in China, which is expected to grow further, will be developed by an equity-method affiliate of the Company, Shanghai Sunshine Copper Products Co., Ltd.

Copper products for electric applications are expected to remain basically unchanged, although the capital spending of some private firms seems to be improving. Demand for brass products for automobile parts should remain stable.

Consequently, sales in this segment are likely to total 48 billion yen, down 1% from last fiscal year.

Electric equipment, construction, and others

Sales of rubber products are likely to remain at the level of last fiscal year, as an increase in demand for automobile hoses is expected but prices are falling sharply. Demand for construction works for power transmission lines seems to be remaining weak, as capital spending by power companies is decreasing.

Consequently, sales in this segment are likely to total 69 billion yen, down 7% from last fiscal year.

In addition to the above sales forecast for each segment, the Company has estimated business results for the full fiscal year: sales are expected to total 325 billion yen, ordinary income 4 billion yen, and net loss 2.9 billion yen. These figures are based on expectations that the results of the early retirement and outplacement programs launched in this interim period should be visible in the second half of this fiscal year. Reductions in depreciation costs following the disposal of excess equipment and withdrawal from TCP operations and other ongoing

cost-cutting and downsizing measures were also taken into account in determining the above figures.

Note 4:
TCP: Tape Carrier Package is a semiconductor packaging material that includes IC drivers for LCDs.

(3) Financial Status

① **Financial Status in This Interim Consolidated Fiscal Period**

Cash and cash equivalents totaled 6,766 million yen at the end of the period, 250 million yen less than at the end of last fiscal year. The cash-flow status and its determinant are explained below.

The cash flow from operating activities totaled 10,322 million yen, with net losses before income taxes totaling 8,778 million yen, depreciation totaling 9,829 million yen, and trade receivable decreasing by 6,217 million yen.

The cash flow used for investment activities totaled 1,180 million yen, with expenditure acquisition of tangible fixed assets totaling 6,203 million yen, proceeds from sale of investment securities totaling 2,639 million yen, and proceeds from sale of tangible fixed assets totaling 2,579 million yen.

The cash flow used for financing activities was 9,431 million yen, with decrease in short-term borrowing totaling 6,108 million yen, repayment of long-term debt totaling 595 million yen, and payment for purchases of treasury stock totaling 1,699 million yen.

② Outlook for the full fiscal year

To improve **the cash flow from operating activities**, efforts to reduce trade receivable and inventory will be continued.

The cash flow used in investment activities is likely to decrease, as expenditures for acquisition of tangible fixed assets and acquisition of securities are expected to be less than in last fiscal year.

The cash flow from financing activities will be determined so that the Company can implement flexible capital policies in response to changes in the business environment. At the Regular Shareholders' Meeting held on June 27, 2003, the purchase of own shares of up to 5 million common shares totaling 2 billion yen was approved. The Company bought back 3,958,000 shares totaling 1,699 million yen by the end of this interim fiscal period, and plans to buy more shares in a flexible manner, taking into account the Company' s business investment plans and other factors. The redemption of debenture (10 billion yen) and reduction of interest-bearing debts will be continued.

Consequently, the final balances of cash and cash equivalents at the end of this consolidated fiscal year are expected to decrease by 2 billion yen compared to last fiscal year.

③ Cash-flow indicator trends

	Sep. 2000	Sep. 2001	Sep. 2002	Sep. 2003	Mar. 2003
Shareholders' Equity Ratio (%)	48.8	48.0	51.8	50.9	51.6
MTM Shareholder Equity Ratio (%)	105.8	37.6	32.5	44.0	25.2
Years to Pay off Debt (years)	4.6	22.3	4.4	8.0	3.7
Interest Coverage Ratio	17.3	4.4	21.0	13.9	13.5

Notes:
Shareholder equity ratio = Shareholder equity / Total assets
MTM shareholder equity ratio =MTM Value of shares / Total assets
Years to pay off debt = Interest-bearing debt / Operating cash flow
Interest coverage ratio = Operating cash flow / Interest payment

Supplementary explanation:

1. Each indicator was calculated using consolidated financial figures.
2. MTM value of total shares is calculated by the following formula:
   end-of-term closing price of shares × end-of-term total number of shares outstanding.
3. The cash flow from operating activities specified on the consolidated cash-flow statement was used as the operating cash flow.
4. Interest-bearing debt refers to all debts on the consolidated balance sheet for which interest is paid. The amount of interest paid on the consolidated cash-flow statement was used as the interest payment.

4. Consolidated Interim Balance Sheet

(million yen)

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003		1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Assets]				[Liability]			
Current assets	152,081	148,565	147,353	Current liabilities	110,376	106,029	107,401
Cash and deposit in bank	11,764	7,592	7,649	Notes payable and accounts payable	29,889	36,530	32,528
Notes receivable and accounts receivable	80,223	77,202	80,930	Short-term debt	58,102	21,813	26,832
Inventory	42,472	41,665	40,392	Commercial paper	–	16,000	16,000
Deferred income taxes	5,824	8,424	3,859	Amortized company bonds	–	10,000	10,000
Other current assets	12,814	14,557	14,941	Others	22,385	21,686	22,041
Allowance for doubtful accounts	-1,016	-875	-418				
				Fixed liabilities	61,669	56,246	57,391
Fixed assets	216,907	194,449	205,408	Company bonds	20,000	15,000	15,000
Tangible fixed assets	153,225	132,108	143,120	Long-term debt	12,094	19,801	20,164
Buildings and structure	52,452	49,729	51,490	Accrued pension and severance cost for employees	26,980	19,304	19,571
Machinery and vehicles, etc.	75,358	63,010	68,972	Reserve for directors' retirement allowance	1,408	734	1,531
Land	11,433	11,235	11,313	Deferred income taxes	373	431	298
Construction in progress	13,982	8,134	11,345	Others	814	976	827
Intangible fixed assets	2,885	3,617	3,139	Total liabilities	172,045	162,275	164,792
Utility rights, etc.	2,885	3,617	3,139	[Minority investment]			
				Minority investment	5,971	6,157	5,964
Investment, etc.	60,797	58,724	59,149	[Shareholder' equity]			
Investment	54,404	47,459	46,287	Paid-in capital	25,948	25,948	25,948
Deferred income tax	9,908	14,335	16,109	Capital surplus	30,098	30,098	30,098
Allowance for doubtful debt	-3,515	-3,070	-3,247	Earned surplus	134,622	121,879	128,695
				The balance of other accountable securities	3,402	2,338	1,350
				Adjustment account of exchange rate	-2,020	-1,716	-1,824
				Treasury stock	-1,078	-3,965	-2,262
				Total shareholders' equity	190,972	174,582	182,005
Total assets	368,988	343,014	352,761	Total liabilities, minority investment and shareholders' equity	368,988	343,014	352,761

5. Consolidated Interim Statement of Profit and Loss

(million yen)

	1st half of fiscal 2003 (A) (Apr. 1, 2002- Sep. 30, 2002)	1st half of fiscal 2004 (B) (Apr. 1, 2003- Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002 Mar. 31, 2003)	B/A (%)
Net sales	157,653	164,512	325,100	104
Cost of sales	136,811	140,975	281,117	103
Sales, general and administrative expenses	23,227	22,412	45,942	96
Operating income (loss)	- 2,385	1,125	- 1,959	—
Non-operating revenue	3,099	1,848	5,372	60
(Interest and dividends received)	(859)	(246)	(1,616)	
(Miscellaneous revenues)	(2,240)	(1,602)	(3,756)	
Non-operating expenses	3,343	2,066	7,090	62
(Interest expenses)	(949)	(727)	(1,733)	
(Miscellaneous losses)	(2,369)	(1,312)	(5,236)	
(Investment losses by equity method)	(25)	(27)	(121)	
Ordinary income	- 2,629	907	- 3,677	—
Extraordinary income	6,198	2,017	13,852	33
(Gain on sales of land)	(-)	(1,619)	(2,750)	
(Gain on sales of negotiable securities)	(5,452)	(390)	(8,813)	
(Reversal of employees' severance obligations for prior service)	(-)	(-)	(2,145)	
(Others)	(746)	(8)	(144)	
Extraordinary income	5,797	11,702	19,474	202
(Cost for restructuring)	(1,557)	(10,214)	(14,402)	
(Valuation loss of negotiable securities)	(2,795)	(73)	(3,389)	
(Loss on sales of negotiable securities)	(1,424)	(-)	(1,424)	
(Others)	(21)	(1,415)	(259)	
Income (loss) before income tax	- 2,228	- 8,778	- 9,299	—
Corporation, inhabitant taxes	337	288	1,107	
Deferred	- 546	- 3,371	- 3,434	
Minority shareholders' income	81	27	118	
Interim net income (loss)	- 2,100	- 5,722	- 7,090	—

6. Statement of Consolidated Interim Surplus

(million yen)

	1st half of fiscal 2003 (Apr. 1, 2002-Sep. 30, 2002)	1st half of fiscal 2004 (Apr. 1, 2003-Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003)
[Capital surplus]			
Capital surplus brought forward	30,028	30,098	30,028
Increase of capital surplus	70	—	70
(Increase by merge)	(70)	—	(70)
Capital surplus carried forward	30,098	30,098	30,098
[Earned surplus]			
Earned surplus brought forward	137,893	128,695	137,893
Decrease of earned surplus	3,271	6,816	9,198
(Net loss of term under review)	(2,100)	(5,722)	(7,090)
(Cash dividends)	(929)	(920)	(1,859)
(Directors' bonuses)	(93)	(40)	(100)
(Decrease by the change of consolidated scope	(149)	(134)	(149)
Earned surplus carried forward	134,622	121,879	128,695

7. Consolidated Interim Statement of Cash Flows

(million yen)

	1st half of fiscal 2003 (Apr. 1, 2002- Sep. 30, 2002)	1st half of fiscal 2004 (Apr. 1, 2003- Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002 Mar. 31, 2003)
[Cash flows from operating activities]			
Income (loss) before income tax	-2,228	-8,778	-9,299
Depreciation	11,738	9,829	22,035
Increase/decrease of allowance for doubtful debt (decrease:-)	-142	245	-1,008
Gain on sales of negotiable securities	-5,461	-383	-8,747
Interest received and dividends received	-859	-246	-1,616
Interest expenses	949	727	1,733
Exchange profit/loss (profit:-)	148	248	247
Increase/decrease of trade receivable (increase:-)	12,780	6,217	12,073
Increase/decrease of inventories (increase:-)	5,668	-756	7,748
Increase/decrease of trade payable (decrease:-)	-4,605	788	-1,966
Increase/decrease of amount in arrears (decrease:-)	-3,009	139	-2,606
Others	6,177	3,060	6,907
Sub total	21,156	11,090	25,501
Earning on interest and dividends	859	246	1,616
Interest paid	-971	-744	-1,777
Corporation tax and other tax paid	-651	-270	-1,421
Net cash provided by operating activities	20,393	10,322	23,919
[Cash flows from investing activities]			
Expenditures for acquisition of securities	-1,170	-733	-3,705
Proceeds from sales of securities	9,454	2,639	12,946
Expenditures for acquisition of tangible fixed assets	-8,127	-6,203	-15,717
Proceeds from sales of tangible fixed assets	2,043	2,579	5,513
Proceeds from acquisition of subsidiary's securities according to changing in scope of consolidation	—	728	—
Others	144	-190	-16
Net cash used in investing activities	2,344	-1,180	-979
[Cash flows from financing activities]			
Increase/decrease in short-term borrowing (decrease:-)	-13,859	-6,108	-21,085
Proceeds form long-term debt	—	—	8,300
Expenditures for repayment of long-term debt	-849	-595	-9,057
Proceeds from issue of corporate bond	—	—	5,000
Payment of corporate bond	-7,783	—	-7,783
Payment for purchase of treasury stock	-17	-1,699	-1,197
Dividends paid by parent company	-929	-920	-1,859
Dividends paid to minority shareholders	-68	-109	-229
Net cash provided by financing activities	-23,505	-9,431	-27,910
Effect of exchange rate change on cash and cash equivalents	184	2	111
Net increase/decrease in cash and cash equivalent (decrease:-)	-584	-287	-4,859
Cash and cash equivalent at beginning of term	11,866	7,016	11,866
Net increase in cash and cash equivalents by newly consolidated subsidiaries	9	37	9
Cash and cash equivalents at the end of term	11,291	6,766	7,016

(Note) Listed cash and deposits to consolidated balance sheet at end of term and relation of listed cash and cash equivalents to consolidated statement of cash flows

	(Sep. 30, 2002)	(Sep. 30, 2003)	(Mar. 31, 2003)
Cash and deposits	11,764	7,592	7,649
Fixed deposits (over 3 months)	-473	-826	-633
Total	11,291	6,766	7,016

8. Notes

(1) Notes Required by Consolidated Financial Statements Regulations of Japan (Excluding Consolidated Financial Statements Regulations of Japan from Art.14 to 17-2)

①. Accumulated Depreciation of Tangible Fixed Assets

[Sep. 30, 2002]	286,826 million yen
[Sep. 30, 2003]	268,263 million yen
[Mar. 31, 2003]	286,001 million yen

②. Guarantees of Loans (including contingent guarantees)

[Sep. 30, 2002]	1,270 million yen
[Sep. 30, 2003]	1,631 million yen
[Mar. 31, 2003]	1,702 million yen

③. Letter of Awareness

[Sep. 30, 2003]	3,715 million yen
[Mar. 31, 2003]	5,541 million yen

④. Notes Receivable Endorsed

[Sep. 30, 2002]	5,320 million yen
[Sep. 30, 2003]	6,149 million yen
[Mar. 31, 2003]	5,242 million yen

⑤. Promissory Notes Transferred due to Securitization of Assets

[Sep. 30, 2002]	10,731 million yen
[Sep. 30, 2003]	11,246 million yen
[Mar. 31, 2003]	11,375 million yen

⑥. Trade Receivable Transferred due to Securitization of Assets

[Sep. 30, 2002]	— million yen
[Sep. 30, 2003]	8,880 million yen
[Mar. 31, 2003]	4,400 million yen

(2) Notes Required by Consolidated Financial Statement Regulation of Japan excluding (1)

①. Segment Information

A. Results by Operating Division

1st Half of Fiscal 2003 (Apr. 1, 2002-Sep. 30, 2002) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consolidated
I. Net Sales							
(1) Sales to Customers	60,134	45,209	22,990	29,320	157,653	-	157,653
(2) In-house Sales or Transfer between Operating Divisions	-	-	1,202	8,551	9,753	(9,753)	-
Total	60,134	45,209	24,192	37,871	167,406	(9,753)	157,653
Operating Expense	60,392	47,589	23,837	38,008	169,826	(9,788)	160,038
Operating Income (loss)	-258	-2,380	355	-137	-2,420	35	-2,385

1st Half of Fiscal 2004 (Apr. 1, 2003-Sep. 30, 2003) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consolidated
I. Net Sales							
(1) Sales to Customers	65,052	49,539	22,934	26,987	164,512	-	164,512
(2) In-house Sales or Transfer between Operating Divisions	-	-	855	7,557	8,412	(8,412)	-
Total	65,052	49,539	23,789	34,544	172,924	(8,412)	164,512
Operating Expense	64,185	50,456	22,863	34,308	171,812	(8,425)	163,387
Operating Income (loss)	867	-917	926	236	1,112	13	1,125

Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Wires and Cables	Information Systems and Electronic Components	Copper Products	Electric Equipment, Construction and Others	Total	Eliminated or Company-wide	Consolidated
I. Net Sales							
(1) Sales to Customers	124,561	97,383	46,189	56,967	325,100	—	325,100
(2) In-house Sales or Transfer between Operating Divisions	—	—	2,303	17,506	19,809	(19,806)	—
Total	124,561	97,383	48,492	74,473	344,909	(19,809)	325,100
Operating Expense	124,417	101,006	47,464	73,988	346,875	(19,816)	327,059
Operating Income (loss)	144	-3,623	1,028	485	-1,966	7	-1,959

(Note) 1. As a rule, business operation is divided into ①. Wires and cables, ②. Information systems and electronic components, ③. Copper products and ④. Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating Divisions	Main Products
Wires and Cables	Wires and Cables
Information Systems and Electronic Components	Semiconductor Packaging Materials, Compound Semiconductors, Optical Components, Systems Related to Information Transmission
Copper Products	Copper Products
Electric Equipment, Construction and Others	Accessories for Wires and Cables, Construction, Rubber Products, Others

2. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

B. Sales Results by Location

1st Half of Fiscal 2003 (Apr.1, 2002-Sep.30, 2002) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
I. Net Sales					
(1) Sales to Customers	133,177	24,476	157,653	-	157,653
(2) In-house Sales or Transfer between Operating Divisions	10,488	3,324	13,812	(13,812)	-
Total	143,665	27,800	171,465	(13,812)	157,653
Operating Expense	147,010	26,889	173,899	(13,861)	160,038
Operating Income (loss)	-3,345	911	-2,434	49	-2,385

1st half of fiscal 2004 (Apr.1, 2003-Sep.30, 2003) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
I. Net Sales					
(1) Sales to Customers	137,383	27,129	164,512	-	164,512
(2) In-house Sales or Transfer between Operating Divisions	11,118	1,742	12,860	(12,860)	-
Total	148,501	28,871	177,372	(12,860)	164,512
Operating Expense	147,852	28,387	176,239	(13,852)	163,387
Operating Income (loss)	649	484	1,133	(8)	1,125

Fiscal 2003 (Apr.1, 2002-Mar.31, 2003) (million yen)

	Japan	Others	Total	Eliminated or Company-wide	Consoli-dated
I. Net Sales					
(1) Sales to Customers	275,005	50,095	325,100	—	325,100
(2) In-house Sales or Transfer between Operating Divisions	19,455	5,812	25,267	(25,267)	—
Total	294,460	55,907	350,367	(25,267)	325,100
Operating Expense	297,928	54,447	352,375	(25,316)	327,059
Operating Income (loss)	-3,468	1,460	-2,008	49	-1,959

(Note)

1. It is omitted to mention business results by country or region in 1st half of fiscal 2003, 1st half of fiscal 2004, fiscal 2003, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A., Thailand, China, etc.

3. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

C. Overseas

1st Half of Fiscal 2003 (Apr. 1, 2002-Sep. 30, 2002) (million yen)

	Asia	North America	Others	Total
I. Overseas	23,607 million yen	10,123 million yen	4,830 million yen	38,560 million yen
II. Consolidated Sales				157,653 million yen
III. Ratio of Overseas Sales in Consolidated Sales	15.0 %	6.4 %	3.1 %	24.5 %

1st Half of Fiscal 2004 (Apr. 1, 2003-Sep. 30, 2003) (million yen)

	Asia	North America	Others	Total
I. Overseas	25,124 million yen	7,860 million yen	4,517 million yen	37,501 million yen
II. Consolidated Sales				164,512 million yen
III. Ratio of Overseas Sales in Consolidated Sales	15.3 %	4.8 %	2.7 %	22.8 %

Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003) (million yen)

	Asia	North America	Others	Total
I. Overseas	49,615 million yen	18,332 million yen	8,275 million yen	76,222 million yen
II. Consolidated Sales				325,100 million yen
III. Ratio of Overseas Sales in Consolidated Sales	15.3 %	5.6 %	2.5 %	23.4 %

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main Countries
   (1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore
   (2) North America・・・U.S.A., Canada
   (3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

②. Lease Transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	Sep. 30, 2002	Sep. 30, 2003	Mar. 31, 2003
A. Lease Rental Expense	454 million yen	427 million yen	872 million yen
B. Outstanding Future Lease Payments as of the End of the Period	1,922 million yen	1,605 million yen	1,733 million yen

[Operating lease transaction]

	Sep. 30, 2002	Sep. 30, 2003	Mar. 31, 2003
Outstanding Future Lease Payments	54 million yen	17 million yen	33 million yen

③. Securities

[1st Half of fiscal 2003 (Apr. 1, 2002-Sep. 30, 2002)]

A. Other Securities estimated on Market Price (fixed assets)

(million yen)

		Acquisition cost (A)	Balance sheet value (B)	B-A
(1) Stock		7,731	13,584	5,853
(2) Bond	Government Bond, Local Government Bond	-	-	-
	Company Bond	-	-	-
	Others	2,000	2,000	-
(3) Others		-	-	-
Total		9,731	15,584	5,853

B. Outlines and Balance Sheet Value of Securities that don' t estimate on Market Price

(million yen)

Other Securities	Unlisted Stock (excluding over-the-counter stock)	14,632
	Unlisted Company Bond	-

[1st Half of Fiscal 2004 (Apr. 1, 2003-Sep. 30, 2003)]

A. Other Securities estimated on Market Price (fixed assets)

(million yen)

		Acquisition Cost (A)	Balance Sheet Value (B)	B-A
(1) Stock		5,606	9,548	3,942
(2) Bond	Government Bond, Local Government Bond	-	-	-
	Company Bond	-	-	-
	Others	2,000	2,000	-
(3) Others		-	-	-
Total		7,606	11,548	3,942

B. Outlines and Balance Sheet Value of Securities that don' t estimate on Market Price

(million yen)

Other Securities	Unlisted Stock (excluding over-the-counter stock)	14,423
	Unlisted Company Bond	-

[Fiscal 2003 (Apr. 1, 2002-Mar. 31, 2003)]

A. Other Securities estimated on Market Price (fixed assets)

(million yen)

		Acquisition Cost (A)	Balance Sheet Value (B)	B-A
(1) Stock		5,550	7,774	2,224
(2) Bond	Government Bond, Local Government Bond	-	-	-
	Company Bond	-	-	-
	Others	2,000	2,000	-
(3) Others		-	-	-
Total		7,550	9,774	2,224

B. Outlines and Balance Sheet Value of Securities that don' t estimate on Market Price

(million yen)

Other Securities	Unlisted Stock (excluding over-the-counter stock)	14,464
	Unlisted Company Bond	-

④. Preset Price, Market Price and Valuation Profit/Loss of Derivative Contract

(million yen)

	Type of Transaction	1st Half of Fiscal 2003 (As of Sep. 30, 2002)			1st Half of Fiscal 2004 (As of Sep. 30, 2003)			Fiscal 2003 (As of Mar. 31, 2003)		
		Preset Price	Market Price	Valuation Profit/Loss	Preset Price	Market Price	Valuation Profit/Loss	Preset Price	Market Price	Valuation Profit/Loss
Currency	Forward Exchange Contract									
	Sell	2,187	2,206	-19	1,531	1,420	111	2,078	2,082	-4
	Buy	1,542	1,599	56	10	10	-0	-	-	-
Interest	Swap Transaction	17,900	-108	-108	17,900	-37	-37	17,900	-161	-161
Total		21,629	3,697	-71	19,441	1,393	74	19,978	1,921	-165

(Note) The derivative transaction applying hedge accounts is excluded.

⑤. Going-concern Assumption:
Not applicable

(Reference)

Transition of Performance by Each Quarter

Fiscal 2004 (consolidated)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	Apr. 2003-Jun. 2003	Jul. 2003-Sep. 2003	Oct. 2003-Dec. 2003	Jan. 2004-Mar. 2004	Apr. 2003-Sep. 2003
	million yen	million yen	million yen	million yen	million yen
Net Sales	79,210	85,302	—	—	164,512
Gross Income	11,201	12,336	—	—	23,537
Operating Income (loss)	−143	1,268	—	—	1,125
Ordinary Income (loss)	116	791	—	—	907
Income (loss) before Income Tax	−5	−8,773	—	—	−8,778
Net Income (loss)	−225	−5,497	—	—	−5,722
	yen	yen	yen	yen	yen
Net Income (loss) per Share	−0.61	−14.98	—	—	−15.57
Diluted Net Income per Share	—	—	—	—	—
	million yen	million yen	million yen	million yen	million yen
Total Asset	350,405	343,014	—	—	343,014
Shareholders' Equity	181,376	174,582	—	—	174,582
	yen	yen	yen	yen	yen
Shareholders' Equity per Share	493.17	479.95	—	—	479.95
	million yen	million yen	million yen	million yen	million yen
Net Cash Provided by Operating Activities	4,910	5,412	—	—	10,322
Net Cash used in Investing Activities	−1,271	91	—	—	−1,180
Net Cash Provided by Financing Activities	−1,937	−7,494	—	—	−9,431
Cash and Cash Equivalents at the end of Term	8,712	6,766	—	—	6,766

Fiscal 2003 (consolidated)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	Apr. 2002-Jun. 2002	Jul. 2002-Sep. 2002	Oct. 2002-Dec. 2002	Jan. 2003-Mar. 2003	Apr. 2002-Mar. 2003
	million yen	million yen	million yen	million yen	million yen
Net Sales	76,890	80,763	79,878	87,569	325,100
Gross Income	10,774	10,068	11,382	11,759	43,983
Operating Income (loss)	−1,104	−1,281	−372	798	−1,959
Ordinary Income (loss)	−1,970	−659	−1,134	86	−3,677
Income (loss) before Income Tax	−1,146	−1,082	−2,096	−4,975	−9,299
Net Income (loss)	−764	−1,336	−1,700	−3,290	−7,090
	yen	yen	yen	yen	yen
Net Income (loss) per Share	−2.05	−3.59	−4.59	−8.94	−19.25
Diluted Net Income per Share	—	—	—	—	—
	million yen	million yen	million yen	million yen	million yen
Total Asset	405,575	368,988	372,373	352,761	352,761
Shareholders' Equity	197,751	190,972	186,673	182,005	182,005
	yen	yen	yen	yen	yen
Shareholders' Equity per Share	531.64	513.45	507.49	494.72	494.72
	million yen	million yen	million yen	million yen	million yen
Net Cash Provided by Operating Activities	253	20,140	−11,079	14,605	23,919
Net Cash used in Investing Activities	−2,429	4,773	−2,742	−581	−979
Net Cash Provided by Financing Activities	2,806	−26,311	10,704	−15,109	−27,910
Cash and Cash Equivalents at the end of Term	12,401	11,291	8,013	7,016	7,016

(Summary)

Financial report for 1st half of fiscal 2004 ended March 31, 2004 (Non-consolidated)

October 27, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**

Stock Exchange where listed (Section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
Representative: Norio Sato, President
Contact: Shinichiro Suzumura
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 27,2003
Existence of Interim Dividend System: Yes
The day the company starts the payment of the dividends: December 2, 2003
Adoption of Stock Trading System: Yes. 1Unit=1,000 Shares

1. Performance over 1st half of the year under review (Apr.1, 2003 — Sep.30, 2003)

(1) Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)
September/03	113,259 (−6.0)	−165 (−)	351 (−)
September/02	120,426 (−16.4)	−3,355 (−)	−2,767 (−)
March/03	242,908	−4,871	−3,019

	Interim net income (loss) (million yen)	Interim net income (loss) per share (million yen)
September/03	−4,581 (−)	−12.47
September/02	−454 (−)	−1.22
March/03	−3,334	−8.98

(Notes)①. Average Number of shares outstanding

	Common	Preferred
Sep./03	367,555,095	−
Sep./02	371,980,946	−
Mar./03	371,302,402	−

②. Changing in accounting policy: None
③. Figures are rounded down to the nearest 1 million yen.
④. Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Dividends

	Interim dividend per share (yen)	Annual dividend per share (yen)
September/03	2.50	−
September/02	2.50	−
March/03	−	5.00

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Ratio of dividends to shareholders' equity (yen)
September/03	273,550	153,185	56.0	421.04
September/02	301,556	166,592	55.2	447.88
March/03	286,554	159,553	55.7	443.81

(Notes)

① Number of shares outstanding at the end of period

	Common	Preferred
September/03	363,827,302	—
September/02	371,954,741	—
March/03	367,793,795	—

② Number of treasury stocks

	Common	Preferred
September/03	10,190,872	—
September/02	2,063,433	—
March/03	6,224,379	—

2. Business results forecast for fiscal year 2003 (Apr.1, 2003-Mar.31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)	Annual dividend per share	
				Term-end Dividend (yen)	(yen)
March/04	230,000	2,000	-2,900	2.50	5.00

(Reference) Forecast net income (loss) per share (Whole year): -7.97yen

* Safe harbor statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:00 am on October 28, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

1. Non-consolidated interim balance sheet

(million yen)

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Assets]			
Current assets	115,922	108,287	110,456
Cash and deposits in bank	5,949	1,248	2,170
Notes receivable	3,725	2,735	2,773
Accounts receivable	59,861	54,679	58,418
Advance payments	1,135	310	179
Products	3,618	2,452	2,488
Materials	2,836	3,198	3,072
Work in process	16,141	17,016	17,034
Deferred income taxes	4,367	6,544	1,887
Others	19,037	20,381	22,602
Allowance for doubtful accounts	-750	-280	-170
Fixed assets	185,634	165,262	176,097
Tangible fixed assets	110,854	91,406	101,868
Buildings	35,583	33,924	34,990
Structures	2,725	2,439	2,576
Machinery	44,870	35,017	40,056
Vehicle and other transportation equipment	70	51	59
Tools, equipment and fixtures	5,450	4,178	4,969
Land	9,374	9,304	9,355
Construction in progress	12,780	6,489	9,861
Intangible fixed assets	2,158	2,802	2,350
Utility rights, etc.	2,158	2,802	2,350
Investments, etc.	72,621	71,053	71,878
Shares of subsidiaries	18,504	21,025	19,597
Investment securities	26,956	23,491	21,728
Long-term loans	8,123	5,350	7,328
Deferred income taxes	6,778	10,902	12,737
Others	15,398	12,984	13,346
Allowance for doubtful accounts	-3,140	-2,700	-2,860
Total assets	301,556	273,550	286,554

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Liabilities]			
Current liabilities	84,234	74,183	79,167
Accounts payable	27,292	26,870	26,734
Short-term debt	43,220	8,007	12,959
Commercial paper	-	16,000	16,000
Amortized bond	-	10,000	10,000
Amounts in arrears	3,032	4,146	4,481
Corporation taxes payable	54	59	74
Expenses payable	7,086	6,141	5,871
Advances received	1,480	1,102	834
Deposits received	1,580	1,424	1,613
Others	487	432	598
Fixed liabilities	50,729	46,182	47,833
Bond	20,000	15,000	15,000
Long-term debt	11,089	18,623	19,181
Reserve for retirement allowance	18,387	11,980	12,236
Reserve for directors' retirement allowance	1,032	435	1,122
Others	220	142	292
Total liabilities	134,964	120,365	127,000
[Shareholders' equity]			
Paid-in capital	25,948	25,948	25,948
Capital reserve	30,023	30,023	30,023
Capital surplus	30,023	30,023	30,023
Profit reserve	108,361	99,050	104,551
Profit surplus	6,504	6,504	6,504
Special depreciation reserve	132	95	132
Reserve for deferred income taxes on special accounts	413	507	413
Special reserve	92,630	92,630	92,630
Retained earnings at the end of the term	8,680	-687	4,871
(Interim net income)	(- 454)	(- 4,581)	(- 3,334)
The accumulated changes in fair value carried in the section of equity	3,338	2,121	1,289
Treasury stock	-1,078	-3,958	-2,259
Total shareholders' equity	166,592	153,185	159,553
Total liabilities and shareholders' equity	301,556	273,550	286,554

2. Non-consolidated interim profit and loss sheet

(million yen)

	1st half of fiscal 2003 (A) (Apr. 1, 2002- Sep. 30, 2002)	1st half of fiscal 2004 (B) (Apr. 1, 2003- Sep. 30, 2003)	End of fiscal 2003 (Apr. 1, 2002- Mar. 31, 2003)	B／A (%)
[Ordinary income and loss]				
Recurring income and loss				
Net sales	120,426	113,259	242,908	94
Cost of sales	109,649	100,247	220,244	91
Sales, general and administrative expense	14,132	13,177	27,536	93
Operating income (loss)	-3,355	-165	-4,871	—
Non-operating income and loss				
Non-operating revenues	3,062	1,783	6,367	58
(Interest and dividends received)	(1,769)	(936)	(4,138)	
(Miscellaneous revenues)	(1,293)	(846)	(2,229)	
Non-operating expenses	2,474	1,265	4,515	51
(Interest paid)	(595)	(448)	(1,097)	
(Miscellaneous losses)	(1,879)	(817)	(3,418)	
Ordinary income (loss)	-2,767	351	-3,019	—
[Extraordinary income and loss]				
Extraordinary income	5,648	1,105	12,628	20
(Profit on sales of negotiable securities)	(5,499)	(390)	(8,857)	
(Profit on sales of land)	(148)	(714)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(—)	(1,807)	
(Others)	(—)	(—)	(144)	
Extraordinary loss	4,059	9,405	15,324	232
(Cost for restructuring)	(956)	(8,903)	(11,784)	
(Valuation loss of negotiable securities)	(2,782)	(73)	(3,147)	
(Others)	(320)	(429)	(391)	
Income (loss) before income tax	-1,178	-7,948	-5,715	—
Corporation, inhabitant taxes	20	20	298	100
Deferred	-743	-3,386	-2,679	—
Interim net income (loss)	-454	-4,581	-3,334	—
Retaining earnings brought forward	8,870	3,894	8,870	44
Retained earnings by merger	265	-	265	—
Interim dividends	-	-	929	—
Retained earnings at the end of 1st half of year (the end of year)	8,680	-687	4,871	—

3. Notes

(1) Notes required by Interim Non-consolidated Financial Statement Regulations of Japan (Excluding Interim Non-consolidated Financial Statements Regulation of Japan Art. 14 and 17-2)

①. Accumulated depreciation of tangible fixed assets

〔Sep. 30, 2002〕	210,428 million yen
〔Sep. 30, 2003〕	191,962 million yen
〔Mar. 31, 2003〕	209,537 million yen

②. Guarantees of loans (including contingent guarantees)

〔Sep. 30, 2002〕	5,422 million yen
〔Sep. 30, 2003〕	5,866 million yen
〔Mar. 31, 2003〕	5,800 million yen

③. Letter of awareness

〔Sep. 30, 2003〕	11,121 million yen
〔Mar. 31, 2003〕	12,683 million yen

④. Promissory notes transferred due to securitization of assets

〔Sep. 30, 2002〕	7,703 million yen
〔Sep. 30, 2003〕	8,080 million yen
〔Mar. 31, 2003〕	8,712 million yen

⑤. Trade receivable transferred due to securitization of assets

〔Sep. 30, 2002〕	—
〔Sep. 30, 2003〕	3,980 million yen
〔Mar. 31, 2003〕	2,100 million yen

(2) Notes required by Interim Non-consolidated Financial Statements Regulations of Japan excluding (1)

①. Lease transaction

[Financial lease transactions other than those in which the lease assets are regarded as being transferred to the lessee]

	〔Sec. 30, 2002〕	〔Sep. 30, 2003〕	〔Mar. 31, 2003〕
A. Lease rental expense	234 million yen	140 million yen	408 million yen
B. Outstanding future lease payments as end of the period	908 million yen	373 million yen	489 million yen

[Operating lease]

	〔Sec. 30, 2002〕	〔Sep. 30, 2003〕	〔Mar. 31, 2003〕
Outstanding future lease payment	50 million yen	17 million yen	31 million yen

②. Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Sep. 30, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,959 million yen	882 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,959 million yen	882 million yen

[Sep. 30, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,886 million yen	809 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,886 million yen	809 million yen

[Mar. 31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen

(Summary)

Financial report for 1st half of fiscal 2004 ended March 31, 2004 (Non-consolidated)

October 27, 2003

Name of Listed Company: **Hitachi Cable, Ltd.**
Stock Exchange where listed (Section): Tokyo Stock Exchange, Inc. (First Section)
Osaka Securities Exchange Co., Ltd. (First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
Representative: Norio Sato, President
Contact: Shinichiro Suzumura
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 27,2003
Existence of Interim Dividend System: Yes
The day the company starts the payment of the dividends: December 2, 2003
Adoption of Stock Trading System: Yes. 1Unit=1,000 Shares

1. Performance over 1st half of the year under review (Apr.1, 2003 – Sep.30, 2003)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/03	113,259	(−6.0)	−165	(−)	351	(−)
September/02	120,426	(−16.4)	−3,355	(−)	−2,767	(−)
March/03	242,908		−4,871		−3,019	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (million yen)
September/03	−4,581	(−)	−12.47
September/02	−454	(−)	−1.22
March/03	−3,334		−8.98

(Notes)①. Average Number of shares outstanding

	Common	Preferred
Sep./03	367,555,095	−
Sep./02	371,980,946	−
Mar./03	371,302,402	−

②. Changing in accounting policy: None
③. Figures are rounded down to the nearest 1 million yen.
④. Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Dividends

	Interim dividend per share (yen)	Annual dividend per share (yen)
September/03	2.50	−
September/02	2.50	−
March/03	−	5.00

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Ratio of dividends to shareholders' equity (yen)
September/03	273,550	153,185	56.0	421.04
September/02	301,556	166,592	55.2	447.88
March/03	286,554	159,553	55.7	443.81

(Notes)

① Number of shares outstanding at the end of period

	Common	Preferred
September/03	363,827,302	—
September/02	371,954,741	—
March/03	367,793,795	—

② Number of treasury stocks

	Common	Preferred
September/03	10,190,872	—
September/02	2,063,433	—
March/03	6,224,379	—

2. Business results forecast for fiscal year 2003 (Apr.1, 2003-Mar.31, 2004)

	Net sales (million yen)	Ordinary income (million yen)	Net income (loss) (million yen)	Annual dividend per share	
				Term-end Dividend (yen)	(yen)
March/04	230,000	2,000	-2,900	2.50	5.00

(Reference) Forecast net income (loss) per share (Whole year): -7.97yen

* Safe harbor statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

- -

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:00 am on October 28, 2003), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

- -

1. Non-consolidated interim balance sheet

(million yen)

	1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003		1st half of fiscal 2003 Sep.30, 2002	1st half of fiscal 2004 Sep.30, 2003	End of fiscal 2003 Mar.31, 2003
[Assets]				[Liabilities]			
Current assets	115,922	108,287	110,456	Current liabilities	84,234	74,183	79,167
Cash and deposits in bank	5,949	1,248	2,170	Accounts payable	27,292	26,870	26,734
Notes receivable	3,725	2,735	2,773	Short-term debt	43,220	8,007	12,959
Accounts receivable	59,861	54,679	58,418	Commercial paper	-	16,000	16,000
Advance payments	1,135	310	179	Amortized bond	-	10,000	10,000
Products	3,618	2,452	2,488	Amounts in arrears	3,032	4,146	4,481
Materials	2,836	3,198	3,072	Corporation taxes payable	54	59	74
Work in process	16,141	17,016	17,034	Expenses payable	7,086	6,141	5,871
Deferred income taxes	4,367	6,544	1,887	Advances received	1,480	1,102	834
Others	19,037	20,381	22,602	Deposits received	1,580	1,424	1,613
Allowance for doubtful accounts	-750	-280	-170	Others	487	432	598
Fixed assets	185,634	165,262	176,097	Fixed liabilities	50,729	46,182	47,833
Tangible fixed assets	110,854	91,406	101,868	Bond	20,000	15,000	15,000
Buildings	35,583	33,924	34,990	Long-term debt	11,089	18,623	19,181
Structures	2,725	2,439	2,576	Reserve for retirement allowance	18,387	11,980	12,236
Machinery	44,870	35,017	40,056	Reserve for directors' retirement allowance	1,032	435	1,122
Vehicle and other transportation equipment	70	51	59	Others	220	142	292
Tools, equipment and fixtures	5,450	4,178	4,969	Total liabilities	134,964	120,365	127,000
Land	9,374	9,304	9,355				
Construction in progress	12,780	6,489	9,861	[Shareholders' equity]			
				Paid-in capital	25,948	25,948	25,948
				Capital reserve	30,023	30,023	30,023
Intangible fixed assets	2,158	2,802	2,350	Capital surplus	30,023	30,023	30,023
Utility rights, etc.	2,158	2,802	2,350				
				Profit reserve	108,361	99,050	104,551
				Profit surplus	6,504	6,504	6,504
Investments, etc.	72,621	71,053	71,878	Special depreciation reserve	132	95	132
Shares of subsidiaries	18,504	21,025	19,597	Reserve for deferred income taxes on special accounts	413	507	413
Investment securities	26,956	23,491	21,728	Special reserve	92,630	92,630	92,630
Long-term loans	8,123	5,350	7,328	Retained earnings at the end of the term	8,680	-687	4,871
Deferred income taxes	6,778	10,902	12,737	(Interim net income)	(- 454)	(- 4,581)	(- 3,334)
Others	15,398	12,984	13,346	The accumulated changes in fair value carried in the section of equity	3,338	2,121	1,289
Allowance for doubtful accounts	-3,140	-2,700	-2,860	Treasury stock	-1,078	-3,958	-2,259
				Total shareholders' equity	166,592	153,185	159,553
Total assets	301,556	273,550	286,554	Total liabilities and shareholders' equity	301,556	273,550	286,554

2. Non-consolidated interim profit and loss sheet

(million yen)

	1st half of fiscal 2003 (A) (Apr.1, 2002- Sep.30, 2002)	1st half of fiscal 2004 (B) (Apr.1, 2003- Sep.30, 2003)	End of fiscal 2003 (Apr.1, 2002- Mar.31, 2003)	B／A (%)
[Ordinary income and loss]				
Recurring income and loss				
Net sales	120,426	113,259	242,908	94
Cost of sales	109,649	100,247	220,244	91
Sales, general and administrative expense	14,132	13,177	27,536	93
Operating income (loss)	-3,355	-165	-4,871	—
Non-operating income and loss				
Non-operating revenues	3,062	1,783	6,367	58
(Interest and dividends received)	(1,769)	(936)	(4,138)	
(Miscellaneous revenues)	(1,293)	(846)	(2,229)	
Non-operating expenses	2,474	1,265	4,515	51
(Interest paid)	(595)	(448)	(1,097)	
(Miscellaneous losses)	(1,879)	(817)	(3,418)	
Ordinary income (loss)	-2,767	351	-3,019	—
[Extraordinary income and loss]				
Extraordinary income	5,648	1,105	12,628	20
(Profit on sales of negotiable securities)	(5,499)	(390)	(8,857)	
(Profit on sales of land)	(148)	(714)	(1,818)	
(Reversal of employee severance obligations for prior service)	(—)	(—)	(1,807)	
(Others)	(—)	(—)	(144)	
Extraordinary loss	4,059	9,405	15,324	232
(Cost for restructuring)	(956)	(8,903)	(11,784)	
(Valuation loss of negotiable securities)	(2,782)	(73)	(3,147)	
(Others)	(320)	(429)	(391)	
Income (loss) before income tax	-1,178	-7,948	-5,715	—
Corporation, inhabitant taxes	20	20	298	100
Deferred	-743	-3,386	-2,679	—
Interim net income (loss)	-454	-4,581	-3,334	—
Retaining earnings brought forward	8,870	3,894	8,870	44
Retained earnings by merger	265	-	265	—
Interim dividends	-	-	929	—
Retained earnings at the end of 1st half of year (the end of year)	8,680	-687	4,871	—

3. Notes

(1) Notes required by Interim Non-consolidated Financial Statement Regulations of Japan (Excluding Interim Non-consolidated Financial Statements Regulation of Japan Art. 14 and 17-2)

①. Accumulated depreciation of tangible fixed assets

[Sep. 30, 2002]	210,428 million yen
[Sep. 30, 2003]	191,962 million yen
[Mar. 31, 2003]	209,537 million yen

②. Guarantees of loans (including contingent guarantees)

[Sep. 30, 2002]	5,422 million yen
[Sep. 30, 2003]	5,866 million yen
[Mar. 31, 2003]	5,800 million yen

③. Letter of awareness

[Sep. 30, 2003]	11,121 million yen
[Mar. 31, 2003]	12,683 million yen

④. Promissory notes transferred due to securitization of assets

[Sep. 30, 2002]	7,703 million yen
[Sep. 30, 2003]	8,080 million yen
[Mar. 31, 2003]	8,712 million yen

⑤. Trade receivable transferred due to securitization of assets

[Sep. 30, 2002]	—
[Sep. 30, 2003]	3,980 million yen
[Mar. 31, 2003]	2,100 million yen

(2) Notes required by Interim Non-consolidated Financial Statements Regulations of Japan excluding (1)

①. Lease transaction

[Financial lease transactions other than those in which the lease assets are regarded as being transferred to the lessee]

	[Sec. 30, 2002]	[Sep. 30, 2003]	[Mar. 31, 2003]
A. Lease rental expense	234 million yen	140 million yen	408 million yen
B. Outstanding future lease payments as end of the period	908 million yen	373 million yen	489 million yen

[Operating lease]

	[Sec. 30, 2002]	[Sep. 30, 2003]	[Mar. 31, 2003]
Outstanding future lease payment	50 million yen	17 million yen	31 million yen

②. Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Sep. 30, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,959 million yen	882 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,959 million yen	882 million yen

[Sep. 30, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,886 million yen	809 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,886 million yen	809 million yen

[Mar. 31, 2003]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,763 million yen	685 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,763 million yen	685 million yen

December 4, 2003

Company Name: Hitachi Cable, Ltd.
President: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Notification Concerning Purchase of Own Shares on the Market

Hitachi Cable, Ltd. has purchased its own shares currently on the market in accordance with the provisions of Article 210 of the Commercial Code. Details are provided below.
With this purchase, the company completes the stock repurchases determined at the 66th Regular Shareholders' Meeting held June 27, 2003, since the balance of the total amount for stock purchases determined at that meeting had dropped below the current value of a single unit (one unit comprising 1,000 shares). The company's stock closed on December 4, 2003, at 393 yen on the Tokyo Stock Exchange.

1. Period of Purchase: November 20, 2003, — December 4, 2003
2. Number of Shares Purchased: 774,000
3. Total Value of Shares Purchased: 303,039,000 yen
4. Method of Purchase: Purchase on the Tokyo Stock Exchange

(Notes)

1. Decision Made at the 66th Regular Shareholders' Meeting held June 27, 2003

-Type of Shares to Be Purchased: Common stock in Hitachi Cable, Ltd.
-Number of Shares to Be Purchased: Maximum of 5 million shares
(1.34% of 374 million shares outstanding)
-Total Value of Shares to Be Purchased: Maximum of 2 billion yen

2. Total Number and Value of Hitachi Cable Shares Purchased after Approval at the Regular Shareholders' Meeting Held June 27, 2003.

-Number of Shares Purchased: 4,732,000
-Total Value of Shares Purchased: 1,999,627,000 yen

March 20, 2003

Company name: Hitachi Cable, Ltd.

Representative: Seiji Hara, President

Listings: First Section, Tokyo Stock Exchange, Inc.

First Section, Osaka Securities Exchange Co., Ltd.

Code number: 5812

Contact: Shinichiro Suzumura,

General Manager, Administration Dept.,

Human Resources & Administration Group

Telephone: +81-3-5252-3261

Profile of a new company recently separated from Matsumoto Dengyo Co., Ltd.

On 1 April 2003, a sector of Matsumoto Dengyo Co., Ltd. (Head office: Kita-ku, Osaka: Yusuke Matsumoto, President and Representative Director, hereinafter Matsumoto Dengyo), an affiliated, equity-accounted company, separated from Matsumoto Dengyo Co., Ltd. and established itself as a new entity. A profile of the new company is as follows.

The details of the separation from Matsumoto Dengyo were announced in a news release issued on 24 December 2002 entitled "Hitachi Cable to Merge Its Sales Companies in the Kansai Region."

Profile of the new company (As of April 1, 2003)

1. Company name: HMC, Ltd.
2. Representative: Yusuke Matsumoto
3. Amount of capital: 128 million yen
4. Location of head office: 5-5-2, Nishi-Tenma, Kita-ku, Osaka
5. Business description: Sales of wires and cables as well as copper products
6. Number of employees: Approximately 60
7. Number of shares issued: 2,560
8. Shareholders' equity: 128 million yen
9. Total assets: 3,095 million yen
10. Major shareholders and percentages held: Matsumoto Dengyo Co., Ltd. 100%

March 27, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Seiji Hara
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Results of Hitachi Cable's Offer to Staff Members for Early Retirement and Outplacement Assistance

The Company's early retirement and outplacement assistance program, announced on October 29, 2002 has concluded. The results of this program and its implications for Company performance are as follows.

1. The results of this program (Number listed in parentheses are forecast number of applicants as of October 29, 2003.)
   (1) The results of this program in Hitachi Cable.
      A. Term of the application
      March 21, 2002 — March 20, 2003
      B. Persons eligible
      Persons eligible were those staff members wishing to retire or seek career opportunities elsewhere of their own volition, whose departure was approved by the Company. Initially, only those personnel over 45 years of age and less than 60 as of the date of their retirement were eligible, but beginning September 20, 2002, the scope of the program was expanded to include personnel of all ages who had 10 years or more of service to the Company as of the date of their resignation.
      C. Number of personnel applying
      672 (500)
      D. Dates of retirement
      April 20, 2002 — March 20, 2003

   (2) Along with the employees of the company, personnel of nine consolidated subsidiaries were also given the opportunity to apply for early retirement, and 397 (200) made applications.

As a result, the total number of persons retiring under this program for the Hitachi Cable Group as a whole was 1,069 (700).

2. Revised Forecast for Performance

Additional early retirement expenses which arise due to this program will be listed in extraordinary loss for fiscal 2003. Fixed cost will be reduced as follows in consequence of this program.

(billion yen)

	Extraordinary loss		Reduced fixed cost			
	Fiscal 2003		Fiscal 2003		Fiscal 2004	
	Forecast as of October 29, 2002	Forecast as of March 27, 2003	Forecast as of October 29, 2002	Forecast as of March 27, 2003	Forecast as of October 29, 2002	Forecast as of March 27, 2003
Consolidated	5.3	8.2	2.7	2.9	6.0	8.5
Non-consolidated	4.0	6.0	2.0	2.1	4.5	6.2

Today, Hitachi Cable, Ltd. announces a revision of its outlook for fiscal 2003 (running from April 1, 2002, to March 31, 2003) which contains information on this extraordinary loss.

April 1, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Norio Satoh
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Proposal for Reduction of Wage Level Made to Labor Union

In response to the growing severity of the business environment faced by Hitachi Cable, cost reduction measures including human resource restructuring and reduction of materials procurement costs have been implemented. However, goals regarding the recovery of business results have not been met and the severe operating environment is expected to continue into fiscal 2004. As a result, the Company has made the following proposal and is currently consulting with the labor union regarding a reduction of the wage level as an emergency measure to achieve a recovery of business results.

Specific details regarding the reduction of the wage level will be announced upon the finalization of an agreement with the labor union.

1. Main content of the proposal
   (1) Degree of reduction
   The monthly wage level for union employees would be reduced by 7% following the implementation of periodic pay raise for skill improvement for the current fiscal year.
   (2) Term of implementation
   Applied from the June 2003 pay period to the March 2004 pay period.
2. Effect on business results
   To be announced upon finalization of an agreement with the labor union.

April 4, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Norio Satoh
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Additional Information Regarding Merger of Hitachi Cable's Marketing Subsidiaries in Kansai Region

Regarding the merger of HMC Co., Ltd., (Headquarters: Kita-ku, Osaka, Hironori Matsumoto, President and Representative Director, Hereinafter: HMC), a company recently spun off from Matsumoto Dengyo Co., Ltd., (Headquarters: Kita-ku, Osaka, Hironori Matsumoto, President and Representative Director, Hereinafter: Matsumoto Dengyo), an affiliated company accounted for by the equity method, Kansai Hielec, Ltd., (Headquarters: Chuo-ku, Osaka, Masakatsu Nakagawa, President and Representative Director: Hereinafter: Kansai Hielec) and Kansai Hi-Metal, Ltd., (Headquarters: Higashi Osaka, Koji Mabuchi, President and Representative Director: Hereinafter: Kansai Hi-Metal), both of which are consolidated subsidiaries of Hitachi Cable, in a meeting of the boards of directors of HMC, Kansai Hielec, and Kansai Hi-Metal held today, it was decided that the determination of the merger date and merger ratio would be among the items of business on the agenda of the extraordinary meeting of shareholders of each of these companies, to be held on April 21.

Hitachi Cable announces the following additional information which were not included in previous releases related to this topic, ("Hitachi Cable to Merge its Sales Companies in the Kansai Region," released December 24, 2002 and "Outline of the New Company Matsumoto Dengyo Spin off" released March 20, 2003).

1. Information Related to Merger
   Merger Date: June 1, 2003
   Type of Merger: Acquisition merger wherein HMC will be the surviving company and Kansai Hielec and Kansai Hi-Metal will be defunct companies.
   Merger Ratio: HMC: Kansai Hielec: Kansai Hi-Metal=75:208:112
   Delivered Money Due to Merger: None

2. Post-merger Status

Company Name: HMC Co., Ltd.

Business Activities: Sales and marketing of electrical wires and cables/copper products

Headquarters: 5-5-2 Nishi-tenma, Kita-ku, Osaka

President and Representative Director: Hironori Matsumoto

Capital: 256 million yen

Shareholders: Matsumoto Dengyo Co., Ltd.: 50%, Hitachi Cable, Ltd.: 50%

Gross Assets: Approximately 4.3 billion yen

Fiscal Year: April 1 to March 31

April 22, 2003

Company Name: Hitachi Cable, Ltd.
President and Representative Director: Norio Sato
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura,
General Manager, Administration Dept.,
Human Resources & Administration Group
TEL: +81-3-5252-3261

Revisions Related to the Merger of Hitachi Cable's Marketing Subsidiaries in Kansai Region

Regarding the merger of HMC Co., Ltd., (Headquarters: Kita-ku, Osaka, Hironori Matsumoto, President and Representative Director, Hereinafter: HMC), a company recently spun off from Matsumoto Dengyo Co., Ltd., (Headquarters: Kita-ku, Osaka, Hironori Matsumoto, President and Representative Director, Hereinafter: Matsumoto Dengyo), an affiliated company accounted for by the equity method, Kansai Hielec, Ltd., (Headquarters: Chuo-ku, Osaka, Masakatsu Nakagawa, President and Representative Director: Hereinafter: Kansai Hielec), and Kansai Hi-Metal, Ltd. (Headquarters: Higashi Osaka, Koji Mabuchi, Representative Director: Hereinafter: Kansai Hi-Metal), both consolidated subsidiaries of Hitachi Cable: although the merger was to occur June 1, 2003, it was determined in consultations among the three companies held starting yesterday that a review of the terms and conditions of the merger is required. For this reason, the merger will be delayed.

04 MAR 10 AM 7:21

Hitachi Cable, Ltd.
File Number 089-00062
2002 Releases

April 25, 2002

Company Name:	Hitachi Cable, Ltd.
Representative:	Seiji Hara
	President and Representative Director
Code Number:	5812
Listings:	First Section, Tokyo Stock Exchange, Inc.
	First Section, Osaka Securities Exchange Co., Ltd.
Contact:	Shinichiro Suzumura
	General Manager, Administration Dept., Human Resources & Administration Group
	Tel: +81-3-5252-3261

Notice Regarding Purchase of Own Shares

(In Accordance with Article 210 of the Commercial Code Regarding Purchase of Own Shares)

An April 25, 2002, Board of Directors Meeting approved in principle the purchase of Hitachi Cable's own shares in accordance with Article 210 of the Commercial Code of Japan and agreed to include an item for approved at the 65th General Shareholders' Meeting to be held June 27, 2002.

1. Reason for purchase of shares

To make it possible to flexibly exercise capital measures in response to the changing business environment.

2. Details of Purchase

(1) Type of shares to be purchased:	The Company's Common Stock
(2) Number of shares to be purchased:	Up to 4 million shares
	(1.07% of the 374 million shares issued)
(3) Total Value of shares to be purchased:	Up to ¥2.4 billion

Note: The details of the agenda item outlined above are subject to approval at the 65th General Shareholders' Meeting to be held June 27, 2002.

April 25,2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara
President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources &Administration Group
Tel +81-3-5252-3261

Making balance sheet and profit & loss statement available in electronic format

At the meeting of the Board of Directors held on April 25, 2002, it was decided that Hitachi Cable, Ltd., will make its balance sheet and profit & loss statement available in electronic format beginning with the 2002 fiscal term (from April 1, 2001 to March 31, 2002), as an alternative to publishing this material in *The Nihon Keizai Shimbun,* as specified in the Company's Articles of Incorporation. This decision was made in accordance with Article 16, Section 3 of the Laws Concerning Exceptions to the Commercial Code Regarding Corporate Auditors. The balance sheet and profit and loss statement will be published on the Hitachi Cable, Ltd., home page following the 65th Annual General Meeting of Shareholders, at the following URL.

http://www.hitachi-cable.co.jp/kessan/index.htm

April 25,2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara
President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources &Administration Group
TEL +81-3-5252-3261

Executives Nominated by the Board of Directors

At the meeting of the Board of Directors held on April 25, 2002, Hitachi Cable, Ltd. made the unofficial decision about executive posts. An official decision is expected to be made at the General Shareholders' Meeting to be held on June 27 and the meeting of the Board of Directors and in the discussion of the Corporate Auditors thereafter. Appointments to the Representative Directors are unchanged from the previous year.

1. New Executive Personnel Roster

*Positions listed in parenthesis following names are as of April 25, 2002

- President and Representative Director: Seiji Hara
- Executive Vice President & Representative Director: Naoyoshi Kato
  (Group-Executive, Electric Wires & Cables Group; Group-Executive, Corporate Quality Assurance Group; General Manager, Corporate Export Regulation Office)
- Senior Executive Managing Director: Ken Kubota
- Senior Executive Managing Director: Yasuo Yatsunami
  (Group-Executive, Sales Supervision & Coordination Group; Group-Executive, Public Sector Projects Group)
- Senior Executive Managing Director: Masaru Watanabe
  (Group-Executive, Electronic Supplies Group; Group-Executive, Environment & Disaster Prevention Group; Group-Executive, Production Administration Group; Group-Executive,

Business Process Reengineering Promotion Group)

- Executive Managing Director: Hideoki Oshikiri
  (General Manager, Kansai Regional Operation, Sales Supervision & Coordination Group)
- Executive Managing Director: Hisayoshi Kimura
  (Group-Executive, Functional Components Group)
- Executive Managing Director: Mitsuru Onishi
  (Group-Executive, Semiconductor Materials & Packaging Group)
- Executive Managing Director (New Appointment): Norio Sato
  (President and Representative Director, Power and Com Tech, Ltd.)
- Executive Managing Director: Nobuo Ando
  (Group-Executive, Engineering & Development Promotion Center; Group-Executive, Superconductor Project Group; General Manager, Customer Satisfaction Management Promotion Center)
- Executive Managing Director: Kenkichi Fujima
  (Group-Executive, Information Systems Group)
- Board Director: Kiyoshi Shimojima
  (Deputy Group-Executive, Semiconductor Materials & Packaging Group; General Manager, Densen Works)
- Board Director: Masaru Okazaki
  (Group-Executive, Finance Group)
- Board Director: Yasuhiko Ito
  (Group-Executive, Copper Products Group; General Manager, Tsuchiura Works)
- Board Director: Seiichi Okubo
  (Deputy Group-Executive, Information Systems Group; General Manager, Takasago Works)
- Board Director: Masanori Atsumi
  (Group-Executive, Human Resources & Administration Group)
- Board Director: Toshio Shiohata
  (Group-Executive, International Business Group)
- Board Director: Kazuhiro Harada
  (Deputy Group-Executive, Information Systems Group; General Manager, Telecommunication Division)
- Board Director: Tsutomu Kanai
  (Chairman of the Board and Representative Director, Hitachi, Ltd.)

• Corporate Auditor (Standing) (New Appointment): Yoshihiro Matsuyama

(Advisor to Hitachi Cable, Ltd.)

• Corporate Auditor (Standing): Koichi Mikoshiba

• Corporate Auditor: Yoshiki Yagi

(Executive Vice President and Representative, Hitachi, Ltd.)

• Corporate Auditor: Masahiro Shimojo

(Attorney, Nishimura General Legal Office)

Corporate Auditors Yoshiki Yagi and Masahiro Shimojo serve as the outside corporate auditors specified by Chapter 18, Article 1 of the Laws Concerning Exceptions to the Commercial Code Regarding Corporate Auditors.

2. Retiring Executives

*Positions listed in parenthesis following names are as of April 25, 2002

(1) Retiring Board Director

Board Director: Koji Muraki

(Deputy Group-Executive, Electric Wires & Cables Group; General Manager, Hitaka Works)

(2) Retiring Corporate Auditor

Corporate Auditor (Standing): Yasuaki Watanabe

Board Director Koji Muraki, who will retire after the General Meeting of Shareholders to be held on June 27, plans to serve as Executive Vice President & Board Director of Tonichi Kyosan Cable, Ltd.

3. Brief Personal History of Candidates for Positions of Board Director and Corporate Auditor

(1) Candidate for New Board Director

Norio Sato Born: October 30, 1943 Age: 58

From Yamagata Prefecture

March 1966	Graduated, Engineering Dept., Yamagata University
April 1966	Entered Hitachi Cable, Ltd.
July 1996	Became General Manager of Hitaka Works
June 1997	Became Board Director
June 2000	Became President and Representative Director of the Board of Hitachi Cable

	Power Systems, Ltd. (Currently, Power and Com Tech, Ltd.)
June 2001	Retired from post of Board Director of Hitachi Cable, Ltd.

(2) Candidate for New Corporate Auditor

Yoshihiro Matsuyama Born: February 8, 1936 Age: 66

From Shizuoka Prefecture

March 1958	Graduated, Engineering Dept., Tohoku University
April 1958	Entered Hitachi Cable, Ltd.
June 1989	Became Board Director
June 1993	Became Executive Managing Director
June 1997	Became Senior Executive Managing Director
June 1999	Became Executive Vice President & Representative Director
June 2001	Retired from post of Executive Vice President & Representative Director
July 2001	Became Advisor to Hitachi Cable, Ltd.

April 25, 2002

Company Name:	Hitachi Cable, Ltd.
Representative:	Seiji Hara President and Representative Director
Listings:	First Section, Tokyo Stock Exchange, Inc. First Section, Osaka Securities Exchange Co., Ltd.
Code Number:	5812
Contact:	Shinichiro Suzumura General Manager, Administration Dept., Human Resources & Administration Group Tel: +81-3-5252-3261

Notification Concerning Stock Option Grants

(Stock options to be granted on advantageous terms in accordance with Articles 280-20 and 280-21 of the Commercial Code)

At the Board of Directors Meeting held on April 25, 2002, Hitachi Cable made a tentative decision to grant stock options free of charge in the form of warrant rights to board members and employees in accordance with Articles 280-20 and 280-21 of the Commercial Code. As stated below, details concerning this tentative decision will be discussed at the 65th Annual General Meeting of Shareholders, which will be held on June 27, 2002.

1. The reason for granting warrant rights to non-shareholders on especially advantageous terms

Warrant rights are to be granted as incentives to improve the performance of board members and employees.

2. Eligible persons

Board members and employees chosen at the Board of Directors Meeting

3. Type and number of new warrant rights to be granted

The upper limit on shares of common stock to be issued is 333,000. The number of shares authorized for issuance upon exercise of each warrant right (hereinafter "the number of authorized shares") is set at 1,000.

Should a stock split or stock consolidation occur after the date on which warrant rights are granted (hereinafter "the granting date"), the number of authorized shares will be adjusted in proportion to the ratio of shares split or consolidated. Fractions resulting from the adjustment will be rounded down. Along with this adjustment, the total number of authorized shares will be revised by multiplying the adjusted number of authorized shares by the total number of warrant rights that are outstanding at the time the split or consolidation occurred.

In addition, Hitachi Cable will rationally adjust the number of authorized shares if a capital reduction, merger, corporate breakup, or other event requiring the adjustment occurs after the granting date. Along with this adjustment, the total number of authorized shares will be revised by multiplying the adjusted number of authorized shares by the total number of warrant rights outstanding at the time such events occur.

4. Total number of warrant rights to be granted

At most, 333 warrant rights will be granted.

5. Amount to be charged for warrant rights

No charge

6. Amount of money to be paid by those exercising warrant rights

The amount of money to be paid by those exercising their warrant rights will be determined by multiplying the number of authorized shares by the price per share issued or transferred upon exercise of each warrant right (hereinafter "the issuing price").

The issuing price per share will be the average daily closing price (including bid price) for ordinary shares of common stock traded on the Tokyo Stock Exchange during a period of 30 consecutive trading days beginning 45 trading days prior to the granting date. (Figures do not include days on which no closing price is reported; fractions will be rounded up to the nearest yen). However, if the said amount falls below the closing price on the granting date, the issuing price per share will be the same as the closing price on the granting date. (In cases where no closing price is reported, the closing price of the first trading day prior to the granting date will be used.)

Should a stock split or stock consolidation occur after the granting date, the issuing price will be adjusted in inverse proportion to the split or consolidation ratio. Fractions will be rounded up to the nearest yen.

If, after the granting date, Hitachi Cable issues new shares of common stock or disposes of its treasury stock at a price below market value, the issuing price for outstanding warrant rights will be adjusted by means of the formula stated below. (Adjustments will not be made if warrant rights have been exercised; preferred stock has been converted into common stock; convertible bonds have been converted into common stock under the former Commercial Code in force prior to the enactment of the Law Regarding the Partial Amendment of the Commercial Code (Law No. 79, 2001); or warrant rights have been exercised pursuant to Article 280-19 of the former Commercial Code.)

$$\text{Adjusted issuing price} = \text{Pre-adjusted issuing price} \times \frac{\text{The number of shares of common stock already issued} + \dfrac{\text{The number of newly issued shares of common stock} \times \text{the issuing price per share}}{\text{The market price per share of common stock before issuance}}}{\text{The number of shares of common stock already issued} + \text{The number of newly issued shares of common stock}}$$

Using this formula, the "number of shares of common stock already issued" is calculated by subtracting the total number of shares of treasury stock from the total number of shares issued. When disposing of treasury stock, the same formula will be used by substituting "the number of shares of treasury stock to be disposed" for the "number of newly issued shares of common stock," and the "disposal price per share" for the "issuing price per share."

Should a capital reduction, merger, corporate breakup, or other event necessitating the adjustment of the issuing price occur after the granting date, Hitachi Cable will take into account the nature of the event and rationally adjust the issuing price accordingly.

7. Period during which the warrant rights may be exercised

July 1, 2004, through June 26, 2012

8. Restrictions on exercising warrant rights

The partial exercise of warrant rights is not permitted.

9. Retirement of unexercised warrant rights

(1) In the event that the General Shareholders' Meeting approves a merger through which Hitachi Cable is absorbed by another corporation or a stock swap or transfer through which it becomes a wholly owned subsidiary of another corporation, Hitachi Cable will have the right to retire all unexercised warrant rights free of charge.

(2) In addition, Hitachi Cable reserves the right to retire any unexercised warrant rights that it has acquired and held, and it may do so at any time, free of charge.

10. Restrictions on transfer of warrant rights

Warrant rights may be transferred only after receiving the approval of the Board of Directors.

11. Apportionment of warrant rights

Warrant rights will be apportioned through the Warrant Rights Apportionment Agreement, which is outlined below and will be signed by Hitachi Cable and the recipient of the apportioned warrant right (hereinafter "warrant right recipient").

(1) The warrant right recipient may not transfer or pledge the apportioned warrant rights to any third party or dispose of them in any other manner.

(2) The warrant right recipient may exercise the warrant rights even after he has ceased to be a board member or employee of the Company. (Subject to the provisions set forth in the Warrant Rights Apportionment Agreement)

(3) Should the warrant right recipient die, his heirs may not exercise the warrant rights. In such cases, the said warrant rights shall be returned to the Company without charge.

(4) In addition to the provisions stated above, additional circumstances requiring the return of warrant rights from warrant right recipients to the Company, stipulations regarding the exercise of warrant rights and other items are set forth in the Warrant Grant Agreement.

Note: All of the above is subject to the approval of the agenda "Issuance of warrant rights to non-shareholders on especially advantageous terms" at the 65th Annual General Meeting of Shareholders on June 27, 2002.

(Summarized translation)

Consolidated Financial Report for fiscal 2002 ended March 31, 2002

April 25, 2002

Name of Listed Company: Hitachi Cable, Ltd.
Stock Exchange where listed (section): Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Code Number: 5812
Head Office Location: Tokyo
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at
which the Account Settlement Plan was approved: April 25, 2002
Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)
Ratio of Shares that Hitachi, Ltd. holds: 52.7%
US GAAP: No.

Performance over the year under review (Apr. 1, 2001-Mar. 31, 2002)
(1) Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./02	353,050 (-14.0%)	-1,767 (—%)	-3,444 (—%)	-1,488 (—%)
Mar./01	410,394 (14.3%)	27,177 (75.0%)	25,604 (156.9%)	8,443 (38.9%)

	Net income (loss) per share (yen)	Diluted net income per share (yen)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Mar./02	-3.99	—	-0.7	-0.8	-1.0
Mar./01	22.61	22.44	4.2	5.9	6.2

Note:
①Investment income based on equity method: Mar./02 273 million yen Mar./01 246 million yen
②Average number of shares outstanding

	Common	Preferred
Mar./02	373,355,863	—
Mar./01	373,411,987	—

③We haven' t made change in accounting policy.
④Figures are rounded down to the nearest 1 million yen.
⑤Figures in parentheses represent % change from the previous year.

(2)Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (%)
Mar./02	412,992	200,950	48.7	540.20
Mar./01	451,577	211,118	46.8	565.32

Note: Number of shares outstanding at the end of period

	Common
Mar./02	371,991,360
Mar./01	373,447,170

(3) Statement of cash flows

	Cash flows from operating activities (million yen)	Cash flows from investment activities (million yen)	Cash flows from financing activities (million yen)	Cash, time deposit and marketable securities at the end of year (million yen)
	27,693	-32,099	-816	11,866
Mar./01	27,254	-45,638	1,044	17,186

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 35
Number of non-consolidated subsidiaries applying of the equity method: —
Number of affiliated companies: 8

(5) Change in scope of consolidation and application of the equity method

Consolidation	New companies: —	
	Companies removed: 1	
Equity method	New companies: 2	
	Companies removed: —	

2. Business results forecast for fiscal year 2003 (Apr.1, 2002-Mar.31, 2003)

	Net sales (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./02	172,000	-1,500	-200
Mar./01	354,000	4,000	2,800

(Reference) Forecast net income per share (whole year) 7.53 yen

Safe Harbor Statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

1. State of Consolidation (as of Mar.31, 2002)

Parent Company : Hitachi, Ltd.

Hitachi Cable, Ltd.

Manufacturing Companies

Wires and cables

—Consolidated Subsidiaries 11—

Tonichi Kyosan Cable, Ltd.◎
Hitachi Cable Fine Tech, Ltd.
Hanashima Electric Wire Co., Ltd.
Shanghai Hitachi Cable Co., Ltd.
Hitachi Cable (Johor) Sdn. Bhd.
Hitachi Cable (Singapore) Pte. Ltd.
Thai Hitachi Enamel Wire Co., Ltd.
Hitachi Cable Manchester Inc.
Hitachi Bangkok Cable Co., Ltd.
Hitachi Cable Philippines, Inc.
ConEx Cable, Inc.

—Non-consolidated Subsidiaries 3—

Tonichi Densen Kako Co., Ltd.
Other 2 Companies

—Affiliates 6—

*J-Power Systems Corp.
*Kyoritsu Hiparts Co., Ltd.
*Hitachi Wire Rod, Co., Ltd.
*Nippon Seisen Cable, Ltd.
Other 2 companies

Information Systems and Electronic Components

—Consolidated Subsidiaries 3—

Kitsuda Co., Ltd.
Power & Com Tech, Ltd.
Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.

—Non-consolidated Subsidiaries 4—

Hitachi Cable Precision Co.,Ltd.
Kawanishi Kogyo Co., Ltd.
Other 2 Companies

Copper products

—Consolidated Subsidiaries 2—

Hitachi Alloy, Ltd.
Hitachi Copper Products, Ltd.

—Affiliates 3—

Okuda Metal Co., Ltd.
*Shanghai Sunshine Copper Tube, Ltd.
Other 1 Company

Electric Equipment, Construction and Others

—Consolidated Subsidiaries 6—

Hitachi Cable Logi-Tech, Ltd.
Tohoku Rubber Co., Ltd.
Hitachi Cable MEC-Tech, Ltd.
Hidec Systems Co., Ltd.
Hitachi Cable Industrial Products, Ltd.
Hitachi Cable Indiana, Inc.

—Non-consolidated Subsidiaries 11—

Hitachi Cable UK, Ltd.
Other 10 Companies

—Affiliates 5—

*Thai Wire and Cable Services Co., Ltd.
*Oxford Wire and Cable Services, Inc.
Other 3 Companies

Sales and Services Companies

—Consolidated Subsidiaries 13—

Hitachi Densen Shoji, Ltd.
Hitachi Cable Distribution, Ltd.
Hitachi Cable International, Ltd.
Toritsu Syokai, Ltd.
Ibanichi Densen Shoji, Ltd.
Chunichi Densho, Ltd.
Hokkai Hitachi Densen Kihan, Ltd.
Tatara Denki Kogyo Co., Ltd.
Nissen Densen Shoji, Ltd.
Nisshin Sangyo, Ltd.
Kansai Hi-Elec., Ltd.
Kansai Hi-Metal, Ltd.
Hitachi Cable America Inc.

—Non-consolidated Subsidiaries 6—

Tonichi Shoji, Ltd.
Tohoku Rubber Hanbai, Ltd.
Other 4 Companies

—Affiliates 2—

*Matsumoto Dengyo Co., Ltd.
*Nanritsu Co., Ltd.

Customer

(Note)
⇨ Flow of Products/Services

*Company Applied the Equity Method

◎Open Company on Over-the-counter Market

(Notes)

1. Kitsuda(Malaysia) Sdn. Bhd. changed its name on April 1, 2001: Hitachi Cable PS Techno(Malaysia) Sdn. Bhd.
2. Our Toritu syokai, Ltd. merged Yoshimi Kogyo, Ltd. on April 1, 2001.
3. J-Power Systems Corp. was established by Hitachi Cable and Sumitomo Electric Industries, Ltd. as a fity-fity joint venture on July 3rd 2001, and has been transferred high-voltage electric power cables manufacturing business, and started their business on October 1st 2001.
4. Hanashima Electric Wire Co., Ltd. became a wholly owned subsidiary of the Company due to a stock exchange on February 1, 2002.
5. Hitachi Cable International, Ltd. was absorbed by the Company on April 1, 2002.

2. Management Policies

(1) Corporate Management Policies

To achieve continuous expansion of business, the basic business policy of the Hitachi Cable Group is to "Improve the Quality Management." This is achieved by improving all aspects of management, with a focus on customer satisfaction and quality, thereby constructing a management system that provides customers with the products and services they require. The Hitachi Cable Group sees this as essential to emerge as a leader in the age of mega-competition.

(2) Basic Dividends Policy

The basic dividends policy of the Hitachi Cable Group is to provide shareholders with stable dividends while taking into consideration business results, the strengthening of management, and future business expansion.

(3) Policy and Philosophy Regarding the Reduction of the Minimum Share Investment Unit

The Hitachi Cable Group sees the reduction of the minimum share investment unit as a method of stimulating the market for its stock. On the other hand, this reduction incurs large expenses. With a view to achieving the primary short-term goal of the Group improvement of business results taking into consideration stock market trends, business results, and share prices, the Group will continue to consider adjustment of the minimum share investment unit in the future.

(4) Medium- and long-term Management Strategy

Another important short-term goal of the Hitachi Cable Group is to increase its global competitive power, even under the severe market conditions both domestically and abroad. To achieve this, the Group has shifted management resources to the growth industry of e-business, including IT and electronics related products, as well as conducting in-Group mergers and forging alliances with competitors to radically streamline its traditional, (non-e-business), operations. These measures will encourage continued growth and further strengthen Group management.

Further, to create the best production and marketing systems possible, a revolutionary new management system using cutting-edge IT to manage work flow, organizations, and evaluation is being created. The Hitachi Cable Group is working together to become well regarded by its customers in all areas, including cost, service, and timely delivery of products, and a company that is able to reinvent itself in the face of changing market conditions.

(5) Basic Policy Concerning Relationship with Parent Company

As a member of the Hitachi Group, Hitachi Cable, Ltd. plans to continue and strengthen its relationship with Hitachi, Ltd., especially in the field of research and development.

3. Results of Operations and Financial Standing

(1) Results of Operations

The consolidated fiscal year under review was characterized by a sluggish U.S. economy and weakened demand in the IT industry. As a result, exports and private capital investment slowed down and deflationary trends resulted in shrinking corporate earnings. Stagnant earnings and structural unemployment caused reduced consumer spending, and there was no sign of a recovery at the end of the year.

In this business environment, the Hitachi Cable Group has concentrated its efforts to maintain profitability on securing orders and cost-cutting. However, due to the harsh business conditions, although products related to information networks grew in the domestic market, products related to semiconductors used in mobile telephones and PCs, etc., fell further than expected, and sales of fiber-optic components, for which the North American telecommunications industry is the main customer, declined significantly.

Accordingly, Group business results for the fiscal year under review were as follows. Consolidated net sales amounted to 353,050 million yen, a decrease of 14% compared to the previous fiscal year. In the area of earnings, due to the large decrease in net sales, regrettably, there was an ordinary loss of 3,444 million yen and a net loss of 1,488 million yen. This is the first time in its history that the Hitachi Cable Group has posted an annual loss and is viewed as a completely unsatisfactory result.

Business results by segment are shown below.

Wires and Cables

In the area of power cables, sales decreased as an inevitable result of flagging domestic demand. Sales of fiber-optic cables grew as a result of domestic information infrastructure improvements. Despite sound sales of submarine fiber-optic cables during the first half of the fiscal year under review due to the fact that large orders were concentrated in that period, because very few orders came after midterm, total consolidated sales in this area were lower than the previous year.

Sales of electronic wires declined due to significantly lower demand as a result of adjustments made by customers in the stock of IT devices, resulting in falling sales. In addition, in the area of magnet wires, Litz wires for cathode ray tubes for use in displays for PCs, etc., slid rapidly, and sales of general-purpose products for motors and transformers were also slack.

As a result of the above, net sales in this segment were 155,941 million yen, a decrease of 9% compared to the previous fiscal year.

Information Systems and Electronic Components

In the area of optical components, as a result of significant cutbacks in capital investment by U.S. telecommunications companies, guided-wave optical multi/demultiplexers for wavelength division multiplexing system fell significantly, and sales of fiber-optic transceivers could not keep up with those of the previous fiscal year. In addition, telecommunications-related construction and sales of such devices as antennae were significantly lower compared to the previous fiscal year due to the postponement of capital investment related to next-generation mobile telephone systems and falling numbers of construction contracts. On the other hand, net sales of devices for wide-area Ethernet networks grew significantly due to aggressive capital investment by domestic telecommunications companies.

In the area of semiconductor packaging materials, sales have remained sluggish due to the semiconductor slump, and compound semiconductor sales have fallen due to the downturn in communications devices resulting from the worldwide adjustments made in inventories of mobile telephones. Demand for lasers for use with CD and DVD devices also dwindled. As a result of the above, business results in this segment were significantly worse compared to the previous fiscal year. Net sales in this segment were 95,640 million yen, a decrease of 18% compared to the previous fiscal year.

Copper Products

The copper products segment fell into a slump due to decreased demand for semiconductors and telecommunications cables. In the area of copper tubes, business results declined compared to the previous fiscal year, as a result of the shift to overseas production by makers of air conditioners. Brass products did not show a recovery.

As a result, net sales in this segment were 47,553 million yen, a decrease of 19% compared to the previous fiscal year.

Electric Equipment, Construction, and Others

Automotive hoses, the Company′s main product in the area of rubber products, fell due to the downturn in domestic production of automobiles and falling unit prices. Due to the continuing overseas shift of purchasers of parts for information appliances, domestic demand in this area fell and sales in this area were also down compared to the previous fiscal year. In power cable related construction, no reverse

was seen in the downward trend in large orders, and sales fell compared to the previous fiscal year. As a result of the above, net sales in this segment were 75,083 million yen, a decrease of 16% compared to the previous fiscal year.

(2) Issues Faced by Hitachi Cable, Ltd. and Forecast for the Current Fiscal Year

Viewing the Japanese economy over the short term, the only hope for a recovery is an export-led recovery assisted by a recovery of the U.S. economy. Due to such factors as domestic deflation and the delayed disposal of non-performing loans, no improvement in the employment situation or major economic recovery can be expected in the short term.

In this severe business environment, the Hitachi Cable Group will implement the following measures to return to profitability.

Firstly, through the Procurement Renewal Project (PRP), the Group will reduce materials procurement costs and, through management reform activities, reduce stock, shorten production lead times, make sales activities more effective, and lower human resources costs. More focus than ever will be placed on cost reduction, leading to improved profitability.

Secondly, the Hitachi Cable Group will continue to aggressively pursue such business-restructuring policies as alliances with competitors and expansion of overseas business activities aimed at more efficient and effective use of human resources and facilities, and achieving optimum synergy of production and location. During the fiscal year under review, manufacture of high-voltage power cables was transferred to J-Power Systems, Corp. This was the first step in a continuing business reorganization process in which, next fiscal year, domestic manufacturing business of magnet wires and wire rod will be transferred to a subsidiary and an affiliated company, as well as joint enterprises for domestic manufacturing of fiber-optic cable and marketing of cables to the construction industry will be established. In addition, overseas, the Group' s copper tube manufacturing joint enterprise, Shanghai Sunshine Copper Products Co., Ltd., will soon begin full-scale operations.

These streamlining measures will contribute to improved profitability and strengthen the Group' s business base, thereby leading to an improvement in business results.

The forecast for the current fiscal year is as follows.

Wires and Cables

In power cables, in the area of sales to the construction industry, although demand will be supported to some degree by large-scale metropolitan redevelopment projects, sales as a whole will weaken. In addition, sales to power companies are expected to fall even further.

No large orders are foreseen in submarine fiber-optic cables. On the other hand, in the area of electronic wires, a recovery in demand is expected for wires for IT devices and construction machinery, so an upturn is expected.

As a result of the above, net sales for this segment are forecast to be 143.0 billion yen, an 8% decrease compared to the fiscal year under review.

Information Systems and Electronic Components

In optical components, growth is forecast in optical transceivers due to an expected recovery in demand for high-speed routers and switches. Growth is expected for products related to semiconductors as a result of expected increases in orders for IC packaging materials for PC and mobile telephone LCD and compound semiconductors for use with DVD lasers. Therefore, results are expected to improve compared to the fiscal year under review. In network products, sales are expected to increase due to steadily expanding demand for transmission devices for wide-area Ethernet networks and Fiber-To-The-Home (FTTH), which has recently begun to show real progress.

As a result of the above, net sales for this segment are forecast to be 109.0 billion yen, a 14% increase compared to the fiscal year under review.

Copper Products
Sales of copper strips are expected to improve due to a recovery in demand for semiconductors. However, sales of copper tubes, due to customers' shift to overseas manufacturing, are expected to grow weaker. A slight recovery is predicted for copper products for electrical applications.

As a result of the above circumstances, net sales for this segment are forecast to be 50.0 billion yen, a 5% increase compared to the fiscal year under review.

Electric Equipment, Construction and Others
Orders for automotive hoses, the Company's main product in the area of rubber products, are expected to remain stable, thus business results are expected to rise above those in the fiscal year under review. Due to cutbacks in capital investment by power companies, construction related to power transmission cables is expected to continue to diminish.

As a result of the above conditions, net sales for this segment are projected to be 75.0 billion yen, roughly the same as in the fiscal year under review.

Projected net sales for the current fiscal year are as shown above. However, with the effect of cost-cutting and streamlining measures, yearly net sales for the current fiscal year are projected to be 354.0 billion yen, ordinary income will be 4.0 billion yen, and net income is expected to be 2.8 billion yen.

(3) Financial Standing

① Financial Standing for the Fiscal Year Under Review

Cash and cash equivalents for the fiscal year under review amounted to 11,866 million yen, a decrease of 5,320 million yen compared to the previous fiscal year. Cash flows and their main contributing factors are as follows.

Cash flows resulting from operating activities amounted to 27,693 million yen. This included a pretax net loss of 1,032 million yen. This was due to such factors as a decline in receivables of 29,878 million yen and a fall in inventory assets of 11,423 million yen compared to the previous fiscal year.

Cash flows resulting from investing activities amounted to 32,099 million yen. This included expenditures of 32,087 million yen for the acquisition of tangible fixed assets and expenditures of 6,583 million yen for the acquisition of investment securities of J-Power Systems Corp. and Shanghai Sunshine Copper Products Co., Ltd., as well as income from the sale of investment securities of 4,956 million yen.

Cash flows resulting from financing activities amounted to 816 million yen. Although short-term borrowings showed a net increase of 15,370 million yen, this was offset by repayment of 1,306 million yen in long-term loans, redemption of corporate bonds of 10,000 million yen, and a 1,061 million yen purchase of the Company's own shares.

② Forecast for the Current Fiscal Year

Cash flows resulting from operating activities will include a pretax net income of 5.0 billion yen due to the effects of cost-cutting and streamlining measures.

Cash flows resulting from investing activities will show expenses for capital investment and the acquisition of investment securities that are lower than the fiscal year under review.

Regarding **cash flows resulting from financing activities**, to enable flexible use of capital in response to the changing business environment, at the regular meeting of shareholders to be held June 27, 2002, the following measures will be proposed regarding the purchase of the Company' s own shares in accordance with Article 210 of the Commercial Code. The upper limit of the number of shares to be purchased is to be 4 million. The upper limit of the purchase price of said shares is to be 2.4 billion yen. Purchase of the Company' s own shares shall be conducted in a flexible manner, taking into consideration other investments to be made in the business. In addition, the Company will conduct redemption of corporate bonds (7,783 million yen) and reduce interest-bearing debt.

As a result of the above, projected cash and cash equivalents at the end of the current fiscal year will be 12.0 billion yen, roughly equivalent to that of the fiscal year under review.

4. Consolidated Balance Sheet

(million yen)

	End of fiscal 2001 (Mar. 31, 2001) (A)	End of fiscal 2002 (Mar. 31, 2002) (B)	B-A
[Assets]			
Current assets	210,790	176,917	-33,873
Cash and deposit in banks	18,900	12,482	-6,418
Note receivable and accounts receivable	122,750	92,872	-29,878
Inventories	59,195	47,772	-11,423
Deferred income taxed	4,422	6,342	1,920
Other current assets	6,838	18,363	11,525
Allowance for doubtful accounts	-1,315	-914	401
Fixed assets	240,787	236,075	-4,712
Tangible fixed assets	163,692	160,440	-3,252
Buildings and structure	51,131	53,904	2,773
Machinery and vehicles, etc.	84,226	79,072	-5,154
Land	13,120	11,351	-1,769
Construction in progress	15,215	16,113	898
Intangible fixed assets	2,003	2,294	291
Utility rights, etc.	2,003	2,294	291
Deferred income tax	3,427	5,142	1,715
Investment, etc.	75,200	71,958	-3,242
Allowance for bad debt	-3,535	-3,759	-224
Total Assets	451,577	412,992	-38,585

	End of fiscal 2001 (Mar. 31, 2001) (A)	End of fiscal 2002 (Mar. 31, 2002) (B)	B-A
[Liabilities]			
Current liabilities	138,740	140,847	2,107
Notes payable and trade note payable	38,979	34,482	-4,497
Short-term debt	49,904	72,556	22,652
Amortized bond	10,000	7,783	-2,217
Others	39,857	26,026	-13,831
Fixed liabilities	95,565	65,044	-30,521
Bonds	27,783	20,000	-7,783
Long-term debt	21,487	12,384	-9,103
Accrued pension and severance cost for employees	34,206	29,879	-4,327
Reserve for directors' retirement allowance	1,634	1,607	-27
Deferred income taxes	1,810	387	-1,423
Others	8,645	787	-7,858
Total liabilities	234,305	205,891	-28,414
[Minority investment]			
Minority investment	6,154	6,151	-3
[Shareholders' equity]			
Paid-in capital	25,948	25,948	-
Capital surplus	29,772	30,028	256
Consolidated surplus	143,413	137,893	-5,520
The balance of other accountable securities	14,045	8,658	-5,387
Adjustment account of exchange rate	-2,058	-516	1,542
Treasury stocks	-2	-1,061	-1,059
Total shareholders' e equity	211,118	200,950	-10,168
Total liabilities, minority investment and shareholders' equity	451,577	412,992	-38,585

5. Consolidated Statement of Profit and Loss

(million yen)

	Fiscal 2001 (A) (Apr. 1, 2000–Mar. 31, 2001)	Fiscal 2002 (B) (Apr. 1, 2001–Mar. 31, 2002)	B/A(%)
Net sales	410,394	353,050	86
Cost of sales	325,185	299,582	
Sales, general and administrative expenses	58,032	55,235	
Operating income (loss)	27,177	-1,767	—
Non-operating income	4,341	6,436	148
(Interest and dividends received)	(1,318)	(1,276)	
(Miscellaneous income)	(3,023)	(5,160)	
Non-operating expenses	5,914	8,113	137
(Interest and discount charge paid)	(2,551)	(2,292)	
(Miscellaneous loss)	(3,363)	(5,821)	
Ordinary income (loss)	25,604	-3,444	—
Extraordinary income	1,246	4,627	371
(Gain on sales negotiable securities)	(1,070)	(2,866)	
(Gain on securities contributing to employees retirement benefit trust)	(176)	(-)	
(compensation received for office relocation)	(-)	(1,761)	
Extraordinary loss	12,807	2,215	17
(Expenditure for restructuring)	(-)	(1,688)	
(The amortization of unrecognized net obligation at transition)	(7,697)	(-)	
(Loss on reorganization of business)	(3,557)	(-)	
(Others)	(1,553)	(527)	
Income (loss) before income tax	14,043	-1,032	—
Corporation, inhabitant taxes	11,046	1,459	
Deferred	-5,048	-1,364	
Minority shareholders' loss	398	(-)	
Minority shareholders' income	(-)	361	
Net income (loss)	8,443	-1,488	—

6. Statement of Consolidated Surplus

(million yen)

	Fiscal 2001(A) (Apr. 1, 2000 - Mar.31, 2001)	Fiscal 2002(B) (Apr. 1, 2001 - Mar.31, 2002)	B-A
Consolidated surplus brought forward	139,846	143,413	3,567
Adjustment for tax effect of previous year	4,876	4,032	-844
(Cash dividends)	(3,734)	(3,734)	(-)
(Directors' bonuses)	(312)	(298)	(-14)
(Decrease by the change of consolidated scope)	(830)	(-)	(-830)
Net income (loss)	8,443	-1,488	-9,931
Consolidated surplus carried forward	143,413	137,893	-5,520

7. Consolidated Statement of Cash Flows

(million yen)

	Fiscal 2001 (Apr. 1, 2000- Mar.31, 2001)	Fiscal 2002 (Apr. 1, 2001 Mar.31, 2002)
[Cash flows from operating activities]		
Income (loss) before income tax	14,043	-1,032
Depreciation	24,157	24,149
Increase of allowance for bad debt	3,457	-177
Profit on sales negotiable securities	-1,070	-4,072
Interest earned and dividends received	-1,318	-1,276
Interest paid	2,551	2,292
Exchange loss	94	—
Exchange profit	—	-488
Increase in receivables	-14,582	29,878
Increase in inventories	-6,637	11,423
Increase in payables	4,321	-4,497
Increase or decrease of amount in arrears	5,640	-6,115
Others	3,881	-12,400
Sub total	34,537	37,685
Earning on interest and dividends	1,316	1,276
Interest paid	-2,507	-2,405
Corporation tax and other tax paid	-6,092	-8,863
Net cash provided by operating activities	27,254	27,693
[Cash flows from investing activities]		
Expenditures for acqusition of securities	-3,155	-6,583
Proceeds from sales of securities	1,674	4,956
Expenditures for acqusition of tangible fixed assets	-43,966	-32,087
Proceeds from sales of tangible fixed assets	1,093	650
Others	-1,284	965
Net cash used in investing activities	-45,638	-32,099
[Cash flows from financing activities]		
Decrease(increase) in short-term borrowing	-3,375	15,370
Proceeds from long-term debt	10,270	—
Payments on long-term debt	-2,003	-1,306
Repayment of straight bonds	—	-10,000
Payment for purchases of treasury stock	—	-1,061
Dividends paid by parent company	-3,734	-3,734
Dividends paid to minority shareholders	-114	-85
Net cash provided by financing activities	1,044	-816
Effect of exchange rate change on cash and cash equivalents	-392	-98
Net decrease in cash and cash equivalents	-17,732	-5,320
Cash and cash equivalnets at beginning of year	34,733	17,186
Net increase in cash and equivalents by newly consolidated subsidiaries	185	—
Cash and cash equivalnets at end of year	17,186	11,866

(Note) Listed cash and deposits to consolidated balance sheet at end of the term and relation of listed cash and cash equivalents to consolidated statements of cash flows

	Mar.31, 2001	Mar.31, 2002
Cash and deposits	18,900	12,482
Fixed deposits (over 3 months)	-1,714	-616
Total	17,186	11,866

9. Notes

(1) Notes required by Consolidated Financial Statements Regulations of Japan (Excluding Consolidated Financial Statements Regulations of Japan Art. 15-2~8)

① Accumulated depreciation of tangible fixed assets

[Mar.31, 2001] 301,353 million yen

[Mar.31, 2002] 292,337 million yen

② Guarantees of loans (including contingent guarantees of loans)

[Mar.31, 2001] 1,137 million yen

[Mar.31, 2002] 1,233 million yen

(2) Notes required by Consolidated Financial Statements Regulations of Japan excluding (1)

①Segment information

A. Results by operating division

Previous year (Apr.1, 2000 —Mar.31, 2001) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, construction and others	Total	Eliminated or company -wide	Consolidated
I.							
Net sales							
(1) Sales to customers	171,574	116,808	56,132	65,880	410,394	—	410,394
(2) In-house sales or transfer between operating divisions	—	—	2,534	23,597	26,131	-26,131	—
Total	171,574	116,808	58,666	89,477	436,525	-26,131	410,394
Operating expense	162,006	106,901	54,656	85,789	409,352	-26,135	383,217
Operating income	9,568	9,907	4,010	3,688	27,173	4	27,177
II.							
Assets	170,445	117,092	44,953	68,876	401,366	50,211	451,577
Depreciation	9,781	8,923	2,941	2,512	24,157	—	24,157
Capital expenditure	12,491	23,337	2,210	5,928	43,966	—	43,966

The term under review (Apr.1, 2001-Mar.31, 2002) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, construction and others	Total	Eliminated or company -wide	Consolidated
I.							
Net sales							
(1) Sales to customers	155,941	95,640	45,923	55,546	353,050	—	353,050
(2) In-house sales or transfer between operating divisions	—	—	1,630	19,537	21,167	-21,167	—
Total	155,941	95,640	47,553	75,083	374,217	-21,167	353,050
Operating expense	153,028	101,961	46,792	74,261	376,042	-21,225	354,817
Operating income (loss)	2,913	-6,321	761	822	-1,825	58	-1,767
II.							
Assets	160,656	111,928	41,625	56,172	370,381	42,611	412,992
Depreciation	8,785	10,363	2,687	2,314	24,149	—	24,149
Capital expenditure	13,116	11,357	5,555	2,059	32,087	—	32,087

(Note) 1. As a rule, business operation is divided into ①Wires and cables, ②Information systems and electronic components, ③Copper products and ④Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating divisions	Main products
Wires and cables	Wires and cables
Information systems and electronic components	Semiconductor packaging materials, compound semiconductors, Optical compornents, systems related to information transmission
Copper products	Copper products
Electric equipment, construction, others	Accessories for wires and cables, construction, rubber products, others

2. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or companywide" item.

B. Sales results by location

Previous year (Apr.1, 2000 —Mar.31, 2001) (million yen)

	Japan	Others	Total	Eliminated or company -wide	Consolidated
I.					
Net sales					
(1) Sales to customers	354,861	55,533	410,394	—	410,394
(2) In-house sales or transfer between operating divisions	24,477	12,568	37,045	-37,045	—
Total	379,338	68,101	447,439	-37,045	410,394
Operating expense	356,032	64,176	420,208	-36,991	383,217
Operating income	23,306	3,925	27,231	-54	27,177
II. Assets	367,306	44,888	412,194	39,383	451,577

The term under review (Apr.1, 2001-Mar.31, 2002) (million yen)

	Japan	Others	Total	Eliminated or company -wide	Consolidated
I.					
Net sales					
(1) Sales to customers	304,702	48,348	353,050	—	353,050
(2) In-house sales or transfer between operating divisions	17,068	11,527	28,595	-28,595	—
Total	321,770	59,875	381,645	-28,595	353,050
Operating expense	325,170	58,343	383,513	-28,696	354,817
Operating income (loss)	-3,400	1,532	-1,868	101	-1,767
II. Assets	340,150	43,787	383,937	29,055	412,992

(Note) 1. It is omitted to mention business results by country or region in the term under review, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A.、Thailand、China etc.

3. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or companywide" item.

C. Overseas

Fiscal 2001 (Apr.1, 2000-Mar.31, 2001)

	Asia	North America	Others	Total
Overseas	¥69,220 million	¥52,189 million	¥14,404 million	¥135,813 million
Consolidated sales				¥410,394 million
Ratio of overseas sales in consolidated sales	% 16.9	% 12.7	% 3.5	% 33.1

Fiscal 2002 (Apr.1, 2001-Mar.31, 2002)

	Asia	North America	Others	Total
Overseas	¥60,439 million	¥44,741 million	¥11,888 million	¥117,068 million
Consolidated sales				¥353,050 million
Ratio of overseas sales in consolidated sales	% 17.1	% 12.7	% 3.4	% 33.2

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main countries

(1) Asia・・・South Korea, Taiwan, Thailand, Singapore

(2) North America・・・U.S.A., Canada

(3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

②Lease transaction

	Mar.31, 2001	Mar.31, 2002
Lease rental expense	¥1,120 million	¥1,070 million
Minimum lease payments	¥2,219 million	¥1,982 million

③The treat with the company concerned (Apr.1, 2001-Mar.31, 2002)
<Parent Company>

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(Summarized Translation)

Non-consolidated Financial Report for fiscal 2002 ended March 31, 2002

April 25, 2002

Name of Listed Company: Hitachi Cable, Ltd.
Stock Exchange where listed (section): Tokyo Stock Exchange (First section)
Osaka Securities Exchange (First section)
Code Number: 5812
Head Office Location: Tokyo
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at
which the Account Settlement Plan was approved: April 25, 2002
Date of the Regular Stockholders Meeting: June 27, 2002
Existence of Interim Dividend System: Yes.
Adoption of Stock Trading System: Yes. 1Unit=1,000 Stock

1. Performance over the year under review(Apr.1, 2001-Mar.31, 2002)

(1)Operating results

	Net sales (million yen)	Operating income (loss) (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
Mar./02	269,850 (-18.3%)	-4,469 (—%)	-2,738 (—%)	-263 (—%)
Mar./01	330,426 (12.3%)	18,764 (89.0%)	19,385 (147.8%)	7,110 (73.0%)

	Net income (loss) per share (yen)	Diluted net income per share (yen)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Mar./02	-0.70	—	-0.1	-0.8	-1.0
Mar./01	19.04	18.93	4.1	5.7	5.9

Note:

①Average number of shares outstanding

	Common	Preferred
Mar./02	373,355,863	—
Mar./01	373,439,339	—

②We haven' t made change in accounting policy.
③Figures are rounded down to the nearest 1 million yen.
④Figures in parentheses represent % change from the previous year.

(2) Dividend

	Annual dividend per share (yen)	Interim Dividend (yen)	Term-end Dividend (yen)	Annual total amount of dividends (million yen)	Payout ratio (%)	Ratio of dividends to shareholders' equity (¥)
Mar./02	7.50	5.00	2.50	2,797	—	1.6
Mar./01	10.00	5.00	5.00	3,734	52.5	2.0

(Note) The breakdown of annual dividend (Mar. 2002)
Commemorative dividend 0.00 yen
Special dividend 0.00 yen

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (million yen)	Ratio of dividends to shareholders' equity (million yen)
Mar./02	336,405	172,732	51.3	464.35
Mar./01	361,946	182,992	50.6	490.01

Note:

①Number of shares outstanding at the end of period

	Common	Preferred
Mar./02	371,991,360	−
Mar./01	373,448,815	−

②Number of treasury shares

	Common	Preferred
Mar./02	2,026,814	−
Mar./01	1,645	−

2. Business results forecast for fiscal year 2003 (Apr. 1, 2002-Mar.31, 2003)

	Net sales (million yen)	Ordinary income (loss) (million yen)	Net income (million yen)	Annual dividend per share		
				Interim dividend (yen)	Term-end dividend (yen)	(yen)
Sep./02	126,000	-1,000	0	3.75	−	−
Mar./03	262,000	4,000	3,500	−	3.75	7.50

(Reference) Forecast net income per share (Whole year): 9.41 yen

Safe Harbor Statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

1. Non-consolidated Balance Sheet

(million yen)

	End of fiscal 2001(A) Mar.31, 2001	End of fiscal 2002(B) Mar.31, 2002	B-A
〔 Assets 〕			
Current assets	165,170	137,925	-27,244
Cash and deposits in bank	11,550	6,478	-5,072
Notes receivable	15,154	2,647	-12,507
Accounts securities	87,170	66,313	-20,857
Advance payments	1,017	1,366	348
Products	7,904	5,884	-2,020
Materials	4,524	3,445	-1,078
Work in process	24,425	19,512	-4,912
Deferred income taxes	2,491	4,916	2,424
Other current assets	11,890	27,982	16,091
Allowance for doubtful accounts	-960	-620	340
Fixed assets	196,776	198,479	1,703
Tangible fixed assets	113,982	117,612	3,629
Buildings	34,293	36,095	1,802
Structures	3,067	2,869	-198
Machinery	52,086	47,345	-4,740
Vehicles and other transportation equipment	195	133	-61
Tools, equipment and fixtures	6,842	5,836	-1,006
Land	9,058	9,999	941
Construction in progress	8,438	15,331	6,893
Intangible fixed assets	1,474	1,586	111
Utility rights, etc.	1,474	1,586	111
Investment, etc	81,318	79,280	-2,037
Shares in subsidiaries	17,452	17,877	425
Investment securities	46,011	41,893	-4,117
Long-term loans	6,093	6,227	133
Deferred income tax	-	1,700	1,700
Others	14,871	14,931	60
Allowance for doubtful accounts	-3,110	-3,350	-240
Total assets	361,946	336,405	-25,540

	End of fiscal 2001(A) Mar.31, 2001	End of fiscal 2002(B) Mar.31, 2002	B-A
〔Liabilities〕			
Current liabilities	103,309	109,955	6,646
Accounts liabilities	37,255	33,296	-3,958
Short-term debt	26,752	51,977	25,225
Amortized bond	10,000	7,783	-2,216
Amounts in arrears	9,625	4,232	-5,393
Corporation tax payable	5,903	283	-5,620
Expenses payable	9,866	8,621	-1,244
Advances received	2,174	1,990	-184
Deposits received	1,622	1,511	-110
Others	108	258	150
Fixed liabilities	75,644	53,717	-21,927
Bonds	27,783	20,000	-7,783
Long-term debt	20,483	11,741	-8,741
Accrued severance indemnities	24,353	20,819	-3,533
Accrued pension and severance cost for employees	1,204	982	-222
Reserve for directors' retirement allowance	1,623	-	-1,623
Deferred income taxes	196	173	-23
Total liabilities	178,953	163,673	-15,280
〔Shareholders' equity〕			
Paid -in capital	25,948	25,948	-
Legal reserve	36,183	36,440	257
Capital surplus	29,698	29,953	255
Profit reserve	6,485	6,487	1
Surplus fund	106,965	102,846	-4,119
Special depreciation reserve	161	148	-12
Reserve for deferred income taxed on fixed	402	391	-11
Special reserve	89,500	92,500	3,000
Retained earnings at the end of year	16,901	9,806	-7,095
(Net income (loss))	(7,110)	(- 263)	(- 7,373)
The accumulated changes in fair value carried in the	13,896	8,559	-5,336
Treasury Stock	-	-1,061	-1,061
Total shareholders' equity	182,992	172,732	-10,260
Total liabilities and shareholders' equity	361,946	336,405	-25,540

2. Non-consolidated Statement of Profit and Loss

(million yen)

	End of fiscal 2001(A) (Apr.1, 2000- Mar.31, 2001)	End of fiscal 2002(B) (Apr.1, 2001- Mar.31, 2002)	B／A (%)
〔Recurring profit and loss〕			
Net sales	330,426	269,850	82
Cost of sales	273,765	238,492	
Sales, general and administrative expenses	37,897	35,828	
Operating income(loss)	18,764	-4,469	-
Non-operating income and loss			
Non-operating income	3,917	7,314	187
(Interest and dividends received)	(2,229)	(3,729)	
(Miscellaneous income)	(1,687)	(3,584)	
Non-operating expenses	3,296	5,583	169
(Interest and discount charge paid)	(1,391)	(1,258)	
(Miscellaneous losses)	(1,904)	(4,324)	
Ordinary income (loss)	19,385	-2,738	-
Extraordinary income	1,069	2,865	268
(Gain on sales negotiable securities)	(1,069)	(2,865)	
Extraordinary loss	8,358	2,123	25
(The amortization of unrecognized net obligation at transition)	(—)	(1,688)	
(The amortization for prior service costs)	(3,886)	(—)	
(Loss on reorganization of business	(3,556)	(—)	
(Others)	(916)	(435)	
Income(loss) before income tax	12,096	-1,996	-
Corporation, inhabitant tax	7,850	151	
Deferred	-2,863	-1,884	
Net income (loss)	7,110	-263	-
Retaining earnings brought forward	11,658	11,937	102
Interim dividends	1,867	1,867	100
Retained earnings at the end of year	16,901	9,806	58

3. Statement of Profit Appropriations

(million yen)

	Fiscal 2001 (Apr.1, 2000- Mar.31, 2001)	Fiscal 2002 (Apr.1 2001- Mar.31, 2002)
Retained earning at end of year	16,901	9,806
Reversal of special depreciation reserve	31	34
Reversal of deferred income taxes on fixed assets	14	14
Total	16,947	9,854
The appropriations are as follows:		
Profit reserve	1	-
Cash dividends	1,867	929
	(Ordinary 5.00 yen)	(Ordinary 2.50 yen)
Directors' bonuses	120	-
Special depreciation reserve	18	18
Reserve for deferred income taxed on fixed assets	3	36
Special reserve	3,000	-
Retained earrings carried forward	11,937	8,870

4. Notes

(1) Notes required by Non-consolidated Financial Statements Regulations of Japan (Excluding Non-consolidated Financial Statements Regulation of Japan Art. 8-6, Art.8-7 Section1-(3), Art.8-12)

① Accumulated depreciation of tangible fixed assets

(Mar.31, 2001) 227,798 million (Mar.31, 2002) 217,290 million

② Guarantees of loans (including contingent guarantees)

(Mar.31, 2001) 6,080 million (Mar.31, 2002) 6,258 million

(2) Notes required by Non-consolidated Financial Statements Regulations of Japan excluding(1)

① Lease transaction

	Mar.31, 2001	Mar.31, 2002
Lease rental expense	673 million	629 million
Minimum lease payments	1,193 million	872 million

② Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Mar.31, 2001]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,309 million	4,030 million	1,720 million
Affiliates' stock	-	-	-
Total	2,309 million	4,030 million	1,720 million

[Mar.31, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	1,978 million	3,158 million	1,180 million
Affiliates' stock	-	-	-
Total	1,978 million	3,158 million	1,180 million

③ Tax effect accounting

Breakdown of deferred tax assets and liabilities by major factors

	March 31, 2002
<Deferred tax assets>	
Reserve for retirement benefits	5,385 million
Loss carried forward	3,719
Accrued employees bonuses	1,167
Others	2,937
Subtotal	13,210
<Deferred tax liabilities>	
Difference in valuation of other securities	△ 6,198
Others	△ 395
Subtotal	△ 6,593
Net deferred tax assets	6,616

(3) Increase of shares outstanding by new issue of stocks

① A method of issuance: Issuance of new stocks through stock exchange

② Number of stocks issued: 569,359

③ Issue price: —

④ Amounts of capital reserve to be increased : 255 million

5. Change of directors (As of June 27, 2002)

(1) Representative Director

None

(2) Other directors

Candidates for board director

Executive managing directors	Norio Sato

Candidate for corporate auditor

Corporate auditors(standing)	Yoshihiro Matsuyama

They are expected to retire from their posts

Board director	Koji Muraki
Corporate auditor (standing)	Yasuaki Watanabe

July 26, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara
President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261

Notification Concerning the Allotment of Stock Options (Warrant Rights)

(Warrant rights to be issued on advantageous terms in accordance with Articles 280-20 and 280-21 of the Commercial Code)

At the 65th Annual General Meeting of Shareholders held on June 27, 2002, Hitachi Cable resolved to issue warrant rights in the form of stock options pursuant to Articles 280-20 and 280-21. At the Board of Directors Meeting held on July 26, 2002, the conditions of issuance for said warrant rights were determined as follows.

1. Date of issuance of warrant rights

July 26, 2002

2. Type and number of shares authorized for issuance upon exercise of warrant rights

The upper limit on shares of common stock to be issued is 333,000. The number of shares authorized for issuance upon exercise of each warrant right (hereinafter "the number of authorized shares") is set at 1,000.

[ ]

3. Total number of warrant rights to be granted

A total of 333 warrant rights are to be granted.

4. Amount to be charged upon issuance of warrant rights

No charge

5. Amount of money to be paid by individuals exercising warrant rights

¥587 per share [ ]

(The following formula, agreed upon at the 65th Annual General Meeting of Shareholders held on June 27, 2002, and the Board of Directors Meeting held on July 26, 2002, will be used to calculate the amount of money to be paid.)

Calculation Method

The amount of money paid by individuals exercising their warrant rights will be determined by multiplying the number of authorized shares by the price per share issued or transferred upon exercise of each warrant right (hereinafter "the payment amount").

The payment amount per share is the average daily closing price (including bid price) for ordinary shares of common stock traded on the Tokyo Stock Exchange during a period of 30 consecutive trading days beginning 45 trading days prior to the granting date. (Figures do not include days on which no closing price is reported; fractions are rounded up to the nearest yen). However, if the said amount falls below the closing price on the granting date, the payment amount will be the same as the closing price on the granting date. (In cases where no closing price is reported, the closing price of the first trading day prior to the granting date will be used.)

6. Period during which the warrant rights may be exercised

July 1, 2004, through June 26, 2012

7. Portion of issuing price not included in the stated capital account

¥293 per share

8. Individuals receiving warrant rights

Directors	18 persons	213 warrant rights
Employees	15 persons	120 warrant rights
Total	33 persons	333 warrant rights

[ ]Note: Should our common stock be split or consolidated after the granting date, we will carry out a fixed adjustment of the number of shares granted and the payment amount.

<Reference>

Date on which the Board of Directors resolved to discuss stock option grants at the Annual General Meeting of Shareholders April 25, 2002

Date of Annual General Meeting of Shareholders June 27, 2002

July 29, 2002

Sumitomo Electric Industries, Ltd.
(Code no.: 5802)
Tatsuta Electric Wire & Cable Co., Ltd.
(Code no.: 5809)
Hitachi Cable, Ltd.
(Code no.: 5812)

Establishment of Joint Venture Company for Business in Wires and Cables for Buildings and Industrial Equipment

Sumitomo Electric Industries, Ltd. (hereinafter referred as SEI; President: Norio Okayama), Tatsuta Electric Wire & Cable Co., Ltd. (hereinafter referred as Tatsuta Electric Wire & Cable; President: Kiyoshi Usami), and Hitachi Cable, Ltd. (hereinafter referred as Hitachi Cable; President: Seiji Hara) are pleased to announce the July 29 establishment of Sumiden Hitachi Cable Ltd. (hereinafter referred as Sumiden Hitachi Cable) based on an agreement reached by the three companies in March 2002.

Sumiden Hitachi Cable will consolidate production management, distribution, and sales operations of the three companies' businesses in wires and cables for buildings and industrial equipment. The establishment of Sumiden Hitachi Cable will reorganize the production operations of SEI, Tatsuta Electric Wire & Cable, Hitachi Cable, and their respective group companies. Sumiden Hitachi Cable and the production companies will be independent entities; however, each production company will engage in production activities according to an optimum production allocation framework established by the new company in its role of consolidating the companies' business in wires and cables for building and industrial equipment into a single production and sales operation.

Outline of Sumiden Hitachi Cable

1. Company Name	Sumiden Hitachi Cable Ltd.
2. Established	July 29, 2002
3. Start of business	January 1, 2003 (projected)
4. Business activities	Production management, distribution, and sales operations

related to wires and cables for buildings and industrial equipment

5.Capital ¥400 million

6. Ownership SEI, 40%; Hitachi Cable, 40%, Tatsuta Electric Wire & Cable, 10%; Tonichi Kyosan Cable, Ltd., 10%

7. Directors

	Name	Present Status
President and Representative Director	Masamichi Morishima	President, Tonichi Kyosan Cable, Ltd.
Senior Executive Managing Director	Kazuhiko Masuo	President, Sumiden Cable Co., Ltd.
Executive Managing Director	Sadaaki Suganami	Executive Managing Director, Hitachi Cable Sales Corp.
Board Director	Tatsuo Komaya	Executive Managing Director, Hitachi Cable Sales Corp.
Board Director	Isao Takahashi	Executive Managing Director, Hitachi Cable Sales Corp.
Board Director	Michiaki Nakamura	Director, Sumiden Cable Co., Ltd.
Board Director	Susumu Kawashima	General Manager, Osaka Sales Department, Sumiden Cable Co., Ltd.
Board Director	Takashi Motoki	Sales Manager, Electric Wire & Cable Div. Tatsuta Electric Wire & Cable Co., Ltd.
Corporate Auditor (not standing)	Masaru Okazaki	Board Director, Hitachi Cable, Ltd.
Corporate Auditor (not standing)	Mitsuyuki Unagi	General Manager, Tokyo Finance & Accounting Department, Sumitomo Electric Industries, Ltd.

8. Number of employees Approximately 200 (projected)

9. Net sales ¥50.0 billion per year (fiscal 2004 target)

10.Head office Sumitomo Real Estate Building No. 8, 3F
6-9-3 Ueno, Taito-ku, Tokyo

11. Operating bases Sapporo, Sendai, Aomori, Akita, Morioka, Yamagata, Niigata, Koriyama, Tokyo (Taito Ward), Mito, Yokohama, Chiba, Nagoya, Osaka, Toyama,

	Takamatsu, Hiroshima, Fukuoka
12. Distribution bases	Sapporo, Sendai, Hitachi, Ishioka, Kawasaki, Nagoya, Inukami County (Shiga Prefecture), Higashi-Osaka, Sakai, Hiroshima, Fukuoka, Miyaki County (Saga Prefecture)
13. Brand names	600V and 6,600V CV cables, vinyl insulated internal wires (IV), vinyl-sheathed insulated control cables (CVV), and fire-resistant, heat-resistant, and alarm electric power cables will be marketed under the new HS&T brand. (Other cables, fittings, and construction will be sold under the brand of the consigned manufacturer.)

Reference

1. Key phrase

"Business in wires and cables for buildings and industrial equipment"

This refers principally to sales of wires and cables used in the construction of plants and buildings to businesses engaging in electrical construction, electrical cable sales, and electrical construction material sales.

2. Outline of consolidated structure

Former structure


Users (Electrical construction companies, etc.)
Sumiden Cable Co., Ltd.
Hitachi Cable Sales Corp.
Manufacturer (SEI and group companies)
Manufacturer (Hitachi Cable and group companies)
Manufacturer (Tatsuta Electric Wire & Cable Co., Ltd.)

After commencement of operations at Sumiden Hitachi Cable Ltd.


Users (Electrical construction companies, etc.)
Sumiden Hitachi Cable, Ltd. (Sales, distribution production management)
Manufacturer
Manufacturer
Manufacturer
Manufacturer
Manufacturer

August 7, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara
President and Representative Director
Code Number: 5812
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261
Parent Company: Hitachi, Ltd.
Representative: Etsuhiko Shoyama

Revised Forecast of Performance and Dividend for First Half of 2003

Hitachi Cable announced today, a revision of its forecast consolidated and non-consolidated business results and cash dividends for the interim period from April 1, 2002, to September 30, 2002, which were announced April 25, 2002. In addition, the Company made an announcement regarding an extraordinary profit and loss forecast for the same interim period. Details of these revisions follow.

1. Consolidated financial forecast (April 1, 2002 to September 30, 2002)

	Unit	Net sales	Ordinary income	Net income
Previous forecast (A)	million yen	172,000	-1,500	-200
Revised forecast (B)	million yen	160,000	-2,600	-1,800
(B) − (A)	million yen	-12,000	-1,100	-1,600
(B)/(A) × 100	%	-7	—	—
(Reference) Results for fiscal 2002	million yen	353,050	-3,444	-1,488
Results for first half of fiscal 2002	million yen	181,754	1,748	828

2. Non-consolidated financial forecast (April 1, 2002 to September 30, 2002)

	Unit	Net sales	Ordinary income	Net income
Previous forecast (A)	million yen	126,000	-1,000	0
Revised forecast (B)	million yen	121,000	-2,000	-400
(B) − (A)	million yen	-5,000	-1,000	-400
(B)/(A) × 100	%	-4	—	—
(Reference) Results for fiscal 2002	million yen	269,850	-2,738	-263
Results for first half of fiscal 2002	million yen	144,018	1,150	895

3. Reasons for Performance Forecast Revisions

In addition to decreased demand from the North American telecommunications industry, domestic capital investment has continued to be restrained over the long term. This has resulted in lower net sales than originally expected for both Hitachi Cable and the Hitachi Cable Group.

The Hitachi Cable Group has implemented a number of policies to increase profitability, including the Procurement Renewal Project (PRP) and other efforts to decrease expenses and fixed costs. However, due to falling net sales and a currency exchange loss as a result of the strong yen, consolidated and non-consolidated ordinary income for the interim period from April 1, 2002, to September 30, 2002, are expected to be significantly lower than originally forecast.

As a result of ordinary income for the term falling below initial estimates and the projected extraordinary profit and loss shown in 4 below, net loss for the interim period from April 1, 2002, to September 30, 2002, are expected to 1.8 billion yen on a consolidated basis and 0.4 billion yen on a non-consolidated basis.

Regarding the business results forecast for the fiscal year started April 1, 2002 and ending March 31, 2003, estimation is difficult at this time due to uncertain demand trends, and an announcement regarding revision of original estimates is expected along with the announcement of midterm business results.

4. Breakdown of extraordinary loss for the period from April 1, 2002, to September 30, 2002

Current estimates of items and amounts of extraordinary income and losses are as follows:

(1) Consolidated

A. Income from sale of investment securities 4.8 billion yen

B. Income from sale of land 0.7 billion yen

C. Loss on write-down of investment securities -2.6 billion yen
(Main items include loss on write-down of shares of KDDI Submarine Cable Systems Inc. -2.3 billion yen)

D. Loss on sale of investment securities -1.4 billion yen
(Loss on sale of shares of equity method company Kyoritsu Hiparts Co., Ltd.)

E. One-time expense for implementation of early retirement and transfer assistance system (special retirement premium cost)
-1.6 billion yen

(2) Non-consolidated

A. Income from sale of investment securities 4.8 billion yen

B. Loss on write-down of investment securities -2.8 billion yen
(Main items include loss on write-down of shares of KDDI Submarine Cable Systems Inc. -2.3 billion yen)

C. One-time expense for implementation of early retirement and transfer assistance system (special retirement premium cost)
-1.0 billion yen

5. Revisions to First Half of Fiscal 2003 Dividend Forecast
Revision of forecast cash dividends for the period from April 1, 2002, to September 30, 2002

In line with the above revisions to the forecast business results, the forecast cash dividends announced on April 25, 2002, have been revised as follows. Regarding end-of-term cash dividends, estimation is difficult at this time due to difficulties in the estimation of the business results for the fiscal year started April 1, 2002 and ending March 31, 2003. End-of-term dividends will be reevaluated upon announcement of midterm business results.

(1) Revisions to Dividend Forecast

	Interim dividend	Year-end dividend	Annual dividend
Precious Forecast (March 25, 2002)	3.75 yen per share	3.75 yen per share	7.50 yen per share
Revised Forecast	2.50 yen per share	Undecided	Undecided

(2) Results for fiscal 2002

	Interim dividend	Year-end dividend	Annual dividend
Dividend per share	5.00 yen per share	2.50 yen per share	7.50 yen per share

(Note)
The performance forecasts and targets in this material are based on assumptions that were judged to be valid at the time this material was created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia, the United States)
- Rapid technological changes (in particular in electronics business)
- The ability of the Company and its subsidiary companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in markets and/or market conditions (in particular, in electronics business)
- Changes in exchange rates
- Changes in the fund raising environment
- The ability of the Company and its subsidiary companies to react to changes in product supply and demand, product market conditions, and changes in exchange rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

October 28, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara
President and Representative Director
Code Number: 5812
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261
Parent Company: Hitachi, Ltd.
Representative: Etsuhiko Shoyama

Revised Forecast of Performance and Dividend for Fiscal 2003

Hitachi Cable, Ltd. announces the following revisions to its projected consolidated and non-consolidated results forecast for fiscal 2003, ending March 31, 2003, which was disclosed during its April 25, 2002, announcement of accounts settlement for fiscal 2002 as well as its dividend forecast, which was disclosed during its August 7, 2002, announcement of results forecast for the first half of fiscal 2003 and revision to dividend forecast. These revisions as well as anticipated extraordinary income or loss for fiscal 2003 are as follows.

1. Consolidated financial forecast (April 1, 2002 to March 31, 2003)

	Unit	Net sales	Ordinary income	Net income
Previous forecast (A)	million yen	354,000	4,000	2,800
Revised forecast (B)	million yen	320,000	-1,700	-4,000
(B) − (A)	million yen	-34,000	-5,700	-6,800
(B)/(A) × 100	%	-9.6	-	-
(Reference) Results for fiscal 2002	million yen	353,050	-3,444	-1,488

2. Non-consolidated financial forecast (April 1, 2002 to March 31, 2003)

	Unit	Net sales	Ordinary income	Net income
Previous forecast (A)	million yen	262,000	4,000	3,500
Revised forecast (B)	million yen	240,000	-2,300	-2,000
(B) − (A)	million yen	-22,000	-6,300	-5,500
(B)/(A) × 100	%	-8.4	-	-
(Reference) Results for fiscal 2002	million yen	269,850	-2,738	-263

3. **Reasons for performance forecast revisions**

Both sales for Hitachi Cable and for the Hitachi Cable Group are expected to fall short of initial forecasts due to such factors as weakness in end-user IT demand in North America and other markets and the prolonged trend to curb capital investment. Nevertheless, we expect our profitability to improve in the second half of fiscal 2003 due to the effectiveness of such cost-reducing initiatives as streamlining human resources and decreasing materials procurement costs. However, this is not likely to be sufficient to compensate for the substantial downturn in first-half results. Consequently, the Company anticipates that ordinary income (loss) will fall substantially below initial forecasts on both a consolidated and non-consolidated basis. In addition to this anticipated decline in ordinary income, as explained in item 4 below, Hitachi Cable also foresees recording an extraordinary loss. Hence, we anticipate recording a consolidated net loss of 4.0 billion yen and a non-consolidated net loss of 2.0 billion yen.

4. **Breakdown of extraordinary income and loss for fiscal 2003**

Current estimates of items and amounts of extraordinary income and losses are as follows:

(1) Consolidated (The figures in parentheses are included in the total for extraordinary income and losses arising during the interim period ended September 30, 2002.)

A. Gain on sale of investment securities	8.7 billion yen	(5.5 billion yen)
B. Gain on sale of land	2.2 billion yen	(0.7 billion yen)
C. Devaluation of investment securities	-2.8 billion yen	(-2.8 billion yen)
* Including -2.3 billion yen in share of KDDI Submarine Cable Systems Inc.		
D. Loss on sale of investment securities	-1.4 billion yen	(-1.4 billion yen)
* -1.4 billion yen in equity method company Kyoritsu Hiparts Co., Ltd.		
E. Business restructuring expenses	-9.3 billion yen	(-1.6 billion yen)
· Additional early retirement expenses	-5.3 billion yen	(-1.6 billion yen)
· Loss on disposal of assets	-4.0 billion yen	

(2) Non-consolidated (The figures in parentheses are included in the total for extraordinary income and losses arising during the interim period ended September 30, 2002.)

A. Gain on sale of investment securities	8.7 billion yen	(5.5 billion yen)
B. Gain on sale of land	1.4 billion yen	(0.1 billion yen)
C. Devaluation of investment securities	-2.8 billion yen	(-2.8 billion yen)
* Including -2.3 billion yen in share of KDDI Submarine Cable Systems Inc.		
D. Business restructuring expenses	-8.0 billion yen	(-0.9 billion yen)
· Additional early retirement expenses	-4.0 billion yen	(-0.9 billion yen)
· Loss on disposal of assets	-4.0 billion yen	

5. Revisions to fiscal 2003 dividend forecast

In line with the above revisions to the forecast business results, the forecast cash dividend announced on August 7, 2002, have been revised as follows.

(1) Revisions to Dividend Forecast

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (August 7, 2002)	2.50 yen per share	Undecided	Undecided
Revised forecast	2.50 yen per share	2.50 yen per share	5.00 yen per share

(2) Results for fiscal 2002

	Interim dividend	Year-end dividend	Annual dividend
Dividend per share	5.00 yen per share	2.50 yen per share	7.50 yen per share

(Note)

The performance forecasts and targets in this material are based on assumptions that were judged to be valid at the time this material was created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia, the United States)
- Rapid technological changes (in particular in electronics business)
- The ability of the Company and its subsidiary companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in markets and/or market conditions (in particular, in electronics business)
- Changes in exchange rates
- Changes in the fund raising environment
- The ability of the Company and its subsidiary companies to react to changes in product supply and demand, product market conditions, and changes in exchange rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

(Summarized Translation)

Consolidated Financial Report for 1st half of fiscal 2003 ended March 31, 2003

October 28, 2002

Name of Listed Company: **Hitachi Cable,Ltd.**
Stock Exchange where listed (Section): Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Code Number: 5812
Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
President and Representative Director: Seiji Hara
Contact: Suzumura Shinichiro
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 28,2002
Name of Parent Company: Hitachi, Ltd. (Code Number: 6501)
Ratio of Shares that Hitachi, Ltd. holds: 52.7%
US GAAP: No.

1. Performance over 1st half of the year under review (Apr.1, 2002-Sep.30, 2002)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/02	157,653	(-13.3%)	-2,385	(—)	-2,629	(—)
September/01	181,754	(-6.0%)	2,294	(-81.5%)	1,748	(-85.2%)
March/02	353,050		-1,767		-3,444	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (yen)	Dilute interim net income (loss) per share (yen)
September/02	-2,100	(—)	-5.65	—
September/01	828	(-76.8%)	2.22	—
March/02	-1,488		-3.99	—

(Notes)

① Investment income based on equity method

September/02	-25 million yen
September/01	99 million yen
March/02	273 million yen

② Average number of shares outstanding (Consolidated)

	Common	Preferred
September/02	371,980,946	—
September/01	373,445,226	—
March/02	373,355,863	—

③ We haven't made change in accounting policy.

④ Figures are rounded down to the nearest 1 million yen.

⑤ Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Financial Standing

	Total asset (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
September/02	368,988	190,972	51.8	513.43
September/01	430,324	206,359	48.0	552.58
March/02	412,992	200,950	48.7	540.20

(Note)Number of shares outstanding at the end of period (consolidated)

	Common	Preferred
September/02	371,954,741	—
September/01	373,445,440	—
March/02	371,991,360	—

(3) Statement of cash flow

	Cash flow from operating activities (million yen)	Cash flow from investing activities (million yen)	Cash flow from Financing activities (million yen)	Shareholders' equity per share (yen)
September/02	20,393	2,344	-23,505	11,291
September/01	5,305	-15,479	7,473	14,011
March/02	27,693	-32,099	-816	11,866

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 37
Number of non-consolidated subsidiaries, applied the equity method: —
Number of affiliated companies, applied the equity method: 8

(5) Change in scope of consolidation and application of the equity method
Consolidation New companies: 4
Companies removed: 2
Equity method New companies: 2
Companies removed: 2

2. Business results forecast for fiscal year 2003 (Apr.1, 2002-Mar.31, 2003)

	Net Sales (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)
March/03	320,000	-1,700	-4,000

(Reference) Forecast net income (loss) per share (March/03) : -10.75 yen

* Safe harbor statement
The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

— —

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:30 am on October 29, 2002), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

— —

1. State of Consolidation (as of Sep. 30, 2002)

(1) Business map

Parent Company：Hitachi, Ltd.

Manufacturing Companies

Wires and cables

—Consolidated Subsidiaries 11—

- Tonichi Kyosan Cable, Ltd.◎
- Hitachi Wire Rod Co., Ltd.
- Hitachi Cable Fine Tech, Ltd.
- Hitachi Magnet wire, Ltd.
- Hitachi Cable (Johor) Sdn. Bhd.
- Shanghai Hitachi Cable Co., Ltd.
- Hitachi Cable (Singapore) Pte. Ltd.
- Thai Hitachi Enamel Wire Co., Ltd.
- Hitachi Cable Manchester Inc.
- Hitachi Bangkok Cable Co., Ltd.
- Hitachi Cable Philippines, Inc.
- ConEx Cable, Inc.

—Non-consolidated Subsidiaries 3—

- Tonichi Densen Kako Co., Ltd.
- Other 2 Companies

—Affiliates 5—

- *J-Power Systems Corp.
- *Advanced Cable Systems Corp.
- *Nippon Seisen Cable, Ltd.
- Other 2 companies

Information Systems and Electronic Components

—Consolidated Subsidiaries 3—

- Power & Com Tech, Ltd.
- Hitachi Cable Precision Co., Ltd.
- Hitachi Cable PS Techno (Malaysia) Sdn. Bhd.

—Non-consolidated Subsidiaries 3—

- Kawanishi Kogyo Co., Ltd.
- Other 2 Companies

Copper products

—Consolidated Subsidiaries 2—

- Hitachi Alloy, Ltd.
- Hitachi Copper Products, Ltd.

—Affiliates 3—

- Okuda Metal Co., Ltd.
- *Shanghai Sunshine Copper Tube, Ltd.
- Other 1 Company

Hitachi Cable, Ltd.

Sales and Services Companies

—Consolidated Subsidiaries 14—

- Hitachi Densen Shoji, Ltd.
- Hitachi Cable Distribution, Ltd.
- Toritsu Syokai, Ltd.
- Ibanichi Densen Shoji, Ltd.
- Chunichi Densho, Ltd.
- Hokkai Hitachi Densen Kihan, Ltd.
- Tatara Denki Kogyo Co., Ltd.
- Nissen Densen Shoji, Ltd.
- Nisshin Sangyo, Ltd.
- Kansai Hi-Elec., Ltd.
- Kansai Hi-Metal, Ltd.
- Hitachi Cable America Inc.
- Hitachi Cable Asia Ltd.
- Hitachi Cable Europe Ltd.

—Non-consolidated Subsidiaries 4—

- Tonichi Shoji, Ltd.
- Tohoku Rubber Hanbai, Ltd.
- Other 2 Companies

—Affiliates 3—

- *Sumiden Hitachi Cable, Ltd.
- *Matsumoto Dengyo Co., Ltd.
- *Nanritsu Co., Ltd.

Customers

Electric Equipment, Construction and Others

—Consolidated Subsidiaries 6—

- Hitachi Cable Logi-Tech, Ltd.
- Tohoku Rubber Co., Ltd.
- Hitachi Cable MEC-Tech, Ltd.
- Hidec Systems Co., Ltd.
- Hitachi Cable Industrial Products, Ltd.
- Hitachi Cable Indiana, Inc.

—Non-consolidated Subsidiaries 11—

- Hitachi Cable UK, Ltd.
- Other 10 Companies

—Affiliates 5—

- *Thai Wire and Cable Services Co., Ltd.
- *Oxford Wire and Cable Services, Inc.
- Other 3 Companies

(Note)

⇨ Flow of Products/Services

* Company Applied the Equity Method

◎ Open Company on Over-the-counter Market

Notes:

1. The Hitachi Cable Group is engaged principally in the manufacturing and sales of various products, beginning with wires and cables and also including semiconductor packaging materials, compound semiconductors, information transmission systems, copper products, and rubber products as well as construction work related to the installation of power cables and the communication cables and all related activities. If the businesses of Hitachi Cable are shown in a diagram, they are generally as stated above. Please note that there were not material changes in the content of the Company's business activities.
2. The magnet wires manufacturing business of Hitachi Cable was transferred to Hanashima Electric Wire Co., Ltd., a consolidated subsidiary of Hitachi Cable, and the name of Hanashima Electric Wire was changed to Hitachi Magnet Wire, Ltd.
3. As of October 1, 2002, three former consolidated subsidiaries, Ibanichi Densen Shoji, Ltd., Chunichi Densho, Ltd., and Nissen Densen Shoji, Ltd., were merged into Hitachi Densen Shoji, Ltd., a consolidated subsidiary of Hitachi Cable.

(2) Affiliated Companies

Changes among principal affiliated companies during the interim period under review were as follows:

Wires and cables

The following companies were newly established: Advanced Cable Systems Corp. and Sumiden Hitachi Cable, Ltd.

Information systems and electronic components

The following company was dissolved: Kitsuda Co., Ltd.

Sales and Other Companies

The following company was eliminated through a merger: Hitachi Cable International, Ltd.

Notes:

1. Sumiden Hitachi Cable, Ltd. was established on July 29, 2002, jointly by the Company, Sumitomo Electric Industries, Ltd., Tatsuta Cable Co., Ltd., and Tonichi Kyosan Cable, Ltd., a consolidated subsidiary of the Company. This new joint company is scheduled to carry on and consolidate the sales, distribution management, production management, and other operations related to sales of products for electric construction work formerly carried out by the founding companies, beginning January 1, 2003.
2. Advanced Cable Systems Corp. was founded as a 50-50 joint venture between the Company and Corning Cable Systems corporation, of the United States on March 15, 2002. This new company has taken over the fiber optics cable manufacturing business of the two founding companies in Japan and overseas and it began operations on August 1, 2002. Please note that beginning with the interim period under review, this new company has been accounted for by the equity method.
3. Kitsuda, formerly a consolidated subsidiary of the Company, was dissolved as of April 30, 2002, and, as of May 1, 2002, all of its operations were transferred to Hitachi Cable Precision Co., Ltd., formerly an unconsolidated subsidiary. Please note that Hitachi Cable Precision has been treated as a consolidated subsidiary beginning with the interim period under review.
4. The sales operations in Asia of Hitachi Cable International, Ltd., which was formerly a consolidated subsidiary of the Company, were transferred to Hitachi Cable Asia Ltd., a subsidiary of the Company, as of March 31, 2002. Similarly, the sales operations of Hitachi Cable International in Europe were transferred to subsidiary Hitachi Cable Europe Ltd. on the same date. Beginning with the interim period under review, Hitachi Cable Asia Ltd. and Hitachi Cable Europe Ltd have been consolidated with the parent. In addition, the operations of Hitachi Cable International were absorbed by the Company on April 1, 2002.
5. An outline of the companies that became affiliates of the Company during the interim period is as

follows
The figure in parentheses is the percentage of indirect ownership within the total ownership percentage.

Name	Advanced Cable Systems Corp.	Sumiden Hitachi Cable, Ltd.
Location	Chiyoda-ku, Tokyo, Japan	Taito-ku, Tokyo, Japan
Capital	750 million yen	400 million yen
Principal lines of business	Manufacturing fiber optic cable for the Japanese market	Sales of products, management of distribution, production management, and other operations related to sales of electric construction work.
Percentage of voting shares owned by the Company	50.0%	50.0% (10.0%)
Relationships with the Company	This company is in charge of Hitachi Cable′s manufacturing operations for fiber optic cable for delivery in the domestic market. The Company also leases real estate to Advanced Cable Systems. One director of Advanced Cable Systems appointed to the board of Hitachi Cable and two employees seconded from Hitachi Cable to become directors of Advanced Cable Systems.	This company is scheduled to sell products of Hitachi Cable. One director of Sumiden Hitachi Cable appointed to the board of Hitachi Cable and four employees from Hitachi Cable appointed full-time to the board of Sumiden Hitachi Cable.

2. Management Policies

(1) Corporate Management Policies

To achieve continuous expansion of business, the basic business policy of the Hitachi Cable Group is to "Improve the Management Quality." This is achieved by improving all aspects of management, with a focus on customer satisfaction and quality, thereby constructing a management system that provides customers with the products and services they require. The Hitachi Cable Group sees this as essential to emerge as a leader in the era of megacompetition among global corporations.

(2) Basic Dividend Policy

The basic dividend policy of the Hitachi Cable Group is to provide shareholders with stable dividend while taking into consideration business results, the strengthening of management, and future business expansion.

(3) Policy and Philosophy Regarding the Reduction of the Minimum Share Investment Unit

The Hitachi Cable Group sees the reduction of the minimum share investment unit as a method of stimulating the market for its stock. On the other hand, this reduction incurs large expenses. With a view to achieving the primary short-term goal of the Group improvement of business results taking into consideration stock market trends, business results, and share prices, the Group will continue to consider adjustment of the minimum share investment unit in the future.

(4) Medium- and Long-term Management Strategy

Another important short-term goal of the Hitachi Cable Group is to increase its global competitive power and improve financial results at the earliest possible date, even under the present severe market conditions both domestically and abroad. To achieve this, the Group has shifted management resources to the growth industry of e-business, including IT and electronics related products, as well as is conducting in-Group mergers and forging alliances with competitors to radically streamline its traditional (non-e-business) operations. These measures will encourage reform to business structure and further strengthen Group management.

Further, to create the best production and marketing systems possible, a revolutionary new management system using cutting-edge IT to manage work flow, organizations, and evaluation is being created. The Hitachi Cable Group is working together to become well regarded by its customers in all areas including cost, service, and timely delivery of products and as a company that is able to reinvent itself in the face of changing market conditions.

(5) Basic Policy Concerning Relationship with Parent Company

As a member of the Hitachi Group, which shares a common business vision and brand, Hitachi Cable plans to continue and strengthen its relationship with Hitachi, Ltd., especially in the field of research and development.

3. Results of Operations and Financial Standing

(1) Results of Operations

During the interim term under review, the Japanese economy was characterized by a lack of momentum. Although overseas demand helped the economy progress toward recovery, the worldwide drop in stock prices and the yen's appreciation following the loss of confidence in U.S. companies' accounting practices as well as weak end user demand in IT sectors proved detrimental to exports, which have been the primary drivers of economic growth. Domestically, deflation persisted and employment and income situations remained severe.

Amid this business environment, the Hitachi Cable Group concentrated its efforts to maintain profitability by securing purchase orders. However, despite domestic growth in products related to information networks and indications of a recovery in such products as semiconductor packaging materials and compound semiconductors for optical devices, harsh business conditions resulted in a sharp decline in exports, particularly in fiber-optic components, fiber-optic submarine cables, and other data infrastructure related products. Consequently, purchase orders declined substantially.

As a result, consolidated net sales for the interim term amounted to 157,653 million yen, a decline of 13% compared with the first half of the previous fiscal year. Although the Company made every effort

to curb purchasing and human resources expenses and reduce overall costs, it was insufficient to compensate for the decline in selling prices, and, thus, with regret, the Company reluctantly recorded an ordinary loss of 2,629 million yen and a net loss for the interim term of 2.1 billion yen on a consolidated basis.
Business results by individual segment were as follows.

Wires and Cables
Beset with both receding capital investment by electric power companies and declining regional construction related demand, sales of power cables declined compared with the same half of the previous year.
In fiber-optic cables, the lack of large-scale works projects drove down sales of submarine fiber-optic cables, which had previously propped up sales, which resulted in a substantial decline in sales compared with the same half of the previous year.
Sales of electronic wires exceeded those for the same half of the previous year as overseas sales, in particular, grew following the conclusion of inventory adjustments in IT devices. Meanwhile, magnet wires maintained the same level of sales as that of the same half of the previous year.
As a result, net sales for this segment were 60,134 million yen, a decrease of 27% compared with the same half of the previous year.

Information Systems and Electronic Components
In optical components, with no clear indication of a recovery in capital investment by U.S. telecommunications companies, sales of guided-wave optical multi/demultiplexers for wavelength division multiplexing systems declined substantially. In addition, sales of fiber-optic transceivers also dropped slightly short of those for the same half of the previous year.
Telecommunications-related construction and sales of such devices as antennae declined due to the postponement of capital investment related to next-generation mobile telephone systems. On the other hand, boosted by strong capital investment by domestic telecommunications companies in wide-area Ethernet networks as well as the commencement of FTTH (Fiber To The Home) services, sales grew in data transmission systems products.
Sales of semiconductor packaging materials also increased as the Company successfully seized the opportunity presented by the conclusion of semiconductor inventory adjustments. Sales of compound semiconductors were also up as sales to the CD and DVD laser and LED application sectors increased, despite a decline in sales to the mobile phone communications device sector.
As a result, net sales for the segment were 45,209 million yen, down 3% compared with the same half of the previous year.

Copper Products
In copper strips, although a substantial decline was seen in sales to the submarine and high-frequency coaxial cable sector, the Company achieved record high production volumes in irregular-shaped strips for use in transistor leadframes in the semiconductor sector, and overall sales were maintained at approximately the same level as the same half of the previous year. Sales of copper tubes were strong, despite our customers' continued shift to overseas production as the ratio of such high-value-added products as inner-grooved copper tubes increased. However, owing to weakness in private-sector capital investment, sales of copper products for electrical applications fell below those for the same half of the previous year.
As a result, net sales for this segment were 24,192 million yen, approximately the same level as the same half of the previous year.

Electric Equipment, Construction and Others
Sales were weak in automotive hoses the Company's main product in the area of rubber products due to a decline in the domestic automobile production volume as well as declining product prices. However, orders increased for finance industry IT equipment components, and overall rubber product sales were maintained at approximately the same level as in the same half of the previous year.
Although there were large-scale purchase orders from overseas power line projects, business was weak in the domestic market.

As a result, net sales for this segment were 37,871 million yen, a decrease of 3% compared with the same half of the previous year.

(2) Issues Facing Hitachi Cable, Ltd. and Forecast for the Current Fiscal Year

Viewing the Japanese economy over the short term, although general government economic revitalization initiatives continue to be explored, there is little likelihood of any immediate results. As such, consumer spending is expected to remain weak, and there is no end in sight to deflationary trends, making the possibility of any recovery in domestic demand extremely remote. Meanwhile, although the U.S. economy appears to be progressing steadily toward a recovery, concerns of stock market weakness and a slowdown in consumer spending make a full-fledged recovery difficult to predict, and the U.S. economy will most likely not serve as a significant economic driver.

Given these severe conditions, the Hitachi Cable Group will implement the following measures to return to profitability.

First of all, the Company will work to improve its profitability by implementing greater cost reductions and further raising its asset efficiency. It will achieve this by reducing overall personnel expenses through early retirement and outplacement support programs, liquidating idle assets, and further lessening procurement costs through its PRP (Procurement Renewal Project). Also, by striving to reform our operations, we will reduce inventories, shorten lead times, and streamline business activities.

Next, Hitachi Cable will exert efforts to optimize its workforce, streamline its facilities, and conduct production in the most suitable locations. Further, the Company will work to produce results from the alliances with competitors and internal Group reorganization measures in which it has engaged thus far. During the interim term under review, we completed such reorganization measures as the commencement of business at Advanced Cable Systems Corp., our domestic fiber-optic cable manufacturing joint venture; the transfer of magnet wire manufacturing operations to Hitachi Magnet Wire, Ltd.; and the transfer of copper wire rod manufacturing operations to Hitachi Wire Rod Co., Ltd. Furthermore, full-fledged operations were commenced at Shanghai Sunshine Copper Tube, Ltd. — Hitachi Cable's copper tube joint venture in China and operations are scheduled to commence in January 2003 at Sumiden Hitachi Cable, Ltd., Hitachi Cable's joint venture for business in wires and cables for the construction industry. Through these reorganizational efforts, we will enhance cost-competitiveness, increase profitability, and reinforce the business foundation of the entire Hitachi Cable Group, thereby improving earnings.

Current forecasts regarding market trends and consolidated results for the fiscal year as a whole are as follows.

Wires and Cables

Sales of power cables are expected to remain weak as electric power company capital investment is in decline and large-scale metropolitan redevelopment projects have peaked out. In fiber-optic cables, sales are expected to increase as demand recovers. Meanwhile, as no further increase in demand from the information equipment sector is anticipated, we expect sales of electronic wires to hover at the same level as in the first half of the fiscal year.

As a result of the above, net sales for this segment are forecast to be 121.0 billion yen, a decrease of 22% compared with the previous year.

Information Systems and Electronic Components

In optical components, sales of fiber-optic transceivers are expected to remain at approximately the same level as in the first half of the fiscal year due to delays in the recovery in capital investment among telecommunications companies. In semiconductor-related products, growth is expected in LCD IC packaging materials for PCs and mobile phones. Telecommunications-related construction and sales of such devices as antennae are expected to rise with increased purchase orders from next-generation mobile phone systems. In network products, growth is anticipated in devices for wide-area Ethernet network transmission mechanisms and FTTH applications.

As a result, net sales for this segment are forecast to be 99.0 billion yen, an increase of 4% compared with the previous year.

Copper Products

Demand for copper strips from the semiconductor sector — particularly transistors — is expected to

increase. However, sales of copper tubes will likely proceed at a low level due to the market' s shift to overseas production. Sales of copper products for electrical applications should recovery slightly. As a result, net sales for this segment are forecast to be 48.0 billion yen, an increase of 1% compared with the previous year.

Electric Equipment, Construction and Others
In rubber products, sales are expected to remain at approximately the same level as in the first half of the fiscal year through sustained purchase orders of automotive hoses. However, owing to cutbacks in capital investment by power companies, construction related to power transmission cables is expected to continue to diminish.
As a result, net sales for this segment are forecast to be 72.0 billion yen, an increase of 4% compared with the previous year.

Projected net sales by individual business segment for the current fiscal year are as shown above. With the effect of cost-cutting and streamlining measures, yearly net sales for the current fiscal year are projected to be 320.0 billion yen and ordinary loss is forecast at 1.7 billion yen. In addition, the Company anticipates an extraordinary loss of 14.5 billion yen, including approximately 5.3 billion yen in extra retirement benefits from early retirement and outplacement programs and approximately 4.0 billion yen in a loss on the retirement of facilities. We also foresee recording extraordinary income of 10.9 billion yen from the gain on the sale of land and marketable securities. As a result, a net loss for the current fiscal year is anticipated of 4.0 billion yen.

(3) Financial Standing
① Financial Standing for the Interim Term under Review
Cash and cash equivalents for the interim term under review amounted to 11,291 million yen, a decrease of 575 million yen compared to the previous fiscal year. Cash flows and their main contributing factors are as follows.

Cash flows resulting from operating activities amounted to 20,393 million yen. This was due to such factors as a decline in trade receivables of 12,780 million yen and a fall in inventories of 5,668 million yen compared to the previous fiscal year-end, which countered the net loss before income tax of 2,228 billion yen.

Cash flows resulting from investing activities amounted to 2,344 million yen. This included expenditures of 8,127 million yen for the acquisition of tangible fixed assets and proceeds of 9,454 million yen from the sale of investment securities.

Cash flows used in financing activities amounted to 23,505 million yen. This included 13,859 million yen in the repayment of short-term debt, 849 million yen in the repayment of long-term loans, and the redemption of corporate bonds of 7,783 million yen.

② Forecast for the Current Fiscal Year
Cash flows resulting from operating activities are expected to increase compared with the previous fiscal year, despite temporary expenses related to early retirement and outplacement programs due to reductions in trade receivables and inventories

Cash flows from investing activities are expected to be positive because of the sale of land and investment securities.

Regarding cash flows used in financing activities, to enable the flexible use of capital in response to the changing business environment, at the regular meeting of shareholders to be held June 27, 2002, the purchase of the Company' s own shares with an upper limit of the number of shares to be purchased of 4 million and an upper limit of the purchase amount of these shares of 2.4 billion yen was approved. The Company will conduct the purchase of its shares in a flexible manner, taking into consideration other

investments to be made in the business. Also, as was the case for the interim term, we will reduce interest-bearing liabilities.

As a result of the above, projected cash and cash equivalents at the current fiscal year-end will be 12.0 billion, roughly equivalent to that of the previous fiscal year-end.

4. Consolidated Balance Sheet

(million yen)

	1st half of Fiscal 2002 Sep. 30, 2001	1st half of Fiscal 2003 Sep. 30, 2002	End of Fiscal 2002 Mar. 31, 2002
(Assets)			
Current assets	188,586	152,081	176,917
Cash and deposit in bank	14,870	11,764	12,482
Notes receivable and accounts receivable	106,368	80,223	92,872
Inventories	53,986	42,472	47,772
Deferred income taxes	4,851	5,824	6,342
Other current assets	9,978	12,814	18,363
Allowance for doubtful accounts	-1,467	-1,016	-914
Fixed assets	241,738	216,907	236,075
Tangible fixed assets	170,236	153,225	160,440
Buildings and structure	55,050	52,452	53,904
Machinery and vehicles, etc.	81,554	75,358	79,072
Land	13,446	11,433	11,351
Construction in progress	20,186	13,982	16,113
Intangible fixed assets	2,108	2,885	2,294
Utility rights, etc.	2,108	2,885	2,294
Deferred income taxes	4,378	9,908	5,142
Investment, etc.	68,557	54,404	71,958
Allowance for doubtful accounts	-3,541	-3,515	-3,759
Total assets	430,324	368,988	412,992

	1st half of Fiscal 2002 Sep. 30, 2001	1st half of Fiscal 2003 Sep. 30, 2002	End of Fiscal 2002 Mar. 31, 2002
(Liabilities)			
Current liabilities	134,822	110,376	140,847
Notes payable and trade notes payable	27,952	29,889	34,482
Short-term debt	59,511	58,102	72,556
Amortized bond	17,783	-	7,783
Others	29,576	22,385	26,026
Fixed liabilities	83,161	61,669	65,044
Bonds	20,000	20,000	20,000
Long-term debt	20,804	12,094	12,384
Accrued severance indemnities	31,978	26,980	29,879
Accrued pension and severance cost for employees	1,395	1,408	1,607
Deferred income taxes	402	373	387
Others	8,582	814	787
Total liabilities	217,983	172,045	205,891
(Minority investment)			
Minority investments	5,982	5,971	6,151
(Shareholders' equity)			
Paid-in capital	25,948	-	25,948
Capital surplus	29,772	-	30,028
Consolidated surplus	142,082	-	137,893
The balance of other accountable securities	9,930	-	8,658
Adjustment account of exchange rate	-1,371	-	-516
Treasury stock	-2	-	-1,061
Total liabilities	206,359	-	200,950
Paid-in capital	-	25,948	-
Regal reserve	-	30,098	-
Profit reserve	-	134,622	-
The balance of other accountable securities	-	3,402	-
Adjustment account of exchange rate	-	-2,020	-
Treasury stock	-	-1,078	-
Total liabilities	-	190,972	-
Total liabilities, minority investment and shareholders' equity	430,324	368,988	412,992

5. Consolidated Statement of Profit and Loss

(million yen)

	1st half of fiscal 2002 (A) (Apr. 1, 2001- Sep. 30, 2001)	1st half of fiscal 2003 (B) (Apr. 1, 2002 Sep. 30, 2002)	End of fiscal 2002 (Apr. 1, 2001 Sep. 30, 2002)	B/A(%)
Net sales	181,754	157,653	353,050	87
Cost of sales	151,002	136,811	299,582	
Sales, general and administrative expenses	28,458	23,227	55,235	
Operating income	2,294	-2,385	-1,767	—
Non-operating income	2,808	3,099	6,436	110
(Interest and dividends received)	(821)	(859)	(1,276)	
(Miscellaneous revenues)	(1,987)	(2,240)	(5,160)	
Non-operating expenses	3,354	3,343	8,113	100
(Interest and discount charge paid)	(1,197)	(949)	(2,292)	
(Miscellaneous losses)	(2,157)	(2,394)	(5,821)	
Ordinary income	1,748	-2,629	-3,444	—
Extraordinary income	1,829	6,198	4,627	339
(Gain on sales of negotiable securities)	(1,829)	(5,452)	(2,866)	
(Compensation received for office and plant relocation)	(-)	(-)	(1,761)	
(Others)	(-)	(746)	(-)	
Extraordinary losses	1,971	5,797	2,215	294
(Valuation loss of negotiable securities)	(-)	(2,795)	(-)	
(Loss on sales of negotiable securities)	(-)	(1,424)	(-)	
(Cost for restructuring)	(1,688)	(1,557)	(1,688)	
(Others)	(283)	(21)	(527)	
Income (loss) before income tax	1,606	-2,228	-1,032	—
Corporation, inhabitant taxes	963	337	1,459	
Deferred	-211	-546	-1,364	
Minority shaholders' income	26	81	361	
Interim net income (loss)	828	-2,100	-1,488	—

6. Statement of Consolidated Surplus

(million yen)

	1st half of fiscal 2002 (Apr.1, 2001-Sep.30, 2001)	1st half of fiscal 2003 (Apr.1, 2002-Sep.30, 2002)	End of fiscal 2002 (Apr.1, 2001-Mar.31, 2002)
Consolidated surplus brought forward	143,413	—	143,413
Adjustment for tax effect of previous year	2,159	—	4,032
(Cash dividends)	(1,867)	—	(3,734)
(Directors' bonuses)	(292)	—	(298)
(Decrease by the change of consolidated scope)	(—)	—	(—)
Net income(loss) of the term under review	828	—	- 1,488
Consolidated surplus carried forward	142,082	—	137,893
[Regal reserve]			
Regal reserve brought forward	—	30,028	—
Increase of regal reserve	—	70	—
(Increase by merger)	—	(70)	—
Regal reserve carried forward	—	30,098	—
[Profit reserve]			
Profit reserve brought forward	—	137,893	—
Decrease of profit reserve	—	3,271	—
(Net loss of the term under review)	—	(2,100)	—
(Cash dividends)	—	(929)	—
(Directors' bonuses)	—	(93)	—
(Decrease by the change of consolidated scope)	—	(149)	—
Profit reserve carried forward	—	134,622	—

7. Consolidated statement of cash follows

(million yen)

	1st half of fiscal 2002 (Apr.1, 2001-Sep.30, 2001)	1st half of fiscal 2003 (Apr.1, 2002-Sep.30, 2002)	End of fiscal 2002 (Apr.1, 2001-Mar.31, 2002)
[Cash flows from operating activities]			
Income before income tax	1,606	-2,228	-1,032
Depreciation	12,221	11,738	24,149
Increase/decrease of allowance for bad debt (decrease:-)	158	-142	-177
Profit on sales negotiable securities	-3,040	-5,461	-4,072
Interest earned and dividends received	-821	-859	-1,276
Interest paid	1,197	949	2,292
Exchange profit/loss (profit : -)	214	148	-488
Increase/decrease of trade receivable (increase : -)	16,382	12,780	29,878
Increase/decrease of inventories (increase : -)	5,209	5,668	11,423
Increase/decrease of trade payable (decrease : -)	-11,027	-4,605	-4,497
Increase/decrease of amount in arrears (decrease : -)	-3,357	-3,009	-6,115
Others	-4,637	6,177	-12,400
Sub total	14,105	21,156	37,685
Earning on interest and dividends	821	859	1,276
Interest paid	-1,214	-971	-2,405
Corporation tax and other tax paid	-8,407	-651	-8,863
Net cash provided by operating activities	5,305	20,393	27,693
[Cash flows from investing activities]			
Expenditures for acquisition of securities	-1,638	-1,170	-6,583
Proceeds from sales of securities	3,838	9,454	4,956
Expenditures for acquisition of tangible fixed assets	-18,818	-8,127	-32,087
Proceeds from sales of tangible fixed assets	282	2,043	3,102
Others	857	144	-1,487
Net cash used in investing activities	-15,479	2,344	-32,099
[Cash flows from financing activities]			
Decrease/increase in short-term borrowing (decrease : -)	10,152	-13,859	15,370
Proceeds from long-term debt	-765	-849	-1,306
Repayment of straight bonds	-	-7,783	-10,000
Payment for purchase of treasury stock	-	-17	-1,061
Dividends paid by parent company	-1,867	-929	-3,734
Dividends paid to minority shareholders	-47	-68	-85
Net cash provided by financing activities	7,473	-23,505	-816
Effect of exchange rate change on cash and cash equivalents	-474	184	-98
Net increase/decrease in cash and cash equivalent (decrease : -)	-3,175	-584	-5,320
Cash and cash equivalents at beginning of year	17,186	11,866	17,186
Net increase in cash and cash equivalents by newly consolidated subsidiaries	-	9	-
Cash and cash equivalents at the end of term	14,011	11,291	11,866

(Note) Listed cash and deposit to consolidated balance sheet at end of term and relation of listed cash and cash equivalents to consolidated statement of cash flows

	(Sep. 30, 2001)	(Sep.30, 2002)	(Mar.31, 2002)
Cash and deposits	14,870	11,764	12,482
Fixed deposits (over 3 months)	-859	-473	-616
Total	14,011	11,291	11,866

8. Notes

(1) Notes required by Consolidated Financial Statements Regulations of Japan (Excluding Consolidated Financial Statements Regulations of Japan Art. 14-17)

①Notes receivable endorsed

[Sep. 30, 2001]	2,131 million yen
[Sep. 30, 2002]	5,320 million yen
[Mar. 31, 2002]	1,829 million yen

②Accumulated depreciation of tangible fixed assets

[Sep. 30, 2001]	304,851 million yen
[Sep. 30, 2002]	286,826 million yen
[Mar. 31, 2002]	292,337 million yen

③Guarantees of loans (including contingent guarantees)

[Sep. 30, 2001]	1,115 million yen
[Sep. 30, 2002]	1,270 million yen
[Mar. 31, 2002]	1,233 million yen

④Promissory notes transferred due to securitization of assets.

[Sep. 30, 2001]	— million yen
[Sep. 30, 2002]	10,731 million yen
[Mar. 31, 2002]	5,577 million yen

(2) Notes required by Consolidated Financial Statement Regulation of Japan excluding (1)

①Segment information

A. Results by operating division

1st half of fiscal 2002 (Apr.1, 2001-Sep.30, 2001) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consolidated
I. Net sales							
(1) Sales to customers	82,942	46,639	23,371	28,802	181,754	-	181,754
(2) In-house sales or transfer between operating divisions	-	-	762	10,295	11,057	(11,057)	-
Total	82,942	46,639	24,133	39,097	192,811	(11,057)	181,754
Operating expense	79,179	49,111	23,857	38,433	190,580	(11,120)	179,460
Operating income (loss)	3,763	-2,472	276	664	2,231	63	2,294

1st half of fiscal 2003 (Apr.1, 2002-Sep.30, 2002) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consolidated
I. Net sales							
(1) Sales to customers	60,134	45,209	22,990	29,320	157,653	-	157,653
(2) In-house sales or transfer between operating divisions	-	-	1,202	8,551	9,753	(9,753)	-
Total	60,134	45,209	24,192	37,871	167,406	(9,753)	157,653
Operating expense	60,392	47,589	23,837	38,008	169,826	(9,788)	160,038
Operating income (loss)	-258	-2,380	355	-137	-2,420	35	-2,385

Fiscal 2002 (Apr.1, 2001-Mar.31, 2002) (million yen)

	Wires and cables	Information systems and electronic components	Copper products	Electric equipment, construction and others	Total	Eliminated or company-wide	Consolidated
I. Net sales							
(1) Sales to customers	155,941	95,640	45,923	55,546	353,050	—	353,050
(2) In-house sales or transfer between operating divisions	—	—	1,630	19,537	21,167	(21,167)	—
Total	155,941	95,640	47,553	75,083	374,217	(21,167)	353,050
Operating expense	153,028	101,961	46,792	74,261	376,042	(21,225)	354,817
Operating income (loss)	2,913	-6,321	761	822	-1,825	58	-1,767

(Note) 1. As a rule, business operation is divided into ①Wires and cables, ②Information systems and electronic components, ③Copper products and ④Electric equipment, construction and others according to similarities of manufacturing processes, usage and selling methods.

Operating divisions	Main products
Wires and cables	Wires and cables
Information systems and electronic components	Semiconductor packaging materials, Compound semiconductors, optical components, systems related to information transmission
Copper products	Copper products
Electric equipment, construction, others	Accessories for wires and cables, construction, rubber products, others

2. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

B. Sales results by location

1st half of fiscal 2002 (Apr.1, 2001-Sep.30, 2001) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I.					
Net sales					
(1) Sales to customers	156,598	25,156	181,754	—	181,754
(2) In-house sales or transfer between operating divisions	9,966	5,817	15,783	(15,783)	-
Total	166,564	30,973	197,537	(15,783)	181,754
Operating expense	165,581	29,704	195,285	(15,825)	179,460
Operating income (loss)	983	1,269	2,252	42	2,294

1st half of fiscal 2003 (Apr.1, 2002-Sep.30, 2002) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I.					
Net sales					
(1) Sales to customers	133,177	24,476	157,653	-	157,653
(2) In-house sales or transfer between operating divisions	10,488	3,324	13,812	(13,812)	-
Total	143,665	27,800	171,465	(13,812)	157,653
Operating expense	147,010	26,889	173,899	(13,861)	160,038
Operating income (loss)	△3,345	911	△2,434	49	-2,385

Fiscal 2002 (Apr.1, 2001-Mar.31, 2002) (million yen)

	Japan	Others	Total	Eliminated or company-wide	Consoli-dated
I.					
Net sales					
(1) Sales to customers	304,702	48,348	353,050	—	353,050
(2) In-house sales or transfer between operating divisions	17,068	11,527	28,595	(28,595)	—
Total	321,770	59,875	381,645	(28,595)	353,050
Operating expense	325,170	58,343	383,513	(28,696)	354,817
Operating income (loss)	-3,400	1,532	-1,868	101	-1,767

(Note)

1. It is omitted to mention business results by country or region in 1st half of fiscal 2002, 1st half of fiscal 2003, fiscal 2002, because the every ratio of sales of country or region in total net sales are less than 10%.

2. Others・・・U.S.A., Thailand, China etc.

3. Because operating expenses are allocated in their entirety to individual business segments, there are no unallocatable operating expenses in the "elimination or company-wide" item.

C. Overseas

1st half of fiscal 2002 (Apr. 1, 2001-Sep. 30, 2001) (million yen)

	Asia	North America	Others	Total
I. Overseas	28,769 million yen	29,350 million yen	7,603 million yen	65,722 million yen
II. Consolidated sales				181,754 million yen
III. Ratio of overseas sales in consolidated sales	15.8 %	16.1 %	4.3 %	36.2 %

1st half of fiscal 2003 (Apr. 1, 2002-Sep. 30, 2002) (million yen)

	Asia	North America	Others	Total
I. Overseas	23,607 million yen	10,123 million yen	4,830 million yen	38,560 million yen
II. Consolidated sales				157,653 million yen
III. Ratio of overseas sales in consolidated sales	15.0 %	6.4 %	3.1 %	24.5 %

Fiscal 2002 (Apr. 1, 2001-Mar. 31, 2002) (million yen)

	Asia	North America	Others	Total
I. Overseas	60,439 million yen	44,741 million yen	11,888 million yen	117,068 million yen
II. Consolidated sales				353,050 million yen
III. Ratio of overseas sales in consolidated sales	17.1 %	12.7 %	3.4 %	33.2 %

(Note) 1. As a rule, countries or regions are divided according to geographical proximity to each other.

2. Main countries
   (1) Asia・・・China, South Korea, Taiwan, Thailand, Singapore
   (2) North America・・・U.S.A., Canada
   (3) Other countries・・・Italy, U.K., etc.

3. Overseas sales represent sales made by the Company and its consolidated subsidiaries in countries or regions other than Japan.

②Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
A. Lease rental expense	546 million yen	454 million yen	1,070 million yen
B. Outstanding future lease payments as of the end of the period	2,011 million yen	1,922 million yen	1,982 million yen

[Operating lease transaction]

	Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
Outstanding future lease payments	−million yen	54 million yen	−million yen

③Securities

〔1st half of fiscal 2002 (Sep.30, 2001)〕

A. Other securities estimated on market price (fixed assets)

(million yen)

		Acquisition cost (A)	Balance sheet value (B)	B-A
(1) Stock		11,324	28,401	17,077
(2) Bond	Government bond・Local government bond	-	-	-
	Company bond	-	-	-
	Others	2,000	2,000	-
(3) Others		98	99	1
Total		13,422	30,500	17,078

B. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

Other securities	Unlisted stock (excluding over-the-counter stock)	14,354
	Unlisted company bond	30

〔1st half of fiscal 2003 (Sep.30, 2002)〕

A. Other securities estimated on market price (fixed assets)

(million yen)

		Acquisition cost (A)	Balance sheet value (B)	B-A
(1) Stock		7,731	13,584	5,853
(2) Bond	Government bond・Local government bond	-	-	-
	Company bond	-	-	-
	Others	2,000	2,000	-
(3) Others		-	-	-
Total		9,731	15,584	5,853

B. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

Other securities	Unlisted stock (excluding over-the-counter stock)	14,632
	Unlisted company bond	-

〔Fiscal 2002 (Mar.31, 2002)〕

A. Other securities estimated on market price (fixed assets)

(million yen)

		Acquisition cost (A)	Balance sheet value (B)	B-A
(1) Stock		11,234	26,113	14,879
(2) Bond	Government bond・Local government bond	-	-	-
	Company bond	-	-	-
	Others	2,000	2,000	-
(3) Others		-	-	-
Total		13,234	28,113	14,879

B. Outlines and balance sheet value of securities that don' t estimate on market price

(million yen)

Other securities	Unlisted stock (excluding over-the-counter stock)	19,562
	Unlisted company bond	-

④Preset price, market price and valuation profit/loss of derivative contract

(million yen)

	Type of Transaction	1st half of fiscal 2002 (As of Sep.30, 2001)			1st half of fiscal 2003 (As of Sep.30, 2002)			Fiscal 2002 (As of Mar.31, 2002)		
		Preset price	Market price	Valuation Profit/loss	Preset price	Market price	Valuation Profit/loss	Preset price	Market price	Valuation Profit/loss
Currency	Forward exchange contract									
	Sell	5,973	5,867	106	2,187	2,206	-19	2,648	2,643	5
	Buy	955	1,008	53	1,542	1,599	56	278	315	37
Interest	Swap transaction	37,900	90	90	17,900	-108	-108	17,900	3	3
Total		44,828	6,965	249	21,629	3,697	-71	20,826	2,961	45

(Note) There is no derivative transaction applying hedge accounts.

October 28, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: 03-5252-3261

Notice Regarding Purchase of Own Shares

At the October 28, 2002, meeting of its Board of Directors, Hitachi Cable, Ltd., approved the purchase of its own shares in accordance with Article 210 of the Commercial Code of Japan and based on the decision made at the 65th Annual General Meeting of Shareholders, held on June 27, 2002.

1. Details of Purchase
(1) Type of shares to be purchased: The Company's Common Stock
(2) Number of shares to be purchased: Up to 2 million shares
(3) Total Value of shares to be purchased: Up to 0.6 billion yen
(4) Method of purchase: Market purchase at the Tokyo Stock Exchange

Reference:
1. Details of the decision made at the June 27, 2002, 65th Annual General Meeting of Shareholders
(1) Type of shares to be purchased: The Company's Common Stock
(2) Number of shares to be purchased: Up to 4 million shares
(3) Total Value of shares to be purchased: Up to 2.4 billion yen

2. Statistics of own share purchases subsequent to the June 27, 2002, 65th Annual General Meeting of Shareholders
(1) No. of shares purchased: —
(2) Value of purchase: —

(Summarized translation)

Financial Report for 1st half of fiscal 2003 ended March 31, 2003 (Non-consolidated)

October 28, 2002

Name of Listed Company: **Hitachi Cable,Ltd.**

Stock Exchange where listed (Section): Tokyo Stock Exchange (First Section)
Osaka Securities Exchange(First Section)

Code Number: 5812

Head Office: Tokyo
(URL http://www.hitachi-cable.co.jp)
President and Representative Director: Seiji Hara
Contact: Suzumura Shinichiro
General Manager, Administration, Dept., Human Resources & Administration Group
Tel: +81-3-5252-3261
Date of the Board of Directors Meeting at which the Account Settlement Plan was approved: October 28,2002
Existence of Interim Dividend System: Yes
The day the company starts the payment of the dividends: December 3, 2002
Adoption of Stock Trading System: Yes. 1Unit=1,000 Stocks

1. Performance over 1st half of the year under review (Apr.1, 2002-Sep.30, 2002)

(1) Operating results

	Net sales (million yen)		Operating income (loss) (million yen)		Ordinary income (loss) (million yen)	
September/02	120,426	(-16.4%)	-3,355	(—)	-2,767	(—)
September/01	144,018	(-7.7%)	307	(-96.6%)	1,150	(-87.5%)
March/02	269,850		-4,469		-2,738	

	Interim net income (loss) (million yen)		Interim net income (loss) per share (million yen)
September/02	-454	(—)	-1.22
September/01	895	(-74.1)	2.40
March/02	-263		-0.70

(Notes) ①. Average number of shares outstanding.

	Common	Preferred
Sep./02	371,980,946	—
Sep./01	373,448,815	—
Mar./02	373,355,863	—

②. Changing in accounting policy: None
③. Figures are rounded down to the nearest 1 million yen
④. Figures in parentheses represent % change from 1st half of the last fiscal year.

(2) Dividends

	Interim dividend per share (yen)	Annual dividend per share (yen)
September/02	2.50	—
September/01	5.00	—
March/02	—	7.50

(3) Financial standing

	Total assets (million yen)	Shareholders' equity (million yen)	Shareholders' equity ratio (%)	Ratio of dividends to shareholders' equity (yen)
September/02	301,556	166,592	55.2	447.88
September/01	331,779	177,833	53.6	476.19
March/02	336,405	172,732	51.3	464.35

(Notes)

① Number of shares outstanding at the end of period

	Common	Preferred
September/02	371,954,741	—
September/01	373,448,815	—
March/02	371,991,360	—

② Number of treasury shares

	Common	Preferred
September/02	2,063,433	—
September/01	3,375	—
March/02	2,026,814	—

2. Business results forecast for fiscal year 2003 (Apr.1, 2002-Mar.31, 2003)

	Net sales (million yen)	Ordinary income (loss) (million yen)	Net income (loss) (million yen)	Annual dividend per share	
				Term-end Dividend (yen)	(yen)
March/03	240,000	-2,300	-2,000	2.50	5.00

(Reference)Forecast net income (loss) per share (Whole year):-5.38yen

* Safe harbor statement

The figures contained herein, excepting actual performance figures, are based on assumptions by management that were judged to be valid at the time these materials were created. Actual performance may be very different from these forecasts and targets.

Please note that all persons who view the content of the announcement of this matter prior to 12 hours from the time of its announcement (3:30 am on October 29, 2002), will be regarded as interested parties or recipients of primary information under insider trading regulations as provided for in Article 166 of the Securities and Exchange Law and Article 30 of the Implementation Ordinances of that Law and should therefore exercise appropriate caution.

1. Non-consolidated interim balance sheet

(million yen)

	1st half of Fiscal 2002 Sep. 30, 2001	1st half of Fiscal 2003 Sep. 30, 2002	End of Fiscal 2002 Mar. 31, 2002
[Assets]			
Current assets	136,185	115,922	137,925
Cash and deposits in bank	9,084	5,949	6,478
Notes receivable	11,941	3,725	2,647
Accounts receivable	62,365	59,861	66,313
Advance payments	1,309	1,135	1,366
Products	6,721	3,618	5,884
Materials	4,032	2,836	3,445
Work in process	23,312	16,141	19,512
Deferred income taxes	2,903	4,367	4,916
Other current assets	15,573	19,037	27,982
Allowance for doubtful accounts	-1,060	-750	-620
Fixed assets	195,594	185,634	198,479
Tangible fixed assets	118,938	110,854	117,612
Buildings	33,895	35,583	36,095
Structures	2,912	2,725	2,869
Machinery	49,761	44,870	47,345
Vehicle and other transportation equipment	175	70	133
Tools, equipment and fixtures	6,369	5,450	5,836
Land	9,431	9,374	9,999
Construction in progress	16,393	12,780	15,331
Intangible fixed assets	1,424	2,158	1,586
Utility rights, etc.	1,424	2,158	1,586
Investments, etc.	75,231	72,621	79,280
Shares of subsidiaries	17,611	18,504	17,877
Investment securities	39,577	26,956	41,893
Long-term loans	5,624	8,123	6,227
Deferred income taxes	799	6,778	1,700
Others	14,728	15,398	14,931
Allowance for doubtful accounts	-3,110	-3,140	-3,350
Total assets	331,779	301,556	336,405

	1st half of Fiscal 2002 Sep. 30, 2001	1st half of Fiscal 2003 Sep. 30, 2002	End of Fiscal 2002 Mar. 31, 2002
[Liabilities]			
Current liabilities	90,502	84,234	109,955
Accounts payable	28,863	27,292	33,296
Short-term debt	23,818	43,220	51,977
Amortized bond	17,783	-	7,783
Amounts in arrears	5,781	3,032	4,232
Corporation tax payable	485	54	283
Expenses payable	9,922	7,086	8,621
Advances received	1,879	1,480	1,990
Deposits received	1,858	1,580	1,511
Others	110	487	258
Fixed liabilities	63,443	50,729	53,717
Bond	20,000	20,000	20,000
Long-term debt	19,954	11,089	11,741
Reserve for retirement allowance	22,463	18,387	20,819
Retirement allowance	892	1,032	982
Others	133	220	173
Total liabilities	153,946	134,964	163,673
[Shareholders' equity]			
Pain-in capital	25,948	-	25,948
Legal reserve	36,185	-	36,440
Capital surplus	29,698	-	29,953
Profit reserve	6,487	-	6,487
Surplus fund	105,871	-	102,846
Special depreciation reserve	148	-	148
Reserve for deferred income taxes on special account	391	-	391
Special reserve	92,500	-	92,500
Retained earnings at end of 1st half of year	12,832	-	9,806
(Interim net income)	895	-	-263
The accumulated changes in fail value carried in the section of equity	9,828	-	8,559
Treasury stock	-	-	-1,061
Total shareholders' equity	177,833	-	172,732
Paid-in capital	-	25,948	-
Legal reserve	-	30,023	-
Capital surplus	-	30,023	-
Profit reserve	-	108,361	-
Profit surplus	-	6,504	-
Special depreciation reserve	-	132	-
Reserve for deferred income taxes on special account	-	413	-
Special reserve	-	92,630	-
Retained earnings at the end of 1st half of year	-	8,680	-
(interim net income)	-	-454	-
The accumulated changes in fair value carried in the section of equity	-	3,338	-
Treasury stock	-	-1,078	-
Total shareholders' equity	-	166,592	-
Total liabilities and shareholders' equity	331,779	301,556	336,405

2. Non-consolidated profit and loss sheet

(million yen)

	1st half of fiscal 2002(A) (Apr. 1, 2001- Sep. 30, 2001)	1st half of fiscal 2003(B) (Apr. 1, 2002- Sep. 30, 2002)	End of fiscal 2002 (Apr. 1, 2002- Mar. 31, 2002)	B/A (%)
〔Ordinary income and loss〕				
Recurring income and loss				
Net sales	144,018	120,426	269,850	84
Cost of sales	124,730	109,649	238,492	
Sales, general and administrative expense	18,979	14,132	35,828	
Operating income (loss)	307	-3,355	-4,469	—
Non-operating income and loss				
Non-operating revenues	3,500	3,062	7,314	87
(Interest and dividends received)	(1,923)	(1,769)	(3,729)	
(Miscellaneous revenues)	(1,576)	(1,293)	(3,584)	
Non-operating expenses	2,657	2,474	5,583	93
(interest and discount charge paid)	(670)	(595)	(1,258)	
(Miscellaneous losses)	(1,986)	(1,879)	(4,324)	
Ordinary income	1,150	-2,767	-2,738	—
〔Extraordinary income and loss〕				
Extraordinary income	1,829	5,648	2,865	309
(Profit on sales of negotiable securities)	(1,829)	(5,499)	(2,865)	
(Others)	(—)	(148)	(—)	
Extraordinary loss	1,958	4,059	2,123	207
(Cost for restructuring)	(1,688)	(956)	(1,688)	
(Valuation loss of negotiable securities)	(—)	(2,782)	(—)	
(others)	(270)	(320)	(435)	
Income (loss) before income tax	1,021	-1,178	-1,996	—
Corporation, inhabitant taxes	16	20	151	125
Deferred	110	-743	-1,884	—
Interim net income (loss)	895	-454	-263	—
Retaining earnings brought forward	11,937	8,870	11,937	74
Retained earnings by merger	-	265	-	—
Interim dividends	-	-	1,867	—
Retained earnings at the end of 1st half of year	12,832	8,680	9,806	68

3. Notes

(1) Notes required by Interim Non-consolidated Financial Statement Regulations of Japan (Excluding Interim Non-consolidated Financial Statements Regulation of Japan Art.5-3 and 5-4 Section 1-(2))

① Accumulated depreciation of tangible fixed assets

〔Sep.30, 2001〕 228,699 million yen

〔Sep.30, 2002〕 210,428 million yen

〔Mar.31, 2002〕 217,290 million yen

② Guarantees of loans (including contingent guarantees)

〔Sep.30, 2001〕 5,102 million yen

〔Sep.30, 2002〕 5,422 million yen

〔Mar.31, 2002〕 6,258 million yen

③ Promissory notes transferred due to securitization of assets.

〔Sep.30, 2001〕 — million yen

〔Sep.30, 2002〕 7,703 million yen

〔Mar.31, 2002〕 8,072 million yen

(2) Notes required by Non-consolidated Financial Statements Regulations of Japan excluding(1)

① Lease transaction

[Finance lease transactions other than those in which the leased assets are regarded as being transferred to the lessee.]

	〔Sep. 30, 2001〕	〔Sep. 30, 2002〕	〔Mar.31, 2002〕
A. Lease rental expense	332 million yen	234 million yen	629 million yen
B. Outstanding future lease payments as of the end of the period	994 million yen	908 million yen	872 million yen

[Operating lease]

	〔Sep. 30, 2001〕	〔Sep. 30, 2002〕	〔Mar.31, 2002〕
Outstanding future lease payments	— million yen	50 million yen	— million yen

② Securities

Stocks of subsidiaries and affiliates which are quoted on market

[Sep. 30, 2001]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,309 million yen	2,903 million yen	594 million yen
Affiliates' stock	-	-	-
Total	2,309 million yen	2,903 million yen	594 million yen

[Sep. 30, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	2,077 million yen	2,959 million yen	882 million yen
Affiliates' stock	-	-	-
Total	2,077 million yen	2,959 million yen	882 million yen

[Mar. 31, 2002]

	The amount on balance sheet (A)	Market price (B)	B-A
Subsidiaries' stock	1,978 million yen	3,158 million yen	1,180 million yen
Affiliates' stock	-	-	-
Total	1,978 million yen	3,158 million yen	1,180 million yen

November 22, 2002

Company Name: Hitachi Cable, Ltd.

Representative: Seiji Hara, President and Representative Director

Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.

Code Number: 5812

Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261

Notice Regarding the Results of Own Share Purchases

This is to announce the Company's purchase of its own shares in accordance with Article 210 of the Commercial Code of Japan. Purchases were conducted on the stock market in the manner outlined below.

(1) Purchase Period: From October 30, 2002, through November 22, 2002
(2) Number of Shares to be Purchased: 2,000,000 shares
(3) Total Value of Shares to be Purchased: 531,387,000 yen
(4) Method of Purchase: Shares were purchased on the Tokyo Stock Exchange.

Reference:

Note 1: Details of the decision made at the June 27, 2002, 65th Annual General Meeting of Shareholders

Type of Shares to be Purchased: The Company's Common Stock
Total Number of Shares to be Purchased: Up to 4 million shares
Total Value of Shares to be Purchased: Up to 2.4 billion yen

Note 2: Statistics of own share purchases subsequent to the June 27, 2002, 65th Annual General Meeting of Shareholders

Total Number of Shares: 2,000,000 shares
Total Value of Shares: 531,387,000 yen

November 25, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number: 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept.,
Human Resources & Administration Group
Tel: +81-3-5252-3261

Notice Regarding Purchase of Own Shares

At the November 25, 2002, meeting of its Board of Directors, Hitachi Cable, Ltd., approved the purchase of its own shares in accordance with Article 210 of the Commercial Code of Japan and based on the decision made at the 65th Annual General Meeting of Shareholders, held on June 27, 2002.

1. Details of Purchase
(1) Type of shares to be purchased: The Company's Common Stock
(2) Number of shares to be purchased: Up to 2 million shares
(3) Total Value of shares to be purchased: Up to 0.6 billion yen
(4) Method of purchase: Market purchase at the Tokyo Stock Exchange

Reference:
1. Details of the decision made at the June 27, 2002, 65th Annual General Meeting of Shareholders
(1) Type of shares to be purchased: The Company's Common Stock
(2) Number of shares to be purchased: Up to 4 million shares
(3) Total Value of shares to be purchased: Up to 2.4 billion yen

2. Statistics of own share purchases subsequent to the June 27, 2002, 65th Annual General Meeting of Shareholders
(1) Number of shares purchased: 2,000,000 shares
(2) Value of purchase: 531,387,000 yen

December 19, 2002

Company Name: Hitachi Cable, Ltd.

President and Representative Director: Seiji Hara

Listings: First Section, Tokyo Stock Exchange, Inc.

First Section, Osaka Securities Exchange Co., Ltd.

Code Number: 5812

Contact: Shinichiro Suzumura,

General Manager, Administration Dept.,

Human Resources & Administration Group

Tel: +81-3-5252-3261

Notice Regarding Purchase of Own Shares

This is to announce the Company's purchase of its own shares in accordance with Article 210 of the Commercial Code of Japan. Purchases were conducted on the stock market in the manner outlined below.

In addition, the Company announces that it has purchased the full amount of "total number of shares to be purchased" determined at the 65th Annual General Meeting of Shareholders held June 27, 2002.

(1) Purchase Period: From November 26, 2002, through December 18, 2002

(2) Number of Shares to be Purchased: 2,000,000 shares

(3) Total Value of Shares to be Purchased: 597,310,000 yen

(4) Method of Purchase: Shares were purchased on the Tokyo Stock Exchange.

Reference:

Note 1: Details of the decision made at the June 27, 2002, 65th Annual General Meeting of Shareholders

Type of Shares to be Purchased: The Company's Common Stock

Total Number of Shares to be Purchased: Not exceeding 4,000,000 shares

Total Value of Shares to be Purchased: Not exceeding 2.4 billion yen

Note 2: Statistics of own share purchases subsequent to the June 27, 2002, 65th Annual General Meeting of Shareholders

Total Number of Shares: 4,000,000 shares

Total Value of Shares: 1,128,697,000 yen

December 24, 2002

Company Name: Hitachi Cable, Ltd.
Representative: Seiji Hara, President and Representative Director
Listings: First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.
Code Number 5812
Contact: Shinichiro Suzumura
General Manager, Administration Dept., Human Resources & Administration Group
Telephone: +81-3-5252-3261

Hitachi Cable to Merge Its Sales Companies in the Kansai Region

Hitachi Cable, Ltd. (hereinafter Hitachi Cable or the Company) announces that at the meeting of its Board of Directors held December 24, 2002, agreement was reached to split off a separate company from Matsumoto Dengyo Co., Ltd. (Head office: Kita-ku, Osaka; Representative: Hironori Matsumoto, President and Representative Director), an affiliated company accounted for by the equity method, on April 1, 2003, and to transfer the sales of wires and cables as well as copper products sales operations of Matsumoto Dengyo to this newly split off company. In addition, the Board of Directors also decided to merge the newly formed company with two other companies to form a single company, effective June 1, 2003. The two other companies are Kansai Hi-Elec, Ltd. (Head office: Chuo-ku, Osaka; Representative: Masakatsu Nakagawa, President and Representative Director; hereinafter Kansai Hi-Elec) and Kansai Hi-Metal, Ltd. (Head office: Higashi Osaka; Representative: Koji Mabuchi, President and Representative Director; hereinafter Kansai Hi-Metal), both of which are consolidated subsidiaries of Hitachi Cable.

Matters related to this merger which are currently undecided will be announced as soon as they are decided.

1. Objectives of this Realignment

These three companies are facing a difficult operating environment in the domestic market in the wires and cables as well as copper products fields, which are their main lines of business, because their customers are shifting operations overseas and private-sector capital investment is declining. It is imperative that these companies increase their competitiveness by improving the efficiency of their management and improving customer service.

The Hitachi Cable Group has already merged its four sales companies in the Eastern Japan region

into a single company, effective October 1, 2002, and is moving forward with measures to strengthen its distribution services in the Eastern Japan region and promote the rationalization as well as enhance the efficiency of back office and other operations with the aim of strengthening its operating base. By merging the three companies mentioned previously in the Kansai region, the Company is aiming to achieve similar positive results.

2. Details of the Split-Off from Matsumoto Dengyo

(1) Description of the Split-Off

① Date of the split-off: April 1, 2003(scheduled)

② Method of the split-off: A new company will be established as a split-off company to continue the sales operations of Matsumoto Dengyo for wires and cables as well as copper products.

③ Allocation of shares: At the time of the split-off, all the common shares issued by the new company established as a split-off will be allocated to Matsumoto Dengyo.

④ Rights and duties of the new company established as a split-off: All right and duties related to the sales activities of wires and cables as well as copper products.

⑤ Prospects for honoring liabilities: There are no circumstances to indicate that Matsumoto Dengyo and the newly established split-off will be unable to meet their obligations related to any liabilities following this split-off and no such circumstances are foreseen at present. Therefore, the Company has made the judgment that Matsumoto Dengyo and the split-off company will meet their obligations related to all liabilities as these come due following the date of the split-off.

⑥ Directors who will assume office in the newly establishing split-off company: Yusuke Matsumoto, Chishiro Matsumoto, Mitsunobu Shimanuki, and Koji Bito. (All of these individuals are currently directors of Matsumoto Dengyo.)

(2) Outline of Matsumoto Dengyo (As of September 30, 2002)

① Company name: Matsumoto Dengyo Co., Ltd.

② Lines of business: Sales of wires and cables, electric equipment, and nonferrous metals

③ Date of establishment: August 26, 1947

④ Location of Head Office: 5, Nishi Tenma, 5-2, Kita-ku, Osaka

⑤ Representative: Yusuke Matsumoto, President and Representative Director

⑥ Paid-in capital: 100 million yen

⑦ Number of shares issued: 2,000 thousand

⑧ Shareholders' equity: 626 million yen

⑨ Total assets: 3,425 million yen

⑩ Annual closing of accounts: March 31

⑪ Number of employees: 62

⑫ Principal customers: Kinden Corporation, Central Uni Co., Ltd., Kurihara Kogyo Co., Ltd.

⑬ Principal shareholders and percentages owned: Hitachi Cable: 20.7%; Takeo Matsumoto: 19.8%; Yusuke Matsumoto: 13.3%

⑭ Main bank: UFJ Bank, Ltd.

(3) Performance of Matsumoto Dengyo for the Most Recent Three Years

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net sales	8,184 million yen	9,505 million yen	8,098 million yen
Operating income	67 million yen	69 million yen	-20 million yen
Ordinary income	7 million yen	68 million yen	-21 million yen
Net income	8 million yen	-65 million yen	-23 million yen
Net income per share	4.30 yen	-32.95 yen	-11.66 yen
Cash dividends per share	5.00 yen	4.00 yen	0 yen
Shareholders' equity per share	404.39 yen	395.92 yen	370.52 yen

(4) Content of the Split-Off

① Activities of the department to be split off: Sales of Wires and cables, copper products

② Net sales and ordinary income of the department for the most recent business year: Following the split-off from Matsumoto Dengyo, Matsumoto Dengyo will administrate the rental of its current Head Office. For this reason, the net sales and ordinary income of the department to be split off are the same as the figures shown under net sales and ordinary income for Matsumoto Dengyo in the table in (3) above.

③ Asset and liabilities items and amounts for the department to be split off: These are currently being calculated

(5) Condition of Matsumoto Dengyo following the Split-Off

① Company name: Matsumoto Dengyo Co., Ltd.

② Lines of business: Rental and administration of real estate

③ Location of the Head Office: 5, Nishi Tenma, 5-2, Kita-ku, Osaka

④ Representative: Yusuke Matsumoto

⑤ Paid-in capital: 100 million yen

3. Details of the Merger among the Split-Off Company, Kansai Hi-Elec, and Kansai Hi-Metal

(1) Content of the merger

① Date of the merger: June 1, 2003 (Scheduled)

② Method of the merger: The new company established in connection with the split off will be the continuing company and it will absorb Kansai Hi-Elec and Kansai Hi-Metal, which will cease to exist as corporate entities.

③ Percentages of the merger: To be decided

④ Amounts to be paid in connection with the merger: To be decided

(2) Outline of companies to be merged

(Information for the new company to be established in connection with the split-off is as of April 1, 2003, and information for the remaining two companies is as of September 30, 2002.)

	New split-off company	Kansai Hi-Elec	Kansai Hi-Metal
Company name	To be decided	Kansai Hi-Elec, Ltd.	Kansai Hi-Metal, Ltd.
Lines of business	Sales of wires and cables, copper products	Sales of wires and cables, electronic materials, copper products, etc.	Sale of nonferrous, ferrous metals
Date of establishment	April 1, 2003	September 1, 1990	January 20, 1994
Location of Head Office	5, Tenma, 5-2, Kita-ku, Osaka	3, Kitahama, 5-29, Chuo-ku, Osaka	Higashi hachibanchi, Yoko-makura, Higashi Osaka
Representative	To be decided	Masakatsu Nakagawa	Koji Mabuchi
Paid-in capital	To be decided	30 million yen	30 million yen
Number of shares issued	To be decided	600 shares	600 shares
Shareholders' equity	—	94 million yen	45 million yen
Total assets	—	1,052 million yen	510 million yen
Date of annual closing of accounts	March 31	March 31	March 31
Number of employees	Approximately 60	16	16
Principal customers	To take over customers of Matsumoto Dengyo	ROHM Co., Ltd. Mitsubishi Electric Co., Ltd. Nishida Kousan Co., Ltd.	Osaka Gas Co., Ltd., Mitsubishi Heavy Industries, Ltd., J.S.T. Mfg. Co., Ltd.
Major share-holders and percentages owned	Matsumoto Dengyo: 100%	Hitachi Cable: 100%	Hitachi Cable: 80% Okuda Kinzoku Co., Ltd.: 20%
Main bank	UFJ Bank, Ltd.	Mizuho Bank, Ltd.	UFJ Bank, Ltd.

(3) Financial Data for the Companies to Be Merged for the Most Recent Three Years

① Kansai Hi-Elec

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net sales	4,062 million yen	3,875 million yen	2,905 million yen
Operating income	34 million yen	19 million yen	-8 million yen
Ordinary income	35million yen	24 million yen	-10 million yen
Net income	20 million yen	12 million yen	-10 million yen
Net income per share	33,952.42 yen	21,134.78 yen	-17,280.37 yen
Cash dividends per share	9,000.00 yen	9,000.00 yen	9,000.00 yen
Shareholders' equity per share	195,211.81 yen	198,463.27 yen	163,099.56 yen

② Kansai Hi-Metal

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net sales	2,104 million yen	2,582 million yen	2,252 million yen
Operating income	-7 million yen	29 million yen	-4 million yen
Ordinary income	9 million yen	27 million yen	-4 million yen
Net income	6 million yen	20 million yen	-6 million yen
Net income per share	10,757.14 yen	34,297.73 yen	-10,784.18 yen
Cash dividends per share	5,000.00 yen	5,000.00 yen	0 yen
Shareholders' equity per share	84,699.88 yen	100,729.19 yen	74,103.23 yen

(4) Condition following the merger

① Company name: To be decided

② Lines of business: Sales of wires and cables, copper products

③ Location of Head Office: 5, Tenma, 5-2, Kita-ku, Osaka

④ Representative: To be decided

⑤ Paid-in capital: 310 million yen

⑥ Major shareholders and percentage holdings: Hitachi Cable 50%, Matsumoto Dengyo 50%

⑦ Total assets: To be decided

⑧ Date of annual closing of accounts: March 31

4. Impact on Hitachi Cable's financial performance of the corporate realignments described above:

No effect on the accounts of the parent company. Slight (non-material) impact on the consolidated accounts.